UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 2, 2011

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Half Yearly Report - August 2, 2011

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: August 2, 2011

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: August 2, 2011

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Barclays PLC
Interim Results Announcement

30 June 2011

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839

Unless otherwise stated, the income statement analyses compare the six months to 30 June 2011 to the corresponding six months of 2010 and balance sheet comparisons relate to the corresponding position at 31 December 2010.

Adjusted profit before tax and adjusted performance metrics have been presented to provide a more consistent basis for comparing business performance between periods. These measures exclude: the impact of own credit; the provision for PPI redress; and gains and losses on acquisitions and disposals of subsidiaries, associates, joint ventures and strategic investments.

Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the glossary on pages 96 to 103.

In accordance with Barclays policy to provide meaningful disclosures that help investors and other stakeholders understand the financial position, performance and changes in the financial position of the Group for the year, and having regard to the BBA Disclosure Code, the information provided in this report goes beyond minimum requirements. Barclays continues to develop its financial reporting considering best practice and welcomes feedback from investors, regulators and other stakeholders on the disclosures that investors would find most useful.

The information in this announcement, which was approved by the Board of Directors on 1 August 2011, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2010, which included certain information required for the Joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC) and which contained an unqualified audit report under Section 495 of the Companies Act 2006 and which did not make any statements under Section 498 of the Companies Act 2006, have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.

Forward-looking Statements

This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "may", "will", "seek", "continue", "aim", "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe" or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, assets, impairment charges, business strategy, capital ratios, leverage, payment of dividends, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations and other statements that are not historical fact. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and exchange rates, effects of changes in valuation of credit market exposures, changes in valuation of issued notes, the policies and actions of governmental and regulatory authorities, including requirements regarding capital and Group structures, changes in legislation, the further development of standards and interpretations under IFRS applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition - a number of such factors being beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements.

Any forward-looking statements made herein speak only as of the date they are made. Except as required by the UK Financial Services Authority (FSA), the London Stock Exchange or applicable law, Barclays expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in Barclays expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.

Performance Highlights

Group Unaudited Results	30.06.11	30.06.10
	£m	£m	% Change
Total income net of insurance claims excluding own credit	15,241	15,730	(3)
Own credit gain	89	851	nm
Total income net of insurance claims	15,330	16,581	(8)
Impairment charges and other credit provisions	(1,828)	(3,080)	(41)
Net operating income	13,502	13,501	0
Operating expenses excluding provision for payment protection insurance (PPI) redress	(9,829)	(9,720)	1
Provision for PPI redress1	(1,000)	-	nm
Profit before tax	2,644	3,947	(33)
Own credit gain	(89)	(851)	nm
Provision for PPI redress1	1,000	-	nm
Losses/(gains) on acquisitions and disposals 2	123	(133)	nm
Adjusted profit before tax	3,678	2,963	24

Profit after tax	1,983	2,921	(32)
Profit attributable to equity holders of the parent	1,498	2,431	(38)
Basic earnings per share	12.5p	20.9p	(40)
Dividend per share	2.0p	2.0p	0

Capital and Balance Sheet	30.06.11	31.12.10
Core Tier 1 ratio	11.0%	10.8%	nm
Risk weighted assets	£395bn	£398bn	(1)
Adjusted gross leverage	20x	20x	nm
Group liquidity pool	£145bn	£154bn	(6)
Net asset value per share	423p	417p	1
Net tangible asset value per share	353p	346p	2
Group loan: deposit ratio	118%	124%	nm

	Adjusted3		Statutory
Performance Measures	30.06.11	30.06.10	30.06.11	30.06.10
Return on average shareholders' equity	9.1%	6.9%	5.9%	9.8%
Return on average tangible shareholders' equity	10.9%	8.4%	7.1%	12.0%
Return on average risk weighted assets	1.4%	1.1%	1.0%	1.5%
Cost: income ratio	64%	62%	71%	59%
Cost: net operating income ratio	73%	77%	80%	72%

Profit Before Tax by Business	Adjusted3		Statutory
Retail and Business Banking	1,446	1,086	446	1,219
Corporate and Investment Banking	2,327	2,172	2,352	3,023
Wealth and Investment Management	139	126	81	126
Head Office Functions and Other Operations	(234)	(421)	(235)	(421)
Profit before tax	3,678	2,963	2,644	3,947

		30.06.11		30.06.10
Income by Geographic Segment4	£m	%	£m	%
UK	6,279	41	6,491	39
Europe	2,226	15	2,818	17
Americas	3,687	24	4,104	25
Africa and the Middle East	2,501	16	2,392	14
Asia	637	4	776	5

1        Provision for the settlement of PPI claims following the conclusion of the Judicial Review proceedings. Refer to note 17 for further details.
2        2011 includes a £58m loss on disposal of a portion of the Group's strategic investment in BlackRock, Inc. recycled through investment income, and a £64m provision relating to the sale of Barclays Bank Russia.
3        Adjusted performance metrics reflect the adjusting items to profit before tax disclosed above.
4        Total income net of insurance claims based on counterparty location.

"I am pleased with the progress made across Barclays in the first half. We have performed well on our journey to a targeted 13% return on equity by 2013 and have made specific progress against our execution priorities of capital strength, returns on equity, income growth and citizenship.

We have delivered underlying profit before tax up 24% to £3,678m1, and our underlying return on average shareholders' equity improved to 9.1%, despite a lacklustre economic environment in many of our major markets which impacted income generation. Our operating expenses have been tightly controlled while we have continued to invest in selected growth initiatives in a number of our businesses.

Our capital, liquidity and funding position is rock solid. We look forward to the finalisation of new banking regulations over the coming months. This will help us balance requirements to hold more capital and liquidity on the one hand, with the desire of shareholders for us to distribute higher dividends and with business demand for us to help support economic growth, on the other. In the meantime we are meeting our Project Merlin commitments and have extended £20bn of new lending to businesses in the UK in the first half. We are on track to lend at least £40bn for the year."

Bob Diamond, Chief Executive

- Adjusted Group profit before tax of £3,678m up 24% (2010: £2,963m). Profit before tax of £2,644m down 33% (2010: £3,947m), reflecting the £1,000m PPI provision, loss on acquisitions and disposals, and reduced gain on own credit

- Impairment charge of £1,828m down 41% (2010: £3,080m) with a year-to-date annualised loan loss rate of 74bps (2010: 118bps)

- Net operating income up 6% to £13,413m (2010: £12,650m) excluding own credit

- Operating expenses excluding PPI provision of £9,829m up 1% (2010: £9,720m)

- Adjusted return on average shareholders' equity improved to 9.1% (2010: 6.9%) and adjusted return on average tangible shareholders' equity improved to 10.9% (2010: 8.4%)

- Core Tier 1 ratio strengthened to 11.0% (31 December 2010: 10.8%), adjusted gross leverage was 20x (31 December 2010: 20x) and liquidity was strong with a liquidity pool of £145bn (31 December 2010: £154bn)

- Increased gross new UK lending to businesses of £20bn, including £7bn to SMEs, exceeding Project Merlin targets

- Second interim dividend of 1.0p per share, making 2.0p for the half year

1       Underlying or adjusted results reverse out the financial impact of the provision for PPI redress, movements in own credit and acquisitions and disposals over the period because we view these items as one-off and want to demonstrate the trends in our operating performance. We have not adjusted for restructuring costs.

Chief Executive's Review

H1 2011 Performance Summary

Barclays delivered an encouraging performance in the first half of 2011. Our universal banking model provides diversification by business line, product, geography and funding source, and has again been a source of strength in volatile financial markets. Adjusted Group profit before tax increased 24% to £3,678m (2010: £2,963m). Net operating income, excluding own credit, increased 6% to £13,413m (2010: £12,650m) as the continued improvement in impairment more than offset a 3% fall in total income, excluding own credit, to £15,241m.

We set out at our recent Investor Seminar our plans to deliver 13% return on equity by 2013. The results we are reporting today demonstrate the steady progress we are making on delivering against that goal, despite economic and regulatory uncertainties, by focusing on our core execution priorities of Capital, Returns, Income Growth and Citizenship.

Capital

We continue to strengthen our capital position and our net asset value. Our Core Tier 1 ratio stood at 11.0% at the end of June, up from 10.8% at the year end. Net asset value per share also increased 6p to 423p since the year end and has increased by 9p over the second quarter.

Our Core Tier 1 ratio has now doubled from 5.6% since the end of 2008 and a significant proportion of this increase has been as a result of the sustained profitability of Barclays over this period. We will continue to generate internally any additional capital that we will be required to hold to meet regulatory change over the coming years.

We have also maintained strong liquidity, with a surplus liquidity pool, of £145bn, which protects us from funding stress, a Basel III Liquidity Coverage Ratio up to 86% from 80% at the year end and a Basel III Net Stable Funding Ratio of 96%, up from 94% at the year end. We have pre-financed all our wholesale term funding which matures in 2011. Our adjusted gross leverage is consistent at 20x.

In July we passed the European Banking Authority's (EBA) Stress Test. Our EBA-defined CT1 ratio was 7.3%, significantly above the 5% minimum level set by the EBA. We achieved this result without the benefit of our shareholding in BlackRock, which is a further source of capital strength at a time of stress. We have provided further information in this Interim Results Announcement on our Eurozone exposures, the majority of which relate to our retail and corporate banking businesses in Spain, Italy and Portugal, in order to increase market understanding of our positions which we believe are appropriately marked and many of which are secured.

Our financial strength presents a rock solid foundation for our business in times of economic uncertainty.

Returns

Our commitment is to deliver a 13% return on equity by 2013. We reaffirmed this at our recent Investor Seminar and provided further detail then on a business by business basis of how we propose to achieve this. So what progress have we made over the first half? In aggregate our adjusted return on average shareholders' equity improved to 9.1% (2010: 6.9%) and our adjusted return on average tangible shareholders' equity improved to 10.9% (2010: 8.4%).

Retail and Business Banking - We are focused on creating happy customers and positive operating jaws, in other words income growing faster than costs, in order to deliver returns on equity of 13-15% by 2013. We have set aside £1bn as a provision to enable us to resolve outstanding Payment Protection Insurance (PPI) complaints and are moving quickly to clear this issue in a transparent and efficient manner. In UK Retail and Business Banking, we are executing end-to-end customer process simplification with the goal of reducing complaints by between 20% and 50% per process by 2013. Our customer satisfaction shows encouraging trends. We closed our branch-based financial planning business as we could not see a path to adequate returns for this business in the UK. In Spain, we substantially strengthened our management team and reached agreement with labour unions and the Government to restructure our network and cost base which will see a 20% reduction in the branch network and a 16% reduction in headcount. In Europe RBB, we broke even in June before restructuring. Our European business has a way to go before reaching our target return thresholds but we are taking the tough decisions that will put this on track. In Barclaycard we acquired the Egg consumer card assets and MBNA corporate card portfolio in the UK. And in Africa RBB we are integrating the operational management of Absa and Barclays activities in the rest of the African continent to position ourselves better to take advantage of the economic growth opportunities which we expect in Africa in the years to come.

Corporate and Investment Banking - The development of Barclays Capital into a full service and truly global investment bank is almost complete and in the first half we were able to reduce operating expenses. We are targeting 15% return on average equity in 2013 on Basel 3 basis. Euromoney magazine named Barclays Capital its Global Investment Bank of the Year for 2011 for the first time as clients and commentators recognise the success of this transformation. While the overall business environment for investment banking services is not as strong as we would like, Barclays Capital is on track to compete as a global top 3 player in each of the major categories in which it operates and is adapting well to regulatory change. The reduction of legacy assets by £6.0bn over the half, with assets sold at or above marks in most cases, is encouraging. At Barclays Corporate, where we are targeting an 11% return on average equity in aggregate and 14% in the UK by 2013, we have turned the corner in our international businesses. The sale of Barclays Bank Russia is well advanced and we have taken a charge in the first half in anticipation of this completing shortly. Impairment in Spain is reducing as a result of the decisive and early action we took in 2010 to address the weakness of the economy and we continue to manage our risks in Spain and Portugal very carefully given current economic weakness. Our UK business has been resilient even in the face of lack of business confidence. We are on track to break even in Barclays Corporate for the full year, with substantial improvements expected thereafter.

Wealth and Investment Management - We set out in detail our ongoing plans for Barclays Wealth at our recent Investor Seminar. Over the half we continued to invest in the Gamma plan as we build out our banking staff and technology platforms. We continue to grow client assets and are on track to deliver our target returns on equity of 17-18% by 2013. We remain happy with our investment in BlackRock.

Income Growth

Our ability to generate income growth is dependent on the strength of our franchises. There are three businesses within the Barclays portfolio that are world class and operate in the top tier of their respective industries, namely UK Retail and Business Banking, Barclaycard and Barclays Capital. Each of these businesses has proven scale, leading technology and deep relationships with their customers and clients. These businesses are generating good returns in a tough economic environment that clearly demonstrates the value of these franchises.

We also have two businesses that stand on the threshold of the top tier. Barclays Wealth and Barclays Africa have great opportunities to build on their current positions. In Africa we are integrating the operational management of Absa and Barclays Africa to take full advantage of the people, technology and product expertise that exist in these businesses and our African franchises as a whole delivered income growth of 8% in the first half of 2011. In Barclays Wealth we continue to invest to build a leading reputation for performance and client service, and increase our scale. Income growth in the first half was 12% here following growth of 18% for 2010. Over the next two to three years we think these businesses will assume global top tier positions.

We have more work to do in Barclays Corporate outside the UK and in our Europe Retail and Business Bank. We believe that in both cases we have the foundations of good businesses with strong client and customer franchises. We have taken decisive action in order to improve performance which I have already referred to. These results demonstrate that our efforts are starting to pay off, but we acknowledge there is still more hard work required.

Before turning to our Citizenship performance, I want to address the overall economic and regulatory environment which will influence our revenue and impairment performance going forward.

Macroeconomic Environment

Market uncertainty about the outlook for sovereign debt in some Eurozone countries and in the US will only be allayed by decisive leadership. We have said consistently that we support efforts to deleverage the public sector in the UK and elsewhere and believe that the private sector must take up the mantle of supporting growth.

To play their full role as a catalyst for growth, banks need a clear regulatory framework within which to operate.

Together, resolution of the developed world sovereign debt crisis and a speedy conclusion of the bank regulatory reform agenda will give businesses the confidence that many currently lack to invest and grow.  We note the actions of our clients: for example, the current account balances of our UK small business customers have grown 41% since the start of the year as many retain cash rather than invest.

We support efforts to reduce public sector deficits and to produce a stronger regulatory framework for banks. We continue to work with our clients, governments and regulators to support economic growth and job creation, and to deliver a safer financial system, despite the current uncertainty. The strength of corporate balance sheets and the cash that companies currently hold bodes well for economic activity and jobs once certainty is achieved, and confidence is restored. I believe that economic growth can be delivered in developed markets even as governments cut spending.

Regulation

Obtaining regulatory certainty is critically important in order for us to make long term investment and risk decisions in each of our businesses. During the first half of the year the Independent Commission on Banking (ICB) issued its Interim Report, including preliminary recommendations for the ring fencing of UK retail banking activities. We continue to engage proactively and constructively with the ICB, regulators and UK Government to ensure a rational and carefully evaluated set of reforms emerge that help to improve the safety of the banking system so that taxpayers are never again called upon to rescue banks, without imposing unnecessary costs or leaving the UK financial sector disadvantaged competitively relative to banks based elsewhere.

Since the end of the first half, the Financial Stability Board (FSB) has produced guidelines for globally systemically important financial institutions (GSIFIs) and recommendations for bail-in regimes and the EU has published draft regulations and directives that will introduce the Basel III framework into EU law. We continue to engage constructively with international regulators as policy proposals are developed ahead of the scheduled G20 meeting in November.

We are also engaged in the Dodd-Frank Act rule writing process in the US and expect to see continued progress over the second half of the year.

A final regulatory outcome will provide a clearer backdrop against which we can judge how much we continue to invest in our business and in the broader promotion of economic growth, versus how much we retain in higher levels of capital, or distribute to shareholders by way of a dividend. Our current dividend policy in the meantime must remain conservative though we are mindful of the importance of progressive, and affordable, increases.

Citizenship

As the Chief Executive of Barclays I have, on a number of occasions, explained the importance of citizenship and why I believe it is at the very heart of how we make decisions and manage the organisation in the interests of all stakeholders.

During the first half we supported almost 52,000 business start ups in the UK. Consistent with the objectives of Project Merlin, we remain open for business. In extending £20bn of new lending to UK businesses in the first six months of 2011 we have met the commitments we made to the UK Government regarding the extension of credit to the UK economy. We remain determined to continue to do so going forward.

You saw us take definitive action on behalf of customers relating to PPI redress in the UK. We have now drawn a line under this issue. Above all, we will continue to put customers first in all our businesses.

Barclays employs over 145,000 people globally including more than 55,000 in the UK. During the first half of this year we helped 1,300 young people experience the working world for the first time through paid internships and industrial placements.

Over 45,000 Barclays colleagues participated in Community Investment Programmes in the first half of the year, up by more than a third for the same period last year. Their combined efforts resulted in over 150,000 hours of volunteering and £9m in fundraising.

Conclusion

We are working hard to deliver against our 2013 return targets and our execution priorities. We have made good progress in the first half in delivering against these in a difficult operating environment and we remain completely focused on maintaining this momentum. I would like to pay tribute to my colleagues around the world and thank them for their unrelenting focus in helping us to deliver against our goals.

Bob Diamond, Chief Executive

Group Finance Director's Review

Group Performance

Barclays delivered adjusted profit before tax of £3,678m in the first half of 2011, an increase of 24% on 2010, after excluding movements on own credit, loss on acquisitions and disposals, and provision for Payment Protection Insurance (PPI) redress. Including these items, profit before tax was £2,644m (2010: £3,947m).

We have published our results on a statutory and adjusted basis because we viewed a number of items as one-off and want to demonstrate the trends in our operating performance.

Income excluding own credit, decreased 3% to £15,241m (2010: £15,730m). Retail and Business Banking (RBB) income increased by 3% to £6,697m, despite slow economic growth in RBB's major markets. Barclays Capital reported an 11% decrease in total income excluding own credit to £6,263m (2010: £7,061m). This decrease reflected lower contributions from the Fixed Income and Commodities businesses, partially offset by improved performance in Currencies, Equities and Prime Services, and Investment Banking.

Impairment charges across the Group against loans and advances, available for sale assets and reverse repurchase agreements improved 41% to £1,828m (2010: £3,080m). Impairment charges as a proportion of Group loans and advances as at 30 June 2011 improved to 74bps, compared to 118bps for the full year 2010.

Net operating income was flat at £13,502m (2010: £13,501m) with particularly strong increases for RBB (up 14% to £5,390m), Barclays Corporate (up 90% to £857m) and Barclays Wealth (up 14% to £829m) offset by Barclays Capital (down 15% to £6,463m).

Operating expenses, excluding the £1,000m provision for PPI redress, increased 1% to £9,829m (2010: £9,720m) reflecting an increase in restructuring costs to £216m (2010: £93m). Operating expenses in Barclays Capital decreased 3% to £4,073m. Operating expenses in RBB, excluding provision for PPI redress, increased 9% to £3,973m, principally reflecting restructuring, goodwill impairment and non-recurrence of a 2010 pension credit. Operating expenses in Barclays Corporate were broadly flat at £839m, while the 17% increase in Barclays Wealth to £740m reflected investment spend, including Project Gamma.

As a result, the Group's adjusted cost: net operating income ratio decreased to 73% (2010: 77%). At Barclays Capital the cost: net operating income (excluding own credit) ratio was 64% (2010: 62%), within our 60-65% planning range, and the compensation: income (excluding own credit) ratio was 45% (2010: 42%).

Adjusted return on average shareholders' equity improved to 9.1% (2010: 6.9%) and adjusted return on average tangible shareholders' equity improved to 10.9% (2010: 8.4%). Statutory return on average shareholders' equity was 5.9% (2010: 9.8%) and statutory return on average tangible shareholders' equity was 7.1% (2010: 12.0%).

Business Performance - Retail and Business Banking

Adjusted profit before tax for RBB rose 33% to £1,446m (2010: £1,086m) and rose 26% relative to the second half of 2010 £1,149m. Statutory profit before tax decreased 63% to £446m (2010: £1,219m).

The performance of the businesses within RBB is summarised below:

	Half Year Ended	Half Year Ended
Retail and Business Banking	30.06.11	30.06.10
	£m	£m	% Change
UK RBB1	704	404	74
Europe RBB	(161)	(19)	nm
Africa RBB	379	384	(1)
Barclaycard2	524	317	65
Adjusted profit before tax	1,446	1,086	33
Provision for PPI redress	(1,000)	-	nm
Gains on acquisitions and disposals	-	133	nm
Profit before tax	446	1,219	(63)

Income increased 3% to £6,697m (2010: £6,513m) driven by solid business growth in UK, Africa and Barclaycard in the UK, offset by continued customer repayments in Barclaycard US and broadly flat income in Europe. The net interest income margin across RBB remained broadly stable.

1	UK RBB statutory profit before tax declined to £304m (2010: £504m), including the £400m provision for PPI redress.

2	Barclaycard statutory profit before tax declined to a loss of £76m (2010: £317m), including the £600m provision for PPI redress.

There was exceptionally strong reduction in impairment in both UK and Barclaycard driven by focused credit risk management and card balance repayments in the US, and also strong reductions in Europe and Africa, leading to an overall reduction in impairment of 27% to £1,307m (2010: £1,800m). This in turn drove a very strong improvement in the risk adjusted net interest income margin.

Operating expenses in RBB increased 36% due to the provision of £1,000m for PPI redress. Excluding this provision, restructuring charges in Europe of £129m, goodwill impairment in Barclaycard of £47m and one-off pension credits of £200m in 2010, operating expenses were slightly down and operating jaws were positive.

RBB made good progress toward its overall 13% return on equity commitment with both UK and Barclaycard adjusted returns on equity (excluding the effects of the PPI provision) already exceeding the hurdle rate of 13%. Returns on equity for Africa and Europe remain on track to achieve the 13% threshold by 2013 and 2015 respectively. The adjusted return on average equity for RBB as a whole was 10% (2010: 9%).

Business Performance - Corporate and Investment Banking

Adjusted profit before tax for Corporate and Investment Banking rose 7% to £2,327m (2010: £2,172m) and rose 47% relative to the second half of 2010 (£1,586m). Statutory profit before tax decreased 22% to £2,352m (2010: £3,023m).

	Half Year Ended	Half Year Ended
Corporate and Investment Banking	30.06.11	30.06.10
	£m	£m	% Change
Barclays Capital	2,310	2,549	(9)
Barclays Corporate	17	(377)	nm
Adjusted profit before tax	2,327	2,172	7
Own credit gain	89	851	(90)
Losses on acquisitions and disposals	(64)	-	nm
Profit before tax	2,352	3,023	(22)

Barclays Capital adjusted profit before tax reduced 9% to £2,310m (2010: £2,549m). Including an own credit gain of £89m (2010: gain of £851m), profit before tax was £2,399m (2010: £3,400m). Total income excluding own credit was £6,263m, down 11% (2010: £7,061m). Fixed Income, Currency and Commodities (FICC) income of £3,916m declined 20%, reflecting lower contributions from the Fixed Income and Commodities businesses, partially offset by improved performance in Currencies. Equities and Prime Services income of £1,108m increased 5%, with growth in derivatives and equity financing. Investment Banking income of £1,132m increased 11%, driven by equity underwriting.

There was a net impairment release of £111m (2010: charge of £309m), including a £223m impairment release relating to Protium, prior to consolidation, offset by charges primarily relating to leveraged finance. Operating expenses decreased 3%. Excluding the impact of own credit, cost to net operating income was 64% and compensation to income was 45%. Adjusted return on average equity was 15% (2010: 14%).

Total income excluding own credit in the second quarter of 2011 was £2,897m, down 14% on the first quarter of 2011, reflecting lower activity levels. FICC income declined 22% and Investment Banking decreased 15% following a very strong first quarter in equity and debt underwriting. Equities and Prime Services income increased 3%.

Barclays Corporate adjusted profit before tax was £17m (2010: loss of £377m), excluding a provision for the expected loss on disposal of Barclays Bank Russia of £64m. Including this provision the loss before tax was £47m. Profits increased in the UK and losses were reduced significantly in both Europe and Rest of the World. Income increased 5%, reflecting improvement in net interest income and a reduction in writedowns of venture capital investments. Impairment charges improved 35% to £614m (2010: £949m), driven by improvements in Spain where the charge decreased to £299m (2010: £553m). In the UK and Rest of the World operations, impairment charges also improved. Operating expenses grew 1% to £839m (2010: £829m). Adjusted return on average equity was 0%, an improvement on the negative return of 11% for the first half of 2010.

Business Performance - Wealth and Investment Management

Adjusted profit before tax for Wealth and Investment Management, excluding losses on disposal of shares in BlackRock, Inc., rose 10% to £139m (2010: £126m) and rose 34% relative to the second half of 2010 (£104m). Statutory profit before tax decreased 36% to £81m (2010: £126m).

	Half Year Ended	Half Year Ended
Wealth and Investment Management	30.06.11	30.06.10
	£m	£m	% Change
Barclays Wealth	88	95	(7)
Investment Management	51	31	65
Adjusted profit before tax	139	126	10
Losses on acquisitions and disposals	(58)	-	nm
Profit before tax	81	126	(36)

Barclays Wealth profit before tax decreased 7% to £88m (2010: £95m), reflecting strong income growth offset by increased investment in the growth of the business. Income increased 12% to £848m (2010: £757m) from strong growth in both net interest income, and fee and commission income. Operating expenses increased 17%, reflecting investment spend and related restructuring to support the Wealth investment programme including Project Gamma expenditure of £44m (2010: £33m). Total client assets increased 3% to £169.5bn (31 December 2010: £163.9bn). Return on average equity was 10% (2010: 10%).

Investment Management reported an adjusted profit before tax of £51m (2010: £31m), excluding £58m loss (2010: £nil) on disposal of shares in BlackRock, Inc. to maintain the Group's strategic holding below 20%. This result principally reflected dividend income from the Group's available for sale holding in BlackRock, Inc. which now stands at 19.7%. The loss before tax for the period was £7m (2010: profit of £31m).

The value of the holding as at 30 June 2011 was £0.8bn below the value at acquisition (31 December 2010: £0.9bn). This reduction has been reflected in the available for sale reserve and the Group's Core Tier 1 ratio. Further assessment will be undertaken in the second half to consider whether any continued shortfall compared with the value at acquisition should, subject to any significant mitigating factors, be recognised in the income statement for 2011.

Business Performance - Head Office Functions and Other Operations

Head Office Functions and Other Operations loss before tax was £235m (2010: loss £421m). Operating expenses decreased by £192m to £198m (2010: £390m), reflecting non-recurrence of a provision of £194m in relation to US economic sanctions. Income was flat at £37m loss (2010: loss £36m).

The impact of the UK bank levy, for which legislation was enacted in July 2011, has not been reflected in these results in accordance with generally accepted accounting principles. The total cost for 2011 is expected to be in the range of £350m-£400m.

Balance Sheet and Capital Management

Shareholders' Equity

Shareholders' equity, including non-controlling interests, at 30 June 2011 was £62.0bn (31 December 2010: £62.3bn). Excluding non-controlling interests, shareholders' equity was £51.6bn (2010: £50.9bn). Profit after tax of £2.0bn and positive available for sale movements were broadly balanced by negative currency translation, dividends paid and the redemption of Reserve Capital Instruments. Net asset value per share increased to 423p (31 December 2010: 417p). Net tangible asset value per share increased to 353p (31 December 2010: 346p).

Balance Sheet

Total assets were flat at £1,493bn (31 December 2010: £1,490bn), reflecting fluctuations in normal trading. This included reductions in gross interest rate derivative assets, reverse repurchase agreements and other similar secured lending, and a decrease in cash at central banks offset by increases in loans and advances (primarily in relation to settlement balances), available for sale investments and trading portfolio assets. The consolidation of Protium resulted in a reduction of loans and advances with the underlying assets now classified in trading portfolio assets and financial assets designated at fair value. Assets contributing to adjusted gross leverage increased 1% to £1,061bn (2010: £1,053bn).

Capital Management

At 30 June 2011, the Group's Core Tier 1 ratio on a Basel II basis was 11.0% (31 December 2010: 10.8%). Retained profit excluding the impact of PPI redress contributed to a 44bps increase in Core Tier 1 ratio, more than sufficient to absorb the impact of the PPI provision and other movements. Risk weighted assets decreased to £395bn (31 December 2010: £398bn), largely as a result of foreign exchange movements. Excluding the impact of foreign exchange, risk weighted asset reductions from the sell down of legacy assets in Barclays Capital were off-set by increases as a result of the Egg acquisition and regulatory methodology changes implemented through the period.

The Group's Core Tier 1 ratio at the end of 2011 is expected to be impacted by an estimated £40bn increase of risk weighted assets as a result of the introduction of Basel 2.5 market risk RWA calculations.

Liquidity and Funding

The Group liquidity and funding position remains strong.

Basel III guidelines propose two new liquidity metrics: the Liquidity Coverage Ratio (LCR), which measures short term liquidity stress, and the Net Stable Funding Ratio (NSFR), which measures the stability of long term structural funding. As at 30 June 2011, the LCR was estimated at 86% (31 December 2010: 80%) and the NSFR was estimated at 96% (31 December 2010: 94%).

Barclays raised £19bn wholesale term debt in the first half of the year across a variety of products and geographies. Term funding raised over the past 18 months has re-financed all wholesale term debt maturities for 2010 and 2011, funded strategic balance sheet growth and further extended the duration of our liabilities.

The liquidity pool held by the Group decreased slightly to £145bn at 30 June 2011, of which £132bn was invested in FSA-eligible assets. This reduction was the result of managing down short term deposits, with no effect on liquidity strength as reflected in the higher LCR. The cost of the liquidity pool decreased to approximately £300m for the first six months of 2011 compared to approximately £900m for the twelve months of 2010. Barclays will continue to optimise the liquidity pool within the parameters of the Group's Liquidity Risk Framework and in anticipation of the final Basel III standards.

Dividends

It is our policy to declare and pay dividends on a quarterly basis. We will pay an interim cash dividend for the second quarter of 2011 of 1p per share on 9 September 2011 giving a declared dividend for the first half of 2011 of 2p per share.

Outlook

While the performance of our capital markets business in July has been impacted by current market conditions, our other businesses have performed in aggregate ahead of their run rate for the first 6 months of the year.

We will continue to maintain the Group's strong capital, leverage and liquidity positions in anticipation of the new regulatory requirements for the banking industry.

Chris Lucas, Group Finance Director

Condensed Consolidated Financial Statements (Unaudited)

Condensed Consolidated Income Statement (Unaudited)
		Half Year Ended	Half Year Ended	Half Year Ended
Continuing Operations		30.06.11	31.12.10	30.06.10
	Notes1	£m	£m	£m
Net interest income	1	6,189	6,554	5,969
Net fee and commission income	2	4,419	4,677	4,194
Net trading income	3	3,896	2,445	5,633
Net investment income	4	594	948	529
Net premiums from insurance contracts		569	555	582
Other income		60	29	89
Total income		15,727	15,208	16,996

Net claims and benefits incurred on insurance contracts		(397)	(349)	(415)
Total income net of insurance claims		15,330	14,859	16,581
Impairment charges and other credit provisions		(1,828)	(2,592)	(3,080)
Net operating income		13,502	12,267	13,501

Staff costs	5	(6,110)	(6,104)	(5,812)
Administration and general expenses	5	(3,124)	(3,309)	(3,276)
Depreciation of property, plant and equipment		(351)	(382)	(408)
Amortisation of intangible assets		(197)	(213)	(224)
Goodwill impairment	5	(47)	(243)	-
Operating expenses excluding provision for PPI redress		(9,829)	(10,251)	(9,720)
Provision for PPI redress2	17	(1,000)	-	-
Operating expenses		(10,829)	(10,251)	(9,720)

Share of post-tax results of associates and joint ventures		36	25	33
(Loss)/profit on disposal of subsidiaries, associates and joint ventures	6	(65)	77	4
Gains on acquisitions	7	-	-	129
Profit before tax		2,644	2,118	3,947
Tax	8	(661)	(490)	(1,026)
Profit after tax		1,983	1,628	2,921

Attributable to:
Equity holders of the parent		1,498	1,133	2,431
Non-controlling interests	9	485	495	490
Profit after tax		1,983	1,628	2,921

Earnings per Share from Continuing Operations
Basic earnings per ordinary share	10	12.5p	9.5p	20.9p
Diluted earnings per ordinary share	10	11.9p	8.8p	19.7p

1 For notes see pages 74 to 93. 2 Provision for the settlement of PPI claims following the conclusion of the Judicial Review proceedings.

Condensed Consolidated Statement of Comprehensive Income (Unaudited)

		Half Year Ended	Half Year Ended	Half Year Ended
		30.06.11	31.12.10	30.06.10
	Notes1	£m	£m	£m
Profit after tax		1,983	1,628	2,921

Other Comprehensive Income
Continuing operations
Currency translation differences	20	(790)	130	1,054
Available for sale financial assets	20	315	757	(1,993)
Cash flow hedges	20	(88)	(577)	533
Other		23	32	27
Other comprehensive income for the year		(540)	342	(379)

Total comprehensive income for the year		1,443	1,970	2,542

Attributable to:
Equity holders of the parent		1,174	1,095	1,880
Non-controlling interests		269	875	662
Total comprehensive income for the year		1,443	1,970	2,542

1 For notes, see pages 74 to 93.

Condensed Consolidated Balance Sheet (Unaudited)
Assets		As at 30.06.11	As at 31.12.10	As at 30.06.10
	Notes1	£m	£m	£m
Cash and balances at central banks		86,916	97,630	103,928
Items in the course of collection from other banks		1,317	1,384	961
Trading portfolio assets		181,799	168,867	167,029
Financial assets designated at fair value		39,122	41,485	42,764
Derivative financial instruments	12	379,854	420,319	505,210
Loans and advances to banks		58,751	37,799	45,924
Loans and advances to customers		441,983	427,942	448,266
Reverse repurchase agreements and other similar secured lending		196,867	205,772	197,050
Available for sale financial investments		81,837	65,110	52,674
Current and deferred tax assets	8	3,007	2,713	2,187
Prepayments, accrued income and other assets		6,156	5,269	6,185
Investments in associates and joint ventures		576	518	406
Goodwill and intangible assets	15	8,541	8,697	8,824
Property, plant and equipment		6,196	6,140	5,738
Total assets		1,492,922	1,489,645	1,587,146

Liabilities
Deposits from banks		84,188	77,975	94,304
Items in the course of collection due to other banks		1,324	1,321	1,500
Customer accounts		373,374	345,788	360,980
Repurchase agreements and other similar secured borrowing		247,635	225,534	227,706
Trading portfolio liabilities		77,208	72,693	71,752
Financial liabilities designated at fair value		92,473	97,729	89,015
Derivative financial instruments	12	366,536	405,516	486,261
Debt securities in issue		144,871	156,623	151,728
Accruals, deferred income and other liabilities		12,952	13,233	13,812
Current and deferred tax liabilities	8	1,100	1,160	1,491
Subordinated liabilities	16	26,786	28,499	25,929
Provisions	17	2,074	947	807
Retirement benefit liabilities	18	412	365	788
Total liabilities		1,430,933	1,427,383	1,526,073

Shareholders' Equity
Shareholders' equity excluding non-controlling interests		51,572	50,858	49,591
Non-controlling interests	9	10,417	11,404	11,482
Total shareholders' equity		61,989	62,262	61,073

Total liabilities and shareholders' equity		1,492,922	1,489,645	1,587,146

1 For notes, see pages 74 to 93.

Condensed Consolidated Statement of Changes in Equity (Unaudited)

Half Year Ended 30.06.11	Called up Share Capital and Share Premium1	Other Reserves2	Retained Earnings	Total	Non-controlling Interests	Total Equity
	£m	£m	£m	£m	£m	£m
Balance at 1 January 2011	12,339	1,754	36,765	50,858	11,404	62,262
Profit after tax	-	-	1,498	1,498	485	1,983
Other comprehensive income net of tax:
Currency translation movements	-	(608)	-	(608)	(182)	(790)
Available for sale investments	-	323	-	323	(8)	315
Cash flow hedges	-	(48)	-	(48)	(40)	(88)
Other	-	-	9	9	14	23
Total comprehensive income for the year	-	(333)	1,507	1,174	269	1,443
Issue of shares under employee share schemes	22	-	361	383	-	383
Increase in treasury shares	-	(553)	-	(553)	-	(553)
Vesting of treasury shares	-	423	(423)	-	-	-
Dividends paid	-	-	(419)	(419)	(363)	(782)
Redemption of Reserve Capital Instruments	-	-	-	-	(887)	(887)
Other reserve movements	-	-	129	129	(6)	123
Balance at 30 June 2011	12,361	1,291	37,920	51,572	10,417	61,989

Half Year Ended 31.12.10
Balance at 1 July 2010	12,064	1,474	36,053	49,591	11,482	61,073
Profit after tax	-	-	1,133	1,133	495	1,628
Other comprehensive income net of tax:
Currency translation movements	-	(193)	-	(193)	323	130
Available for sale investments	-	751	-	751	6	757
Cash flow hedges	-	(606)	-	(606)	29	(577)
Other	-	-	10	10	22	32
Total comprehensive income for the year	-	(48)	1,143	1,095	875	1,970
Issue of new ordinary shares	260	-	-	260	-	260
Issue of shares under employee share schemes	15	-	425	440	-	440
Increase in treasury shares	-	(57)	-	(57)	-	(57)
Vesting of treasury shares	-	384	(384)	-	-	-
Dividends paid	-	-	(237)	(237)	(431)	(668)
Redemption of Reserve Capital Instruments	-	-	-	-	(487)	(487)
Other reserve movements	-	1	(235)	(234)	(35)	(269)
Balance at 31 December 2010	12,339	1,754	36,765	50,858	11,404	62,262

1 Details of share capital are shown on page 85. 2 Details of other reserves for the year are shown on page 85.

Condensed Consolidated Statement of Changes in Equity (Unaudited)

Half Year Ended 30.06.10	Called up Share Capital and Share Premium1	Other Reserves2	Retained Earnings	Total	Non-controlling Interests	Total Equity
	£m	£m	£m	£m	£m	£m
Balance at 1 January 2010	10,804	2,628	33,845	47,277	11,201	58,478
Profit after tax	-	-	2,431	2,431	490	2,921
Other comprehensive income net of tax:
Currency translation movements	-	935	-	935	119	1,054
Available for sale investments	-	(1,996)	-	(1,996)	3	(1,993)
Cash flow hedges	-	506	-	506	27	533
Other	-	-	4	4	23	27
Total comprehensive income for the year	-	(555)	2,435	1,880	662	2,542
Issue of new ordinary shares	1,240	-	-	1,240	-	1,240
Issue of shares under employee share schemes	20	-	405	425	-	425
Increase in treasury shares	-	(932)	-	(932)	-	(932)
Vesting of treasury shares	-	334	(334)	-	-	-
Dividends paid	-	-	(294)	(294)	(372)	(666)
Other reserve movements	-	(1)	(4)	(5)	(9)	(14)
Balance at 30 June 2010	12,064	1,474	36,053	49,591	11,482	61,073

Condensed Consolidated Cash Flow Statement (Unaudited)
	Half Year Ended	Half Year Ended	Half Year Ended
Continuing Operations	30.06.11	31.12.10	30.06.10
	£m	£m	£m
Profit before tax	2,644	2,118	3,947
Adjustment for non-cash items	3,104	1,931	(960)
Changes in operating assets and liabilities	27,055	(8,988)	22,096
Corporate income tax paid	(890)	(730)	(728)
Net cash from operating activities	31,913	(5,669)	24,355
Net cash from investing activities	(15,465)	(9,448)	3,821
Net cash from financing activities	(2,849)	1,577	(1,418)
Effect of exchange rates on cash and cash equivalents	(1,583)	1,095	2,747
Net increase in cash and cash equivalents	12,016	(12,445)	29,505
Cash and cash equivalents at beginning of the period	131,400	143,845	114,340
Cash and cash equivalents at end of the period	143,416	131,400	143,845

1 Details of share capital are shown on page 85. 2 Details of other reserves comprehensive income for the year are shown on page 85.

Group Results Summary

Group Results	Q211	Q111	Q410	Q310	Q210	Q110
	£m	£m	£m	£m	£m	£m
Total income net of insurance claims (excluding own credit)	7,491	7,750	8,081	7,238	7,563	8,167
Own credit gain/(charge)	440	(351)	487	(947)	953	(102)
Total income net of insurance claims	7,931	7,399	8,568	6,291	8,516	8,065

Impairment charges and other credit provisions	(907)	(921)	(1,374)	(1,218)	(1,572)	(1,508)
Net operating income	7,024	6,478	7,194	5,073	6,944	6,557
Operating expenses (excluding provision for PPI redress)	(4,987)	(4,842)	(5,495)	(4,756)	(4,868)	(4,852)
Provision for PPI redress1	(1,000)	-	-	-	-	-
Total operating expenses	(5,987)	(4,842)	(5,495)	(4,756)	(4,868)	(4,852)
Share of post tax results of associates & JVs	19	17	16	9	18	15
(Losses)/gains on acquisitions and disposals	(67)	2	76	1	33	100
Profit before tax	989	1,655	1,791	327	2,127	1,820

Adjusted profit before tax2	1,674	2,004	1,228	1,273	1,141	1,822

Basic earnings per share	4.0p	8.5p	9.1p	0.4p	11.6p	9.3p
Cost: income ratio	75%	65%	64%	76%	57%	60%
Cost: net operating income ratio	85%	75%	76%	94%	70%	74%
Adjusted cost: income ratio2	66%	62%	68%	66%	64%	59%
Adjusted cost: net operating income ratio2	75%	71%	82%	79%	81%	73%

Barclays Capital Results
Fixed Income, Currency and Commodities	1,715	2,201	2,031	1,773	2,138	2,745
Equities and Prime Services	563	545	625	359	563	493
Investment Banking	520	612	725	501	461	556
Principal Investments	99	8	115	19	4	101
Total income (excluding own credit)	2,897	3,366	3,496	2,652	3,166	3,895
Own credit gain/(charge)	440	(351)	487	(947)	953	(102)
Total income	3,337	3,015	3,983	1,705	4,119	3,793

Impairment charges and other credit provisions	80	31	(222)	(12)	(41)	(268)
Net operating income	3,417	3,046	3,761	1,693	4,078	3,525
Operating expenses	(2,006)	(2,067)	(2,201)	(1,881)	(2,154)	(2,059)
Share of post tax results of associates and JVs	6	3	2	6	7	3
Profit/(loss) before tax	1,417	982	1,562	(182)	1,931	1,469

Adjusted profit before tax2	977	1,333	1,075	765	978	1,571

Cost: income ratio	60%	69%	55%	110%	52%	54%
Cost: net operating income ratio	59%	68%	59%	111%	53%	58%
Adjusted cost: income ratio2	69%	61%	63%	71%	68%	53%
Adjusted cost: net operating income ratio2	67%	61%	67%	71%	69%	57%

1        Provision for the settlement of PPI claims following the conclusion of the Judicial Review proceedings.
2       Adjusted profit before tax and adjusted performance metrics include: the impact of own credit gain/(charge); the provision for PPI redress; (losses)/gains on acquisitions and disposals of subsidiaries, associates and joint ventures; and losses on disposal of strategic investments.

Results by Business

UK Retail and Business Banking
	Half Year Ended		Half Year Ended		Half Year Ended
Income Statement Information		30.06.11		31.12.10		30.06.10
		£m		£m		£m
Net interest income		1,625		1,672		1,493
Net fee and commission income		591		631		624
Net trading loss		-		(2)		-
Net premiums from insurance contracts		49		57		73
Other (loss)/income		(2)		1		-
Total income		2,263		2,359		2,190
Net claims and benefits incurred under insurance contracts		(9)		(12)		(19)
Total income net of insurance claims		2,254		2,347		2,171
Impairment charges and other credit provisions		(275)		(372)		(447)
Net operating income		1,979		1,975		1,724

Operating expenses (excluding provision for PPI redress)		(1,275)		(1,487)		(1,322)
Provision for PPI redress1		(400)		-		-
Operating expenses		(1,675)		(1,487)		(1,322)

Share of post-tax results of associates and joint ventures		-		(3)		2
Gains on acquisition		-		-		100
Profit before tax		304		485		504

Adjusted profit before tax2		704		485		404

Balance Sheet Information
Loans and advances to customers at amortised cost		£117.9bn		£115.6bn		£113.9bn
Customer deposits		£108.3bn		£108.4bn		£106.3bn
Total assets		£123.7bn		£121.6bn		£119.3bn
Risk weighted assets		£34.2bn		£35.3bn		£35.6bn

	Adjusted2			Statutory
Performance Measures	30.06.11	31.12.10	30.06.10	30.06.11	31.12.10	30.06.10
Return on average equity3	15%	12%	8%	6%	12%	11%
Return on average tangible equity3	29%	22%	15%	12%	22%	20%
Return on average risk weighted assets	3.0%	2.3%	1.5%	1.3%	2.3%	2.1%
Loan loss rate (bps)	46	63	77	46	63	77
90 day arrears rates - UK personal loans	2.1%	2.6%	2.8%	2.1%	2.6%	2.8%
Cost: income ratio	57%	63%	61%	74%	63%	61%
Cost: net operating income ratio	64%	75%	77%	85%	75%	77%

Key Facts		30.06.11		31.12.10		30.06.10
Number of UK current accounts		11.7m		11.6m		11.4m
Number of UK savings accounts		15.0m		14.4m		14.1m
Number of UK mortgage accounts		925,000		916,000		913,000
Number of Barclays Business customers		779,000		760,000		760,000
LTV of mortgage portfolio		43%		43%		42%
LTV of new mortgage lending		53%		52%		51%
Number of branches		1,634		1,658		1,674
Number of ATMs		3,361		3,345		3,343

1        Provision for the settlement of PPI claims following the conclusion of the Judicial Review proceedings.
2       Adjusted profit before tax and adjusted performance measures exclude the impact of the provision for PPI redress of £400m (2010: £nil) and gains on acquisitions of £nil (2010: £100m).
3        Return on average equity and return on average tangible equity comparatives have been revised to use 10% of average risk weighted assets (previously 9%) in the calculation of average equity and average tangible equity.

UK Retail and Business Banking

- Adjusted profit before tax up 74% to £704m (2010: £404m)

- Profit before tax down 40% to £304m (2010: £504m) after £400m provision for PPI redress and £100m gain on acquisition of Standard Life Bank in 2010

- Income up 4% to £2,254m (2010: £2,171m)

- Net interest income up 9% to £1,625m (2010: £1,493m) driven by improved margins

- Net interest margin up to 146bps (2010: 139bps) and risk adjusted net interest margin up to 122bps (2010: 98bps)

- Average assets increased 4% to £117.0bn (30 June 2010: £112.5bn)

- Asset margin up to 121bps (2010: 117bps)

- Average liabilities increased 3% to £107.0bn (30 June 2010: £103.5bn)

- Liability margin up to 168bps (2010: 161bps)

-    Average mortgage balances up 6%, with strong positive net lending. Mortgage balances of £103.9bn at 30 June 2011 (31 December 2010: £101.2bn) with share by value1 of 9% (31 December 2010: 8%). Gross new mortgage lending of £7.6bn (30 June 2010: £8.5bn), with share by value of 12% (30 June 2010: 14%). Mortgage redemptions down to £4.9bn (30 June 2010: £5.2bn), with net new mortgage lending of £2.7bn (30 June 2010: £3.3bn)

- Average loan to value ratio on the mortgage portfolio (including buy to let) on a current valuation basis of 43% (2010: 43%). Average loan to value of new mortgage lending of 53% (2010: 52%)

- Net fee and commission income down 5% to £591m (2010: £624m) following closure of branch-based element of financial planning business

- Impairment charges down 38% to £275m (2010: £447m) with annualised loan loss rate of 46bps (2010: 77bps)

- Consumer lending impairment down 47% to £117m (2010: £221m), business lending impairment down 29% to £91m (2010: £129m), and current account impairment down 47% to £43m (2010: £81m)

- Mortgage impairment charge of £23m (2010: £16m)

- 90 day arrears rates for the UK personal loans improved to 2.1% (31 December 2010: 2.6%)

- Operating expenses down 11% to £1,275m (2010: £1,440m), excluding £400m provision for PPI redress in 2011 and £118m one-off pension credit in 2010. Including these items, operating expenses up 27% to £1,675m (2010: £1,322m)

- Total loans and advances to customers up 2% to £117.9bn (31 December 2010: £115.6bn) driven by growth in mortgage balances

- Total customer deposits flat at £108.3bn (31 December 2010: £108.4bn)

- Adjusted return on average equity up to 15% (2010: 8%) and adjusted return on average tangible equity up to 29% (2010: 15%)

1 Share by value refers to the UK RBB share of total mortgage lending across the UK as sourced from the Bank of England.

Europe Retail and Business Banking
	Half Year Ended		Half Year Ended		Half Year Ended
Income Statement Information		30.06.11		31.12.10		30.06.10
		£m		£m		£m
Net interest income		358		344		335
Net fee and commission income		219		207		214
Net trading income		5		13		7
Net investment income		33		31		36
Net premiums from insurance contracts		254		217		262
Other income/(loss)		7		(15)		24
Total income		876		797		878
Net claims and benefits incurred under insurance contracts		(272)		(235)		(276)
Total income net of insurance claims		604		562		602
Impairment charges and other credit provisions		(116)		(181)		(133)
Net operating income		488		381		469

Operating expenses		(657)		(538)		(495)

Share of post-tax results of associates and joint ventures		8		8		7
Gains on acquisition		-		-		29
(Loss)/profit before tax		(161)		(149)		10

Adjusted loss before tax1		(161)		(149)		(19)

Balance Sheet Information
Loans and advances to customers at amortised cost		£46.0bn		£43.4bn		£39.9bn
Customer deposits		£19.1bn		£18.9bn		£17.1bn
Total assets		£56.7bn		£53.6bn		£49.0bn
Risk weighted assets		£17.9bn		£17.3bn		£15.9bn

	Adjusted1			Statutory
Performance Measures	30.06.11	31.12.10	30.06.10	30.06.11	31.12.10	30.06.10
Return on average equity2, 3	(9%)	(10%)	8%	(9%)	(10%)	10%
Return on average tangible equity2, 3	(13%)	(13%)	11%	(13%)	(13%)	13%
Return on average risk weighted assets3	(1.4%)	(1.5%)	1.2%	(1.4%)	(1.5%)	1.5%
30 day arrears rates	1.9%	1.8%	1.9%	1.9%	1.8%	1.9%
Loan loss rate (bps)	50	81	65	50	81	65
Cost: income ratio	109%	96%	82%	109%	96%	82%
Cost: net operating income ratio	135%	141%	106%	135%	141%	106%

Key Facts		30.06.11		31.12.10		30.06.10
Number of customers		2.7m		2.7m		2.7m

Number of branches		1,120		1,120		1,111
Number of sales centres		247		243		211
Number of distribution points		1,367		1,363		1,322

1        Adjusted profit before tax and adjusted performance measures excludes the impact of gains on acquisitions of £nil (H2 2010: £nil; H1 2010: £29m).
2       Return on average equity and return on average tangible equity comparatives have been revised to use 10% of average risk weighted assets (previously 9%) in the calculation of average equity and average tangible equity.
3        Return on average equity, return on average tangible equity and return on average risk weighted assets reflect a deferred tax benefit of £nil (H2 2010: £93m; H1 2010 £112m).

Europe Retail and Business Banking

- Loss of £161m (2010: profit of £10m) reflecting repositioning of the business

- Restructuring charges of £129m in 2011

- Gain of £29m on the acquisition of Italian cards business of Citigroup in 2010

- Income flat at £604m (2010: £602m)

- Net interest income up 7% to £358m (2010: £335m) reflecting higher asset and liability volumes accompanied by higher margins

- Net interest margin up to 118bps (2010: 115bps)

- Average assets increased 6% to £43.4bn (30 June 2010: £40.8bn)

- Asset margin down to 94bps (2010: 127bps) due to increased funding costs more than offsetting repricing of new business

- Average liabilities increased 2% to £18.0bn (30 June 2010: £17.7bn)

- Liability margin up to 96bps (2010: 49bps) due to improved pricing

- Net fee and commission income flat at £219m (2010: £214m)

- Net premiums from insurance contracts down slightly at £254m (2010: £262m), with net claims and benefits down slightly to £272m (2010: £276m)

- Impairment charges down 13% to £116m (2010: £133m) due to focused risk management with 30 day arrears rate stable at 1.9% (31 December 2010: 1.8%)

- Operating expenses up 33% to £657m (2010: £495m)

- Restructuring charges of £129m, largely in Spain where an agreement has been signed with unions to close 20% of branch network and reduce headcount by 16% by the end of 2011

- Excluding restructuring, cost growth of 7% reflecting Italian and Portuguese branch expansion during 2010 and the acquisition of Citigroup's credit card business in Italy in March 2010

- Risk weighted assets up 3% to £17.9bn (31 December 2010: £17.3bn)

- Loans and advances to customers up 6% at £46.0bn (31 December 2010: £43.4bn) primarily due to foreign exchange

- Customer deposits up slightly to £19.1bn (31 December 2010: £18.9bn)

- Customer numbers up 1% to 2.73 million (31 December 2010: 2.70 million)

- Adjusted return on average equity of negative 9% (2010: positive 8%) although we broke even in June before restructuring

- Target return on average equity of 4% to 5% by 2013 and 13% by 2015

Africa Retail and Business Banking1
	Half Year Ended		Half Year Ended		Half Year Ended
Income Statement Information		30.06.11		31.12.10		30.06.10
		£m		£m		£m
Net interest income		1,016		1,026		1,007
Net fee and commission income		650		685		633
Net trading income/(loss)		43		(8)		61
Net investment income/(loss)		30		75		(17)
Net premiums from insurance contracts		216		212		187
Other income		25		30		24
Total income		1,980		2,020		1,895
Net claims and benefits incurred under insurance contracts		(113)		(102)		(113)
Total income net of insurance claims		1,867		1,918		1,782
Impairment charges and other credit provisions		(268)		(232)		(330)
Net operating income		1,599		1,686		1,452

Operating expenses		(1,223)		(1,349)		(1,069)

Share of post-tax results of associates and joint ventures		3		2		1
Profit on disposal of subsidiaries, associates and joint ventures		-		77		4
Profit before tax		379		416		388

Adjusted profit before tax2		379		339		384

Balance Sheet Information
Loans and advances to customers at amortised cost		£41.7bn		£45.4bn		£41.2bn
Customer deposits		£31.8bn		£31.3bn		£27.5bn
Total assets		£57.1bn		£60.3bn		£54.9bn
Risk weighted assets		£35.4bn		£38.4bn		£30.9bn

	Adjusted2			Statutory
Performance Measures	30.06.11	31.12.10	30.06.10	30.06.11	31.12.10	30.06.10
Return on average equity3	8%	8%	10%	8%	13%	10%
Return on average tangible equity3	15%	14%	18%	15%	18%	18%
Return on average risk weighted assets	1.5%	1.5%	1.8%	1.5%	1.9%	1.8%
Loan loss rate (bps)	124	98	153	124	98	153
Cost: income ratio	66%	70%	60%	66%	70%	60%
Cost: net operating income ratio	76%	80%	74%	76%	80%	74%

Key Facts		30.06.11		31.12.10		30.06.10
Number of customers		14.5m		14.4m		14.0m
Number of ATMs		9,816		9,530		9,450

Number of branches		1,317		1,321		1,339
Number of sales centres		189		222		249
Number of distribution points		1,506		1,543		1,588

1        Further analysis of the individual results for Barclays Africa and Absa are set out on page 93.
2       Adjusted profit before tax and adjusted performance measures excludes the impact of profit on disposals of subsidiaries, associates and joint ventures of £nil (H2 2010: £77m; H1 2010: £4m).
3        Return on average equity and return on average tangible equity comparatives have been revised to use 10% of average risk weighted assets (previously 9%) in the calculation of average equity and average tangible equity.

Africa Retail and Business Banking

- Segmental reporting for Barclays Africa and Absa now combined to reflect revised management structure

- Profit before tax down 2% to £379m (2010: £388m)

-    Business growth in Absa and a 3% average appreciation of the Rand against Sterling, more than offset by a 2010 one-off pension credit in Absa of £54m, political unrest in Egypt and adverse exchange rates in the majority of the businesses outside South Africa

- Income up 5% to £1,867m (2010: £1,782m)

- 10% improvement in Absa partially offset by 14% decline in non-Absa businesses

- Net interest income up slightly at £1,016m (2010: £1,007m)

- Net interest income in Absa up 8% to £796m (2010: £737m) due to effective hedging, improved margins and appreciation in average value of Rand

-    Net interest income in the non-Absa businesses down 19% to £220m (2010: £270m) due to Sterling appreciation against relevant currencies and the impact of margin compression in both retail and corporate portfolios

- Average customer assets were stable at £40.8bn (2010: £40.6bn)

- Driven by the appreciation of the Rand, offset by depreciation in non-Rand currencies and lower volumes

-    Asset margin for Africa stable at 312bps (2010: 313bps) due to continued pricing improvements across product range in Absa and a decline in cost of funding for the rest of Africa offset by an increase in interest suspended on delinquent accounts in Absa and a decline in customer pricing for the rest of Africa

- Average customer liabilities overall increased 11% to £30.1bn (2010: £27.1bn)

- Principally in Absa due to growth in retail deposits and the appreciation of the Rand

- Liability margin broadly stable at 242bps (2010: 247bps) driven in Absa by growth in high margin products offset by pressures on commercial margins

- Net fee and commission income up 3% to £650m (2010: £633m) reflecting impact of volume growth and selected pricing increases in Absa

- Net investment income increased to £30m (2010: loss of £17m) reflecting fair value gains on commercial property portfolios and fair value losses recognised in 2010 on Visa shares

- Impairment charges down 19% to £268m (2010: £330m)

- Improving economy in South Africa and improving performance across non-Absa commercial portfolios, especially in Mauritius, and retail portfolio in Botswana

- Deteriorating 30-day arrears rates in non-Absa retail with increase to 2.6% (31 December 2010: 2.2%) mainly due to retail portfolios in Egypt and Botswana

- Operating expenses up 14% to £1,223m (2010: £1,069m)

- Primarily driven by one-off pension credit in 2010, inflationary pressures in South Africa and appreciation of the Rand against Sterling

- Adjusted return on average equity of 8% (2010: 10%)

Barclaycard
	Half Year Ended		Half Year Ended		Half Year Ended
Income Statement Information		30.06.11		31.12.10		30.06.10
		£m		£m		£m
Net interest income		1,370		1,445		1,369
Net fee and commission income		571		567		569
Net trading loss		(3)		(4)		(4)
Net investment income		-		29		10
Net premiums from insurance contracts		21		31		19
Other income/(loss)		15		(1)		2
Total income		1,974		2,067		1,965
Net claims and benefits incurred under insurance contracts		(2)		(1)		(7)
Total income net of insurance claims		1,972		2,066		1,958
Impairment charges and other credit provisions		(648)		(798)		(890)
Net operating income		1,324		1,268		1,068

Operating expenses (excluding provision for PPI redress)		(818)		(806)		(764)
Provision for PPI redress1		(600)		-		-
Operating expenses		(1,418)		(806)		(764)
Share of post-tax results of associates and joint ventures		18		12		13
(Loss)/profit before tax		(76)		474		317

Adjusted profit before tax2		524		474		317

Balance Sheet Information
Loans and advances to customers at amortised cost		£28.3bn		£26.6bn		£26.3bn
Total assets		£32.5bn		£30.3bn		£31.1bn
Risk weighted assets		£34.0bn		£31.9bn		£32.2bn

	Adjusted2			Statutory
Performance Measures	30.06.11	31.12.10	30.06.10	30.06.11	31.12.10	30.06.10
Return on average equity3	16%	16%	9%	(4%)	16%	9%
Return on average tangible equity3	21%	21%	12%	(5%)	21%	12%
Return on average risk weighted assets	2.4%	2.3%	1.4%	(0.3%)	2.3%	1.4%
Loan loss rate (bps)	420	539	596	420	539	596
30 day arrears rates - UK cards	3.0%	3.4%	3.9%	3.0%	3.4%	3.9%
30 day arrears rates - US cards	3.2%	4.6%	5.3%	3.2%	4.6%	5.3%
30 day arrears rates - South Africa cards	5.4%	6.6%	9.2%	5.4%	6.6%	9.2%
Cost: income ratio	41%	39%	39%	72%	39%	39%
Cost: net operating income ratio	62%	64%	72%	107%	64%	72%

Key Facts		30.06.11		31.12.10		30.06.10
Number of customers - UK		12.0m		11.2m		11.1m
Number of customers - International		10.2m		10.5m		10.5m
Total number of Barclaycard customers		22.2m		21.7m		21.6m
Average outstanding balances - UK cards		£12.0bn		£11.4bn		£11.0bn
Average outstanding balances - International cards		£9.2bn		£9.6bn		£9.8bn
Total average outstanding balances - Cards		£21.2bn		£21.0bn		£20.8bn
Average extended credit balances - UK cards		£10.4bn		£9.0bn		£8.6bn
Average extended credit balances - International cards		£7.8bn		£8.3bn		£7.8bn
Total average extended credit balances - Cards		£18.2bn		£17.3bn		£16.4bn
Average outstanding balances - Loans		£5.0bn		£5.4bn		£5.6bn
Number of retailer relationships		90,000		87,000		85,000

1        Provision for the settlement of PPI claims following the conclusion of the Judicial Review proceedings.
2       Adjusted profit before tax and adjusted performance measures excludes the impact of the provision for PPI redress of £600m (2010: £nil).
3        Return on average equity and return on average tangible equity comparatives have been revised to use 10% of average risk weighted assets (previously 9%) in the calculation of average equity and average tangible equity.

- Adjusted profit before tax up 65% to £524m (2010: £317m)

- Loss before tax of £76m (2010: profit of £317m) after £600m provision for PPI redress, with related £47m goodwill write-off in FirstPlus secured lending portfolio

- International profit up driven by significant improvements in the US and Absa Card

- Egg consumer card assets and MBNA corporate card portfolio acquired during first half delivered immediate profit contributions

- Income up slightly at £1,972m (2010: £1,958m), with growth in balances driven by UK Cards offset by higher customer balance repayments in the US and appreciation of Sterling against the US Dollar

- UK income of £1,249m (2010: £1,174m) including contribution from Egg and MBNA, partially offset by continued run-off of FirstPlus

- International income down 8% to £723m (2010: £784m) due to customer balance repayments in the US and appreciation of Sterling against the US Dollar

- Over 20% of income generated from products other than consumer credit cards

- Net interest income flat at £1,370m (2010: £1,369m)

- Average assets increased 2% to £29.4bn (30 June 2010: £28.7bn)

-    UK Cards average extended card balances up to £10.4bn (30 June 2010: £8.6bn) due to Egg and balance transfers, partially offset by higher customer balance repayments in the US and continued run-off of FirstPlus

- Asset margin stable at 901bps (2010: 906bps), with net interest margin down to 939bps (2010: 962bps)

- Net fee and commission income flat at £571m (2010: £569m)

- Impairment charges down 27% to £648m (2010: £890m)

- Focused risk management and customer balance repayments drove loan loss rate down to 420bps (2010: 596bps)

- 30 day arrears rates for consumer cards in UK down to 3.0% (31 December 2010: 3.4%), in the US down to 3.2% (31 December 2010: 4.6%) and in South Africa down to 5.4% (31 December 2010: 6.6%)

- Operating expenses in line with prior year at £771m (2010: £764m), excluding £600m provision for PPI redress and £47m goodwill write-off in FirstPlus

- Including these items and acquisition of Egg and MBNA operating expenses up to £1,418m (2010: £764m)

- Total assets up 7% to £32.5bn (31 December 2010: £30.3bn)

- Acquired Egg assets and MBNA portfolio, partially offset by lower balances in the US and continued run-off of FirstPlus

- Risk weighted assets up 7% to £34.0bn (31 December 2010: £31.9bn)

- Adjusted return on average equity of 16% (2010: 9%) and adjusted return on average tangible equity of 21% (2010: 12%), reflecting increased attributable profit

Barclays Capital
	Half Year Ended		Half Year Ended		Half Year Ended
Income Statement Information		30.06.11		31.12.10		30.06.10
		£m		£m		£m
Net interest income		511		764		357
Net fee and commission income		1,543		1,831		1,516
Net trading income (excluding own credit)		3,720		3,277		4,709
Net investment income		491		273		479
Other (loss)/income		(2)		3		-
Total income (excluding own credit)		6,263		6,148		7,061
Own credit gain/(charge)		89		(460)		851
Total income		6,352		5,688		7,912

Impairment charges and other credit provisions		111		(234)		(309)
Net operating income		6,463		5,454		7,603

Operating expenses		(4,073)		(4,082)		(4,213)

Share of post-tax results of associates and joint ventures		9		8		10
Profit before tax		2,399		1,380		3,400

Adjusted profit before tax1		2,310		1,840		2,549

Balance Sheet Information
Loans and advances to banks and customers at amortised cost		£180.7bn		£149.7bn		£188.1bn
Total assets	£1,076.0bn			£1,094.8bn	£1,212.4bn
Assets contributing to adjusted gross leverage2		£653.6bn		£668.1bn		£697.6bn
Risk weighted assets		£190.0bn		£191.3bn		£194.3bn
Liquidity pool		£145bn		£154bn		£160bn
Average DVaR (95%)		£48m		£49m		£57m

	Adjusted1			Statutory
Performance Measures	30.06.11	31.12.10	30.06.10	30.06.11	31.12.10	30.06.10
Return on average equity3	15%	13%	14%	16%	10%	19%
Return on average tangible equity3	16%	14%	14%	16%	11%	20%
Return on average risk weighted assets	1.8%	1.5%	1.5%	1.8%	1.2%	2.2%
Loan loss rate (bps)	(6)	42	34	(6)	42	34
Cost: income ratio	65%	66%	60%	64%	72%	53%
Cost: net operating income ratio	64%	69%	62%	63%	75%	55%
Compensation: income ratio	45%	44%	42%	45%	48%	37%
Average income per employee (000s)	£255	£242	£290	£259	£224	£325

1        Adjusted profit before tax and adjusted performance measures exclude the impact of own credit gains of £89m (H2 2010: charge of £460m; H1 2010: gain of £851m).
2       30 June 2011 and 31 December 2010 uses a revised definition. Applying this to 30 June 2010 would give £675.3bn.
3        Return on average equity and return on average tangible equity comparatives have been revised to use 10% of average risk weighted assets (previously 9%) in the calculation of average equity and average tangible equity.

- Adjusted profit before tax down 9% to £2,310m (2010: £2,549m)

- Including an own credit gain of £89m (2010: gain of £851m), profit before tax of £2,399m (2010: £3,400m)

- Total income excluding own credit down 11% to £6,263m (2010: £7,061m)

	Half Year Ended	Half Year Ended	Half Year Ended
Analysis of Total Income	30.06.11	31.12.10	30.06.10
	£m	£m	£m
Fixed Income, Currency and Commodities	3,916	3,804	4,883
Equities and Prime Services	1,108	984	1,056
Investment Banking	1,132	1,226	1,017
Principal Investments	107	134	105
Total income (excluding own credit)	6,263	6,148	7,061

-    Fixed Income, Currency and Commodities down 20% to £3,916m (2010: £4,883m), reflecting lower contributions from Fixed Income Rates and Credit, and from Commodities in a challenging trading environment, particularly in the second quarter. Currency up 12% on 2010, benefiting from strong client volumes

- Equities and Prime Services up 5% to £1,108m (2010: £1,056m), benefiting from improved client flow in derivatives and equity financing

- Investment Banking, up 11% to £1,132m (2010: £1,017m) driven by growth in equity and debt underwriting

- Principal Investments up 2% to £107m (2010: £105m) mainly from one large disposal in the UK

- Total income (excluding own credit) in the second quarter of £2,897m, down 14% on the first quarter of 2011 reflecting lower activity levels. FICC income down 22%; Investment Banking down 15%, following a strong first quarter in equity and debt underwriting; Equities and Prime Services income up 3%

- Net interest income up 43% to £511m (2010: £357m) due to lower funding costs. Fee and commission income up 2% to £1,543m (2010: £1,516m) driven by increases in Investment Banking impacted by a reduction in fees paid by Head Office. Net trading income (excluding own credit) down 21% to £3,720m (2010: £4,709m) primarily driven by lower contributions from FICC

- Net impairment releases of £111m in the first half (2010: charge of £309m) reflecting a £223m release of the impairment allowance relating to the Protium loan prior to consolidation, partially offset by charges primarily relating to leveraged finance

- Operating expenses down 3% to £4,073m (2010: £4,213m). Excluding the impact of own credit, cost to net operating income of 64% (2010: 62%) and compensation to income of 45% (2010: 42%)

- Total assets down 2% to £1,076bn (31 December 2010: £1,095bn), reflecting decreases in gross derivative assets largely offset by increase in settlement balances. Assets contributing to adjusted gross leverage down 2% to £654bn (31 December 2010: £668bn) reflecting reduction in liquidity pool to £145bn (31 December 2010: £154bn) and fluctuations as a result of normal trading activities

- Credit market exposures down £6.0bn to £17.9bn, including a reduction of £3.7bn in relation to Protium

- Risk weighted assets in line at £190bn (31 December 2010: £191bn), with benefits from a reduction in credit market exposures offset by the impact of regulatory methodology changes

- Adjusted return on average equity of 15% (2010: 14%), and adjusted return on average risk weighted assets up to 1.8% (2010: 1.5%) reflecting reduced average risk weighted assets

- Average DVaR down to £48m (2010: £57m), due to lower client activity. Spot DVaR at 30 June 2011 up to £50m (31 December 2010: £48m)

Barclays Corporate
	Half Year Ended		Half Year Ended		Half Year Ended
Income Statement Information		30.06.11		31.12.10		30.06.10
		£m		£m		£m
Net interest income		955		1,065		939
Net fee and commission income		470		446		464
Net trading income		29		53		27
Net investment income/(loss)		8		1		(33)
Other income		9		8		4
Total income		1,471		1,573		1,401
Impairment charges and other credit provisions		(614)		(747)		(949)
Net operating income		857		826		452

Operating expenses1		(839)		(1,078)		(829)

Share of post-tax results of associates and joint ventures		(1)		(2)		-
Loss on disposal of subsidiaries, associates and joint ventures		(64)		-		-
Loss before tax		(47)		(254)		(377)

Adjusted profit/(loss) before tax2		17		(254)		(377)

Balance Sheet Information
Loans and advances to customers at amortised cost		£64.4bn		£65.7bn		£66.8bn
Loans and advances to customers at fair value		£14.4bn		£14.4bn		£14.4bn
Customer deposits		£77.0bn		£71.0bn		£68.4bn
Total assets		£85.1bn		£85.7bn		£86.9bn
Risk weighted assets		£69.3bn		£70.8bn		£72.7bn

	Adjusted2			Statutory
Performance Measures	30.06.11	31.12.10	30.06.10	30.06.11	31.12.10	30.06.10
Return on average equity3	0%	(3%)	(11%)	(2%)	(3%)	(11%)
Return on average tangible equity3	0%	(3%)	(12%)	(2%)	(3%)	(12%)
Return on average risk weighted assets	0.0%	(0.4%)	(1.2%)	(0.2%)	(0.4%)	(1.2%)
Loan loss rate (bps)	177	208	240	177	208	240
Cost: income ratio	57%	69%	59%	57%	69%	59%
Cost: net operating income ratio	98%	131%	183%	98%	131%	183%

1        Operating expenses includes £243m in relation to goodwill write-down for the half year ended 31 December 2010.
2       Adjusted profit before tax and adjusted performance measures exclude the impact of expected loss on disposal of £64m (2010: £nil).
3        Return on average equity and return on average tangible equity comparatives have been revised to use 10% of average risk weighted assets (previously 9%) in the calculation of average equity and average tangible equity.

Half Year Ended 30 June 2011
Income Statement Information	UK	Europe	Rest of World	Total
	£m	£m	£m	£m
Income	1,135	200	136	1,471
Impairment charges and other credit provisions	(163)	(428)	(23)	(614)
Operating expenses	(558)	(131)	(150)	(839)
Share of post-tax results of associates and joint ventures	(1)	-	-	(1)
Loss on disposal of subsidiaries, associates and joint ventures	-	-	(64)	(64)
Profit/(loss) before tax	413	(359)	(101)	(47)

Balance Sheet Information
Loans and advances to customers at amortised cost	£48.9bn	£12.5bn	£3.0bn	£64.4bn
Loans and advances to customers at fair value	£14.4bn	-	-	£14.4bn
Customer deposits	£67.5bn	£7.2bn	£2.3bn	£77.0bn
Total assets	£65.8bn	£15.0bn	£4.3bn	£85.1bn
Risk weighted assets	£47.1bn	£17.2bn	£5.0bn	£69.3bn

Half Year Ended 31 December 2010
Income Statement Information
Income	1,214	224	135	1,573
Impairment charges and other credit provisions	(209)	(456)	(82)	(747)
Operating expenses	(541)	(104)	(433)	(1,078)
Share of post-tax results of associates and joint ventures	(2)	-	-	(2)
Profit/(loss) before tax	462	(336)	(380)	(254)

Balance Sheet Information
Loans and advances to customers at amortised cost	£49.6bn	£12.7bn	£3.4bn	£65.7bn
Loans and advances to customers at fair value	£14.4bn	-	-	£14.4bn
Customer deposits	£63.1bn	£5.5bn	£2.4bn	£71.0bn
Total assets	£66.1bn	£15.2bn	£4.4bn	£85.7bn
Risk weighted assets	£48.9bn	£16.5bn	£5.4bn	£70.8bn

Half Year Ended 30 June 20101
Income Statement Information
Income	1,065	204	132	1,401
Impairment charges and other credit provisions	(250)	(616)	(83)	(949)
Operating expenses	(443)	(105)	(281)	(829)
Profit/(loss) before tax	372	(517)	(232)	(377)

Balance Sheet Information
Loans and advances to customers at amortised cost	£50.3bn	£12.9bn	£3.6bn	£66.8bn
Loans and advances to customers at fair value	£14.4bn	-	-	£14.4bn
Customer deposits	£60.8bn	£5.2bn	£2.4bn	£68.4bn
Total assets	£66.9bn	£15.1bn	£4.9bn	£86.9bn
Risk weighted assets	£50.5bn	£16.6bn	£5.6bn	£72.7bn

1        UK & Ireland, Continental Europe and New Markets are now known as UK, Europe and Rest of World respectively. Ireland profit before tax of £17m (H2 2010: £1m; H1 2010: £16m) and Iveco loss before tax of £9m (H2 2010: £nil; H1 2010: loss of £9m), previously included within UK and Ireland, is now included under Europe.

- Adjusted profit before tax of £17m (2010: loss of £377m), excluding provision for expected loss of £64m on disposal of Barclays Bank Russia (BBR)

- Including expected loss on disposal, loss before tax of £47m (2010: loss of £377m)

- Improved profitability across all three geographic regions - UK, Europe and Rest of World

-    UK profit before tax up 11% to £413m (2010: £372m) reflecting resilient income and falling impairment partially offset by an increase in costs mainly from a non-recurrence of a prior year pension credit and an increase in restructuring charges

-    Europe loss before tax down 31% to a loss of £359m (2010: loss of £517m), driven mainly by lower impairment charges in Spain of £299m, well below the charge of £553m reported for the same period last year

-    Rest of World loss before tax down 56% to a loss before tax £101m (2010: loss of £232m), principally due to the non-recurrence of 2010 restructuring charges, subsequent cost reduction and improvement in loan loss rates, partially offset by the loss on disposal of BBR

- Total income up 5% to £1,471m (2010: £1,401m)

- Net interest income up 2% to £955m (2010: £939m) reflecting resilient UK net interest income

- Average assets down 4% to £68.1bn (30 June 2010: £70.9bn)

- Average liabilities up 13% to £67.5bn (30 June 2010: £59.8bn)

- Barclays Corporate net interest margin down to 142bps (2010: 145bps)

- Non interest related income up 12% to £516m (2010: £462m)

- Net fee and commission income up 1% to £470m (2010: £464m)

- Net investment income up to £8m (2010: loss of £33m) reflecting reduced writedowns of venture capital investments

- Impairment charges down 35% to £614m (2010: £949m), primarily due to Spain where charges remained well below H1 2010, despite depressed market conditions affecting some significant single name cases

- UK charges down, benefiting from the balanced nature of portfolios

- Rest of World impairment down by £60m, primarily as a result of management action to reduce risk profile of portfolios

- Overall loan loss rates down to 177bps (2010: 240bps)

- Operating expenses up 1% to £839m (2010: £829m), with the non-recurrence of a prior year pension credit broadly offset by a decrease in restructuring charges

- Continued investment in global product platform to deliver improved product and client service capabilities

- Total assets down to £85.1bn (31 December 2010: £85.7bn) mostly driven by lower balances in the UK. Risk weighted assets down 2% to £69.3bn (31 December 2010: £70.8bn)

- Loans and advances to customers at amortised cost down 2% to £64.4bn (31 December 2010: £65.7bn), with loans and advances to customers at fair value flat at £14.4bn

- Strong growth in customer deposits to £77.0bn (31 December 2010: £71.0bn)

- Adjusted return on average equity of 0% (2010: negative 11%) principally reflecting reduced losses in Europe and Rest of World

Barclays Wealth
	Half Year Ended		Half Year Ended		Half Year Ended
Income Statement Information		30.06.11		31.12.10		30.06.10
		£m		£m		£m
Net interest income		369		370		308
Net fee and commission income		470		425		444
Net trading income		9		9		2
Net investment (loss)/income		-		(1)		3
Total income		848		803		757
Impairment charges and other credit provisions		(19)		(21)		(27)
Net operating income		829		782		730

Operating expenses		(740)		(714)		(635)

Share of post-tax results of associates and joint ventures		(1)		-		-
Profit before tax		88		68		95

Adjusted profit before tax		88		68		95

Balance Sheet Information
Loans and advances to customers at amortised cost		£17.6bn		£16.1bn		£14.3bn
Customer deposits		£44.4bn		£44.8bn		£41.8bn
Total assets		£19.8bn		£17.8bn		£16.4bn
Risk weighted assets		£12.7bn		£12.4bn		£11.6bn
Total client assets		£169.5bn		£163.9bn		£153.5bn

	Adjusted			Statutory
Performance Measures	30.06.11	31.12.10	30.06.10	30.06.11	31.12.10	30.06.10
Return on average equity1	10%	8%	10%	10%	8%	10%
Return on average tangible equity1	13%	11%	14%	13%	11%	14%
Return on average risk weighted assets	1.3%	1.1%	1.4%	1.3%	1.1%	1.4%
Loan loss rate (bps)	21	26	37	21	26	37
Cost: income ratio	87%	89%	84%	87%	89%	84%

1        Return on average equity and return on average tangible equity comparatives have been revised to use 10% of average risk weighted assets (previously 9%) in the calculation of average equity and average tangible equity.

- Profit before tax down 7% to £88m (2010: £95m), reflecting strong income growth offset by increased investment in the growth of the business

- Income up 12% to £848m (2010: £757m) and net operating income up 14% to £829m (2010: £730m)

- Net interest income up 20% to £369m (2010: £308m)

- Average customer deposits up £4.1bn to £44.0bn (30 June 2010: £39.9bn)

- Average loans up £3.0bn to £16.8bn (30 June 2010: £13.8bn)

- Net interest margin up to 122bps from 116bps

- Net fees and commissions income up 6% to £470m (2010: £444m) driven by higher transactional activity with High Net Worth clients

- Operating expenses up 17% to £740m (2010: £635m)

- Increase of £41m in investment spend and related restructuring costs to support the investment programme. This includes Project Gamma investment of £44m (2010: £33m)

- Staff and infrastructure costs from growth in High Net Worth businesses

- Risk weighted assets up 2% to £12.7bn (31 December 2010: £12.4bn)

- Return on risk weighted assets down to 1.3% (2010: 1.4%)

- Total client assets (customer deposits and client investments) up 3% to £169.5bn (31 December 2010: £163.9bn) with underlying net new assets of £4bn

- Return on average equity of 10% (2010: 10%)

Investment Management
	Half Year Ended	Half Year Ended	Half Year Ended
Income Statement Information	30.06.11	31.12.10	30.06.10
	£m	£m	£m
Net interest expense	(2)	(3)	(3)
Net fee and commission income	1	1	3
Net trading loss	(4)	(2)	(17)
Net investment income	5	49	51
Other loss	(1)	(1)	-
Total income	(1)	44	34

Operating expenses	(6)	(8)	(3)

(Loss)/profit before tax	(7)	36	31

Adjusted profit before tax1	51	36	31

Balance Sheet Information
Total assets	£4.2bn	£4.6bn	£3.6bn
Risk weighted assets	£0.1bn	£0.1bn	£0.1bn

- Loss before tax of £7m (2010: profit before tax of £31m) principally reflecting

- Dividend income of £62m (2010: £51m)

- Loss of £58m on disposal of 2.357 million BlackRock, Inc. shares in May 2011 to maintain the Group's strategic holding below 20%

- Total assets of £4.2bn (31 December 2010: £4.6bn), reflecting the fair value of the Group's investment in 35.210 million (2010: 37.567 million) BlackRock shares representing a 19.7% interest, accounted for as an available for sale equity investment

- The value of the holding as at 30 June 2011 was £0.8bn below the value at acquisition (31 December 2010: £0.9bn). This reduction has been reflected in the available for sale reserve and the Group's Core Tier 1 ratio

- Investment assessed for impairment as at 30 June 2011. 15.5% reduction in fair value from original acquisition cost not considered significant or prolonged, and no impairment recognised at 30 June 2011

- Further assessment will be undertaken in the second half to consider whether any continued shortfall compared with the value at acquisition should, subject to any significant mitigating factors, be recognised in the income statement for 2011

1 Adjusted profit before tax excludes the £58m (2010: £nil) loss on disposal of a portion of the Group's strategic investment in BlackRock, Inc. recycled through investment income.

Head Office Functions and Other Operations
	Half Year Ended	Half Year Ended	Half Year Ended
Income Statement Information	30.06.11	31.12.10	30.06.10
	£m	£m	£m
Net interest (expense)/income	(13)	(129)	164
Net fee and commission expense	(96)	(116)	(273)
Net trading income/(loss)	8	(431)	(3)
Net investment income	27	491	-
Net premiums from insurance contracts	29	38	41
Other income	9	4	35
Total income	(36)	(143)	(36)
Net claims and benefits incurred under insurance contracts	(1)	1	-
Total income net of insurance claims	(37)	(142)	(36)
Impairment charges and other credit provisions	1	(7)	5
Net operating loss	(36)	(149)	(31)

Operating expenses	(198)	(189)	(390)

Profit on disposal of subsidiaries, associates and joint ventures	(1)	-	-
Loss before tax	(235)	(338)	(421)

Adjusted loss before tax	(234)	(338)	(421)

Balance Sheet Information
Total assets	£37.7bn	£20.9bn	£13.7bn
Risk weighted assets	£1.6bn	£0.6bn	£1.8bn

- Loss before tax down to £235m (2010: loss of £421m) due to lower operating expenses and flat income

- Total income flat at a loss of £37m (2010: loss of £36m)

- Net interest (expense)/income decreased to a net expense of £13m (2010: net income of £164m) driven by consolidation adjustments, mainly on hedging derivatives with corresponding income recorded in net trading income

- Net fee and commission expense down to £96m (2010: £273m) driven by decrease in fees for structured capital market activities to £10m (2010: £191m)

- Net trading income/(loss) increased to an income of £8m (2010: loss of £3m) reflecting 2010 reclassification of £221m profit from currency translation reserve to income statement relating to repatriation of capital from overseas operation, offset by consolidation adjustments on hedging derivatives with corresponding expense recorded in net interest expense

- Operating expenses down to £198m (2010: £390m) due to non recurrence of 2010 provision of £194m in relation to resolution of investigation into Barclays compliance with US economic sanctions

- Total assets increased 80% to £37.7bn (31 December 2010: £20.9bn) due to purchases of government bonds to support the Group's hedging and liquidity management activities

Risk Management

Overview

Barclays has clear risk management objectives, a well-established strategy to deliver these objectives, and a robust framework for managing risk. The approach to identifying, assessing, controlling, managing and reporting risks is formalised in the Principal Risks Framework.

The Group's Principal Risks, together with references to where areas of significant risk affecting the 2011 results, are as follows:

Principal Risks	Analysis Relating to Key Risks	Page
Retail and Wholesale Credit Risk
- Analysis of total assets by valuation basis and underlying asset class
- Analysis of loans and advances to customers and banks
- Impairment, potential credit risk loans and coverage ratios
- Wholesale credit risk
- Retail credit risk
- Debt securities and other bills
- Exposures to selected Eurozone countries
- Barclays Capital Credit Market Exposures
		37 39 43 45 47 52 56 63
Market Risk	- Analysis of market risk and, in particular, Barclays Capital's DVaR	53
Liquidity Risk	- Key measures of liquidity risk, including the Group's liquidity pool, term financing and funding structure	54
Legal Risk	- Significant litigation matters - Significant investigations	87 87
Regulatory Risk	- Significant regulatory matters, including structural changes to the UK and global regulatory environment	88
Capital Risk	- Analysis of the current capital base, risk weighted assets, adjusted gross leverage and anticipated significant regulatory changes	65

The other Principal Risks that form part of the Group's Principal Risks Framework but are not covered in this Interim Announcement are: People Risk, Operations Risk, Taxation Risk, Technology Risk, Financial Reporting Risk and Fraud Risk.

The risk management framework and policies remain broadly unchanged from those described in Barclays PLC Annual Report 2010. The Principal Risks Framework is currently under review with a view to implementing any changes in the second half of 2011.

Analysis of Total Assets by Valuation Basis and Underlying Asset Class
		Accounting Basis
Assets as at 30.06.11	Total Assets	Cost Based Measure	Fair Value
	£m	£m	£m
Cash and balances at central banks	86,916	86,916	-

Items in the course of collection from other banks	1,317	1,317	-

Debt securities & other bills	147,785	-	147,785
Equity securities	29,118	-	29,118
Traded loans	1,693	-	1,693
Commodities7	3,203	-	3,203
Trading portfolio assets	181,799	-	181,799

Loans and advances	22,086	-	22,086
Debt securities	1,643	-	1,643
Equity securities	5,451	-	5,451
Other financial assets8	8,418	-	8,418
Held in respect of linked liabilities to customers under investment contracts9	1,524	-	1,524
Financial assets designated at fair value	39,122	-	39,122

Derivative financial instruments	379,854	-	379,854

Loans and advances to banks	58,751	58,751	-

Loans and advances to customers	441,983	441,983	-

Debt securities & other bills	76,711	-	76,711
Equity securities	5,126	-	5,126
Available for sale financial instruments	81,837	-	81,837

Reverse repurchase agreements and other similar secured lending	196,867	196,867	-

Other assets	24,476	22,677	1,799

Total assets as at 30.06.11	1,492,922	808,511	684,411

Total assets as at 31.12.10	1,489,645	792,294	697,351

1	Further analysis of loans and advances is on pages 39 to 41.

2	Further analysis of derivatives is on pages 81.

3	Further analysis of debt securities and other bills is on page 52.

4	Reverse repurchase agreements comprise primarily short-term cash lending with assets pledged by counterparties securing the loan.

5	Equity securities comprise primarily equity securities determined by available quoted prices in active markets.

Analysis of Total Assets						Sub Analysis
Loans and Advances1	Derivatives2	Debt Securities & Other Bills3	Reverse Repurchase Agreements4	Equity Securities5	Other	Credit Market Exposures6
£m	£m	£m	£m	£m	£m	£m
-	-	-	-	-	86,916	-

-	-	-	-	-	1,317	-

-	-	147,785	-	-	-	2,657
-	-	-	-	29,118	-	-
1,693	-	-	-	-	-	-
-	-	-	-	-	3,203	-
1,693	-	147,785	-	29,118	3,203	2,657

22,086	-	-	-	-	-	4,428
-	-	1,643	-	-	-	-
-	-	-	-	5,451	-	718
-	-	-	6,721	-	1,697	-
-	-	-	-	-	1,524	-
22,086	-	1,643	6,721	5,451	3,221	5,146

-	379,854	-	-	-	-	1,367

58,751	-	-	-	-	-	-

441,983	-	-	-	-	-	6,206

-	-	76,711	-	-	-	287
-	-	-	-	5,126	-	-
-	-	76,711	-	5,126	-	287

-	-	-	196,867	-	-	-

-	-	-	-	-	24,476	1,966

524,513	379,854	226,139	203,588	39,695	119,133	17,629

490,263	420,319	200,787	213,331	36,779	128,166	23,625

6
     See page 63 for further analysis of Barclays Capital Credit Market Exposures which includes undrawn commitments of £241m (31 December 2010: £264m) that are off-balance sheet and therefore not included in the table above.

7	Commodities primarily consist of physical inventory positions.

8	These instruments consist primarily of reverse repurchase agreements designated at fair value.

9
       Financial assets designated at fair value in respect of linked liabilities to customers under investment contracts have not been further analysed as the Group is not exposed to the risks inherent in these assets.

Credit Risk

Analysis of Loans and Advances to Customers and Banks

	Gross L&A	Impairment Allowance	L&A Net of Impairment	Credit Risk Loans1	CRLs % of Gross L&A1	Impairment Charges2	Loan Loss Rates3
	£m	£m	£m	£m	%	£m	bps
Wholesale - customers	212,523	5,132	207,391	11,451	5.4	621	59
Wholesale - banks	58,799	48	58,751	36	0.1	(4)	(1)
Total Wholesale	271,322	5,180	266,142	11,487	4.2	617	46

Total Retail	241,033	6,441	234,592	12,067	5.0	1,257	105

Loans and Advances at Amortised Cost	512,355	11,621	500,734	23,554	4.6	1,874	74

Loans and Advances Held at Fair Value	23,779	na	23,779

Total Loans and Advances	536,134	11,621	524,513

As at 31.12.10
Wholesale - customers	204,991	5,501	199,490	11,716	5.7	2,347	114
Wholesale - banks	37,847	48	37,799	35	0.1	(18)	(5)
Total Wholesale	242,838	5,549	237,289	11,751	4.8	2,329	96

Total Retail	235,335	6,883	228,452	12,571	5.3	3,296	140

Loans and Advances at Amortised Cost	478,173	12,432	465,741	24,322	5.1	5,625	118

Loans and Advances Held at Fair Value	24,522	na	24,522

Total Loans and Advances	502,695	12,432	490,263

Gross loans and advances to customers and banks at amortised cost increased 7% to £512,355m (31 December 2010: £478,173m) principally driven by increased balances in the wholesale portfolios.

Wholesale loans and advances at amortised cost increased 12% to £271,322m (31 December 2010: £242,838m) driven by increased settlement balances and cash collateral partially offset by the reduction in loans resulting from the consolidation of Protium, a reduction in borrowing by customers and net depreciation in the value of other currencies relative to Sterling.

Retail loans and advances at amortised cost increased 2% to £241,033m (31 December 2010: £235,335m) reflecting steady growth in UK Home Loans, the acquisition of Egg consumer card assets, growth in Italian Home Loans and growth in High Net Worth lending in Barclays Wealth; partially offset by a decrease in Africa RBB as a result of the depreciation of the Rand against Sterling since the year end.

Further detail can be found in the Wholesale Credit Risk and the Retail Credit Risk sections on pages 45 to 51.

1	31.12.10 excludes from credit risk loans (CRLs) the loan to Protium of £7,560m against which an impairment of £532m was held. See page 64 for further information.

2	Impairment charges and other credit provisions, comprising impairment on loans and advances and charges in respect of undrawn facilities and guarantees, see page 42.

3	The loan loss rates for 30.06.11 have been calculated on an annualised basis. The loan loss rates for 31.12.10 have been calculated on the twelve months ended 31.12.10.

Loans and Advances at Amortised Cost Net of Impairment Allowances, by Industry Sector and Geography1

As at 30.06.11	United Kingdom	Europe	Americas	Africa and Middle East	Asia	Total
	£m	£m	£m	£m	£m	£m
Financial institutions	35,687	36,924	55,101	4,569	18,014	150,295
Manufacturing	6,417	3,586	1,125	1,203	775	13,106
Construction	3,663	1,070	47	1,038	82	5,900
Property	14,411	3,730	947	4,572	210	23,870
Government	607	2,631	1,699	5,238	3,106	13,281
Energy and water	1,728	2,354	1,370	647	342	6,441
Wholesale and retail distribution and leisure	11,064	2,767	436	2,284	109	16,660
Business and other services	15,503	4,948	1,873	3,332	231	25,887
Home loans	107,488	40,476	434	23,455	290	172,143
Cards, unsecured loans and other personal lending	27,074	8,009	7,486	5,844	975	49,388
Other	8,435	5,490	1,517	7,724	597	23,763
Net loans and advances to customers and banks	232,077	111,985	72,035	59,906	24,731	500,734

As at 31.12.10
Financial institutions	24,639	26,984	60,514	4,539	7,335	124,011
Manufacturing	6,660	4,793	904	1,543	866	14,766
Construction	3,607	1,259	34	909	54	5,863
Property	13,746	3,024	797	4,822	418	22,807
Government	534	1,219	354	3,648	546	6,301
Energy and water	2,183	3,617	2,426	520	485	9,231
Wholesale and retail distribution and leisure	11,594	2,859	644	1,888	372	17,357
Business and other services	15,171	6,142	1,198	3,394	323	26,228
Home loans	104,934	37,347	214	25,241	319	168,055
Cards, unsecured loans and other personal lending	25,950	7,768	7,340	4,297	1,313	46,668
Other	8,034	4,843	1,398	9,103	1,076	24,454
Net loans and advances to customers and banks	217,052	99,855	75,823	59,904	13,107	465,741

1 The analysis of loans and advances and impairment by geography has been aligned to the geographic regions used for reporting income presented on page 1.

Loans and Advances Held at Fair Value by Industry Sector and Geography1

As at 30.06.11	United Kingdom	Europe	Americas	Africa and Middle East	Asia	Total
	£m	£m	£m	£m	£m	£m
Financial institutions2	285	733	1,020	512	49	2,599
Manufacturing	69	86	187	-	20	362
Construction	149	2	-	45	2	198
Property	7,142	2,725	1,088	21	155	11,131
Government	4,755	-	191	86	9	5,041
Energy and water	34	198	63	97	-	392
Wholesale and retail distribution and leisure	86	37	264	59	5	451
Business and other services	2,669	153	331	81	2	3,236
Other	78	72	83	134	2	369
Total	15,267	4,006	3,227	1,035	244	23,779

As at 31.12.10
Financial institutions	139	996	444	445	101	2,125
Manufacturing	39	67	187	49	5	347
Construction	199	-	-	45	5	249
Property	7,003	2,793	1,858	43	237	11,934
Government	4,848	-	-	189	51	5,088
Energy and water	14	259	57	34	6	370
Wholesale and retail distribution and leisure	70	14	705	11	-	800
Business and other services	2,650	69	442	80	5	3,246
Other	103	114	76	69	1	363
Total	15,065	4,312	3,769	965	411	24,522

Impairment, Potential Credit Risk Loans and Coverage Ratios

	Half Year Ended	Half Year Ended	Half Year Ended
Impairment Allowance	30.06.11	31.12.10	30.06.10
	£m	£m	£m
At beginning of period	12,432	11,747	10,796
Acquisitions and disposals	(19)	8	70
Exchange and other adjustments	(79)	196	135
Unwind of discount	(125)	(125)	(88)
Amounts written off	(2,563)	(2,094)	(2,216)
Recoveries	100	121	80
Amounts charged against profit	1,875	2,579	2,970
At end of period	11,621	12,432	11,747

Geographical analysis1
United Kingdom	4,425	4,429	4,425
Europe	3,158	2,793	2,307
Americas	2,194	2,958	2,847
Africa and Middle East	1,737	1,857	1,776
Asia	107	395	392
At end of period	11,621	12,432	11,747

1	The analysis of loans and advances and impairment by geography has been aligned to the geographic regions used for reporting income presented on page 1.

2	Included within financial institutions (Americas) are £720m (31 December 2010: £nil) of loans backed by retail mortgage collateral.

Impairment Charges and other Credit Provisions by Business

Half Year Ended 30.06.2011	Loans and Advances	Charges in Respect of Undrawn Facilities and Guarantees	Available for Sale Assets	Reverse Repurchase Agreements	Total
	£m	£m	£m	£m	£m
UK RBB	275	-	-	-	275
Europe RBB	115	1	-	-	116
Africa RBB	268	-	-	-	268
Barclaycard	645	3	-	-	648
Barclays Capital1	(47)	(4)	(14)	(46)	(111)
Barclays Corporate	601	(1)	14	-	614
Barclays Wealth	19	-	-	-	19
Head Office Functions and Other Operations	(1)	-	-	-	(1)
Total impairment charges and other credit provisions	1,875	(1)	-	(46)	1,828

Half Year Ended 31.12.2010
UK RBB	372	-	-	-	372
Europe RBB	179	2	-	-	181
Africa RBB	232	-	-	-	232
Barclaycard	799	(1)	-	-	798
Barclays Capital1	316	4	(80)	(6)	234
Barclays Corporate	653	61	33	-	747
Barclays Wealth	21	-	-	-	21
Head Office Functions and Other Operations	7	(1)	1	-	7
Total impairment charges and other credit provisions	2,579	65	(46)	(6)	2,592

Half Year Ended 30.06.2010
UK RBB	447	-	-	-	447
Europe RBB	133	-	-	-	133
Africa RBB	330	-	-	-	330
Barclaycard	890	-	-	-	890
Barclays Capital1	320	2	(15)	2	309
Barclays Corporate	828	9	112	-	949
Barclays Wealth	27	-	-	-	27
Head Office Functions and Other Operations	(5)	-	-	-	(5)
Total impairment charges and other credit provisions	2,970	11	97	2	3,080

Impairment charges on loans and advances fell 37% to £1,875m (2010: £2,970m), reflecting some improvement in credit conditions in the main sectors and geographies in which Barclays lends, which led to lower charges across the majority of retail and wholesale businesses. In Barclays Capital there was an impairment release of £223m relating to the loan to Protium, partially offset by charges primarily relating to leveraged finance. Impairment charges were lower in Barclays Corporate, notably in Spain and UK, although charges were higher in Portugal where credit conditions remained weak. Impairment charges were lower across all businesses in Retail and Business Banking, most notably in Barclaycard due to lower levels of delinquencies, the low interest rate environment and sound credit risk management.

As a result of this fall in impairment and the 7% rise in loans and advances, the loan loss rate decreased to 74bps (2010: 118bps). The impairment release against available for sale assets and reverse repurchase agreements was £46m (2010: charge of £99m), principally driven by lower impairment against credit market exposures.

1
        Credit market related impairment charges within Barclays Capital comprised a release of £76m (2010: charge of £311m) against loans and advances, and a release of £37m (2010: £nil) against available for sale assets.

Potential Credit Risk Loans and Coverage Ratios

	CRLs		PPLs		PCRLs
	As at 30.06.11	As at 31.12.10	As at 30.06.11	As at 31.12.10	As at 30.06.11	As at 31.12.10
	£m	£m	£m	£m	£m	£m
Home loans	4,339	4,294	222	260	4,561	4,554
Cards, unsecured and other retail lending	7,728	8,277	400	465	8,128	8,742
Retail	12,067	12,571	622	725	12,689	13,296

Wholesale (excluding loan to Protium)	11,487	11,751	1,763	1,970	13,250	13,721
Loan to Protium1	-	7,560	-	-	-	7,560
Wholesale	11,487	19,311	1,763	1,970	13,250	21,281

Group (excluding loan to Protium)	23,554	24,322	2,385	2,695	25,939	27,017
Group	23,554	31,882	2,385	2,695	25,939	34,577

	Impairment Allowance		CRL Coverage		PCRL Coverage
	As at 30.06.11	As at 31.12.10	As at 30.06.11	As at 31.12.10	As at 30.06.11	As at 31.12.10
	£m	£m	%	%	%	%
Home loans	896	854	20.6	19.9	19.6	18.8
Cards, unsecured and other retail lending	5,545	6,029	71.8	72.8	68.2	69.0
Retail	6,441	6,883	53.4	54.8	50.8	51.8

Wholesale (excluding loan to Protium)	5,180	5,017	45.1	42.7	39.1	36.6
Loan to Protium1	-	532	-	7.0	-	7.0
Wholesale	5,180	5,549	45.1	28.7	39.1	26.1

Group (excluding loan to Protium)	11,621	11,900	49.3	48.9	44.8	44.0
Group	11,621	12,432	49.3	39.0	44.8	36.0

Protium

As at 31 December 2010, wholesale gross loans and advances included a £7,560m loan to Protium, against which an impairment of £532m was recognised. In April 2011, Barclays entered into several agreements to acquire all third party interests in Protium in order to help facilitate the Group's early exit from the underlying exposures. As a result, Protium is now consolidated by the Group and the loan is eliminated from the Group balance sheet.

In light of the effect of the Protium loan and related impairment allowance on CRLs and coverage ratios, the following commentary excludes the impact of the Protium loan to allow for a more meaningful analysis of other exposures and to facilitate comparison between periods.

1        Refer to page 64 for further information on Protium.

Credit Risk Loans

Credit Risk Loans fell 3% to £23,554m (2010: £24,322m).

·     Wholesale portfolios decreased 2% to £11,487m (2010: £11,751m). This was primarily due to falls in Barclays Corporate - UK, mainly driven by the high level of write-offs and balance reductions, and in Barclays Capital principally due to improving default grades and loan repayments. These factors were partially offset by higher balances in Barclays Corporate - Europe reflecting weak credit conditions in Portugal and Spain

·     Retail portfolios decreased 4% to £12,067m (2010: £12,571m), reflecting lower balances in most businesses resulting from improving credit conditions, focused risk management and customer repayments. The notable exception was Europe RBB reflecting higher delinquency rates in Portugal

Potential Problem Loans

PPL balances fell 12% to £2,385m (2010: £2,695m).

·     Wholesale portfolios decreased 11% to £1,763m (2010: £1,970m), primarily due to improved credit grading of a number of Barclays Capital customers. These were partially offset by higher balances in Barclays Corporate, most notably Europe and, in particular, Portugal, reflecting weak credit conditions, and Africa RBB, reflecting deteriorating credit grades

· Retail portfolios decreased 14% to £622m (2010: £725m) reflecting lower balances in early delinquency cycles across the majority of businesses

Coverage Ratios

The CRL and PCRL coverage ratios remained broadly unchanged at 49.3% (2010: 48.9%) and 44.8% (2010: 44.0%) respectively reflecting a modest increase in the ratio for wholesale and a modest decline in the ratio across the retail portfolios.

Wholesale Credit Risk

Wholesale Loans and Advances at Amortised Cost1

As at 30.06.11	Gross L&A	Impairment Allowance	L&A Net of Impairment	Credit Risk Loans	CRLs % of Gross L&A	Impairment Charges	Loan Loss Rates
	£m	£m	£m	£m	%	£m	bps
UK RBB	3,789	67	3,722	307	8.1	19	101
Africa RBB	13,218	338	12,880	1,046	7.9	48	73
Barclaycard2	520	7	513	7	1.3	13	504
Barclays Capital3,4	183,168	2,420	180,748	5,245	2.9	(51)	(6)
Barclays Corporate	66,715	2,285	64,430	4,549	6.8	578	175
Barclays Wealth	2,535	45	2,490	286	11.3	11	88
Head Office	1,377	18	1,359	47	3.4	(1)	(15)
Total	271,322	5,180	266,142	11,487	4.2	617	46

As at 31.12.10
UK RBB	3,889	77	3,812	345	8.9	80	206
Africa RBB	14,644	362	14,282	1,154	7.9	123	84
Barclaycard2	338	5	333	7	2.1	20	592
Barclays Capital3,4	152,711	3,036	149,675	5,370	3.5	642	42
Barclays Corporate	66,961	1,986	64,975	4,591	6.9	1,436	214
Barclays Wealth	2,884	66	2,818	218	7.6	27	94
Head Office	1,411	17	1,394	66	4.7	1	7
Total	242,838	5,549	237,289	11,751	4.8	2,329	96

Loans and advances to customers and banks in the wholesale portfolios increased 12% to £271,322m (31 December 2010: £242,838m), including a rise of 20% in Barclays Capital to £183,168m (31 December 2010: £152,711m). For more detail see analysis of Barclays Capital wholesale loans and advances on page 46.

The 10% decrease in balances to £13,218m (31 December 2010: £14,644m) in Africa RBB was primarily due to the depreciation in the value of the Rand against Sterling.

In the wholesale portfolios, the impairment charge against loans and advances fell 49% to £617m (30 June 2010: £1,208m) reflecting lower charges against credit market exposures in Barclays Capital including a £223m impairment release against the loan to Protium prior to consolidation, partially offset by charges relating to leveraged finance. Impairment charges also fell significantly in Barclays Corporate primarily in Spain despite depressed market conditions affecting some single name cases.

The significant improvement to the impairment charge against loans and advances in the first half of 2011 resulted in a fall in the annualised loan loss rate across the Group's wholesale portfolios for 2011 to 46bps (31 December 2010: 96bps).

The principal uncertainties relating to the performance of the wholesale portfolios in 2011 include the:

- Extent and sustainability of economic recovery particularly in the UK, US, Spain, Portugal and South Africa

- Potential for large single name losses and deterioration in specific sectors and geographies

- Impact of potentially deteriorating sovereign credit quality, particularly debt services and refinancing capability, across a number of Eurozone countries

- Potential impact of increasing inflation on economic growth and corporate profitability

- Possible deterioration in remaining credit market exposures, including commercial real estate and leveraged finance

1 Loans and advances to business customers in Europe RBB are included in the Retail Loans and Advances to customers at amortised cost table on page 47.

2 Barclaycard wholesale loans and advances represent corporate credit and charge cards.

3        Barclays Capital gross loans and advances includes cash collateral and settlement balances of £97,654m as at 30.06.11 and £56,486m as at 31.12.10. Excluding these balances CRLs as a proportion of gross loans and advances were 6.1% and 5.6% respectively. Barclays Capital credit risk loans as at 31.12.10 exclude the loan to Protium of £7,560m.

4       Barclays Capital credit risk loans exclude the loan to Protium held as at 31.12.10. Barclays Capital CRLs and CRLs % of Gross L&A as at 31.12.10 including the loan to Protium were £12,930m and 8.5% respectively.

Analysis of Barclays Capital Wholesale Loans and Advances at Amortised Cost

As at 30.06.11	Gross L&A	Impairment Allowance	L&A Net of Impairment	Credit Risk Loans1	CRLs % of Gross L&A1	Impairment Charges	Loan Loss Rates
	£m	£m	£m	£m	%	£m	bps
Loans and Advances to Banks
Cash collateral and settlement balances	33,977	-	33,977	-	0.0	-	-
Interbank lending	21,723	48	21,675	36	0.2	(4)	(4)
Loans and Advances to Customers
Cash collateral and settlement balances	63,677	-	63,677	-	0.0	-	-
Corporate lending	37,951	740	37,211	1,658	4.4	162	86
Government lending	2,889	-	2,889	-	0.0	-	-
ABS CDO Super Senior	3,339	1,500	1,839	3,339	100.0	9	54
Other wholesale lending	19,612	132	19,480	212	1.1	(218)	(224)
Total	183,168	2,420	180,748	5,245	2.9	(51)	(6)

As at 31.12.10
Loans and Advances to Banks
Cash collateral and settlement balances	14,058	-	14,058	-	0.0	-	-
Interbank lending	21,547	48	21,499	35	0.2	(18)	(8)
Loans and Advances to Customers
Cash collateral and settlement balances	42,428	-	42,428	-	0.0	-	-
Corporate Lending	41,891	798	41,093	1,483	3.5	285	68
Government Lending	2,940	-	2,940	-	0.0	-	-
ABS CDO Super Senior	3,537	1,545	1,992	3,537	100.0	(137)	(387)
Other wholesale lending	26,310	645	25,665	315	1.2	512	195
Total	152,711	3,036	149,675	5,370	3.5	642	42

Barclays Capital wholesale loans and advances increased 20% to £183,168m (31 December 2010: £152,711m). This was driven by an increase in settlement balances and cash collateral, offset by the consolidation of Protium, a reduction in corporate lending and the net depreciation in the value of other currencies relative to Sterling.

Included within corporate lending and other wholesale lending portfolios were £3,378m (31 December 2010: £3,787m) of loans backed by retail mortgage collateral classified within financial institutions.

Analysis of Barclays Corporate Wholesale Loans and Advances at Amortised Cost

As at 30.06.11	Gross L&A	Impairment Allowance	L&A Net of Impairment	Credit Risk Loans	CRLs % of Gross L&A	Impairment Charges	Loan Loss Rates
	£m	£m	£m	£m	%	£m	bps
Loans and Advances to Customers and Banks
United Kingdom	50,553	510	50,043	1,306	2.6	159	63
Europe	14,257	1,683	12,574	3,118	21.9	419	593
Rest of the World	1,905	92	1,813	125	6.6	-	-
Total	66,715	2,285	64,430	4,549	6.8	578	175

As at 31.12.10
Loans and Advances to Customers and Banks
United Kingdom	50,599	539	50,060	1,503	3.0	447	88
Europe	14,094	1,333	12,761	2,935	20.8	940	667
Rest of the World	2,268	114	2,154	153	6.7	49	216
Total	66,961	1,986	64,975	4,591	6.9	1,436	214

Barclays Corporate wholesale loans and advances net of impairment decreased 1% to £64,430m (31 December 2010: £64,975m). This represents a decrease in Rest of the World reflecting the reclassification of loans and advances in Barclays Bank Russia (now held for sale), alongside an increase in impairment allowances in Europe, principally Spain.

1	Barclays Capital Credit Risk Loans as at 31.12.10 exclude the loan to Protium - other wholesale lending CRLs and CRLs % of Gross L&A including the loan to Protium were £7,875m and 29.9% respectively.

Retail Credit Risk

Retail Loans and Advances at Amortised Cost

As at 30.06.11	Gross L&A	Impairment Allowance	L&A Net of Impairment	Credit Risk Loans	CRLs % of Gross L&A	Impairment Charges	Loan Loss Rates1
	£m	£m	£m	£m	%	£m	bps
UK RBB	116,060	1,640	114,420	3,170	2.7	256	44
Europe RBB2	46,969	792	46,177	1,842	3.9	116	50
Africa RBB	30,460	925	29,535	3,200	10.5	220	146
Barclaycard	30,626	2,805	27,821	3,295	10.8	635	418
Barclays Corporate3	1,562	205	1,357	214	13.7	22	284
Barclays Wealth	15,356	74	15,282	346	2.3	8	11
Total	241,033	6,441	234,592	12,067	5.0	1,257	105

As at 31.12.10
UK RBB	113,800	1,737	112,063	3,166	2.8	739	65
Europe RBB2	44,500	833	43,667	1,729	3.9	314	71
Africa RBB	32,499	1,002	31,497	3,367	10.4	439	135
Barclaycard	29,281	2,981	26,300	3,678	12.6	1,668	570
Barclays Corporate3	1,671	255	1,416	301	18.0	115	688
Barclays Wealth	13,584	75	13,509	330	2.4	21	15
Total	235,335	6,883	228,452	12,571	5.3	3,296	140

Gross loans and advances to customers in the retail portfolios increased 2% to £241,033m (31 December 2010: £235,335m).

- In UK RBB the increase of 2% to £116,060m (31 December 2010: £113,800m) primarily reflected steady growth in the UK Home Loans portfolio partially offset by UK overdrafts and unsecured loans which decreased by 6%

- Barclaycard loans and advances increased 5% to £30,626m (31 December 2010: £29,281m) primarily due to the acquisition of the Egg card assets in April 2011, partially offset by customer balance repayments in Barclaycard US

- Europe RBB loans and advances to customers increased 6% to £46,969m (31 December 2010: £44,500m) primarily due to growth in Italian Home Loans and the appreciation in the value of the Euro against Sterling, moderated by a slower rate of growth in Spain and Portugal reflecting the weak economic environment and tightening of credit criteria

- Africa RBB balances decreased 6% to £30,460m (31 December 2010: £32,499m) primarily due to the depreciation in the value of the Rand against Sterling

- In Barclays Wealth loans and advances increased 13% to £15,356m (31 December 2010: £13,584m) primarily due to growth in collateralised lending to High Net Worth individuals

The impairment charge against loans and advances fell 29% to £1,257m (30 June 2010: £1,773m) as a result of lower charges across all businesses. This reflected marginally better economic conditions in the first half of 2011, the continued low interest rate environment and sound credit management including an improved collections performance.

Impairment in UK RBB decreased 37% to £256m (30 June 2010: £405m) principally due to lower charges-offs and flows into collections in unsecured loans. The decrease of 28% to £635m (30 June 2010: £880m) in Barclaycard reflected positive underlying arrears and charge-off trends in the UK, US and South Africa card portfolios. Impairment in Africa RBB decreased 16% to £220m (30 June 2010: £263m) mainly due to improvement in South Africa Home Loans and Vehicle and Asset Finance.

Lower impairment charges coupled with higher loan balances resulted in a fall in the loan loss rate across the Group's Retail portfolios to 105bps (31 December 2010: 140bps).

1	The loan loss rates for 30.06.11 have been calculated on an annualised basis. The loan loss rates for 31.12.10 have been calculated on the twelve months ended 31.12.10.

2       Europe Retail and Business Banking includes loans and advances to business customers at amortised cost.

3	Barclays Corporate primarily includes retail portfolios in India, UAE and Russia. For 2011 retail portfolios in Russia have been classified as held for sale and so are not included in these balances.

The principal uncertainties relating to the performance of the Group's retail portfolios in 2011 include:

- The increase in unemployment due to fiscal tightening and other measures

- Sustainability of economic recovery particularly in the UK, US and South Africa

- Extent of austerity measures and the impact on the European economy

- Impact of rising inflation and the speed and extent of interest rate rises on affordability

- The possibility of any further falls in residential property prices in the UK, South Africa and Western Europe

In response to these uncertainties Barclays has taken a number of actions, including the tightening of credit criteria across a broad range of portfolios, to maintain a broadly stable risk profile.

Analysis of Retail Gross Loans & Advances to Customers

As at 30.06.11	Secured Home Loans	Credit Cards, Overdrafts and Unsecured Loans	Other Secured Retail Lending	Business Lending	Total Retail
	£m	£m	£m	£m	£m
UK RBB	103,930	7,881	-	4,249	116,060
Europe RBB	39,138	5,507	-	2,324	46,969
Africa RBB	23,057	3,156	3,717	530	30,460
Barclaycard	-	27,079	3,547	-	30,626
Barclays Corporate	403	833	299	27	1,562
Barclays Wealth	6,523	1,809	7,024	-	15,356
Total	173,051	46,265	14,587	7,130	241,033

As at 31.12.10	Secured Home Loans	Credit Cards, Overdrafts and Unsecured Loans	Other Secured Retail Lending	Business Lending	Total Retail
	£m	£m	£m	£m	£m
UK RBB	101,281	8,375	-	4,144	113,800
Europe RBB	36,509	5,670	-	2,321	44,500
Africa RBB	24,743	3,058	4,186	512	32,499
Barclaycard	-	25,472	3,809	-	29,281
Barclays Corporate	398	1,016	225	32	1,671
Barclays Wealth	5,915	2,108	5,561	-	13,584
Total	168,846	45,699	13,781	7,009	235,335

Home Loans

Total Home Loans to retail customers rose 2% to £173,051m (31 December 2010: £168,846m). Home Loans as a proportion of retail gross loans and advances remained unchanged at 72%.

The principal Home Loan portfolios listed below account for 93% of total Home Loans in the Group's retail portfolios.

Home Loans Principal Portfolios1

As at 30.06.11	Gross Loans and Advances	90 Day Arrears	Gross Charge-off Rates	Recoveries Proportion of Outstanding Balances	Recoveries Impairment Coverage Ratio
	£m	%	%	%	%
UK	103,930	0.3	0.4	0.7	5.2
South Africa	21,012	3.5	3.9	7.0	32.4
Spain	16,773	0.5	0.6	1.6	36.3
Italy	15,652	0.9	0.5	1.3	28.2
Portugal	4,070	0.6	1.1	1.8	13.6

As at 31.12.10
UK	101,281	0.3	0.5	0.7	8.6
South Africa	22,575	3.9	3.5	6.7	31.7
Spain	16,264	0.4	0.7	1.6	32.0
Italy	13,809	0.8	0.6	1.2	29.0
Portugal	3,713	0.4	0.7	1.5	12.6

Arrears rates were stable in the UK as balance growth and customer affordability continued to be supported by the low base rate environment.

Arrears rates for South Africa Home Loans were lower but gross charge-off rates increased as contracts in debt counselling were terminated and legal actions were commenced which resulted in an increase in the recoveries book.

Arrears rates in Europe remained broadly stable except for Portugal which was impacted by the continued weakness in the economy.

Loan to Value
As at 30.06.11	Average LTV on New Mortgages	New Mortgages Proportion Above 85% LTV	Portfolio Marked to Market LTV2	Portfolio Proportion Above 85% LTV2
	%	%	%	%
UK	53.1	0.4	43.0	9.1
South Africa	60.9	29.4	45.3	25.1
Spain3	61.6	1.2	58.4	13.3
Italy	59.3	-	46.1	2.0
Portugal	67.0	6.5	62.5	20.4

As at 31.12.10
UK	51.6	0.5	42.6	9.9
South Africa	61.0	29.8	45.0	27.4
Spain3	61.1	0.7	57.5	12.2
Italy	59.0	-	45.3	2.3
Portugal	65.0	12.2	63.9	24.7

1	Excluded from the above analysis are: Wealth Home Loans, which are managed on a more individual customer exposure basis, and other small Home Loans portfolios.

2	Portfolio marked to market based on the most current valuation and includes recoveries balances.

3	Spain marked to market methodology based on balance weighted approach as per Bank of Spain requirements.

A conservative risk profile continued to be maintained on the principal home loan portfolios, reflected in the moderate average LTV of the existing portfolio and the range of LTVs of new mortgage lending. The period end marked to market LTVs remained broadly unchanged compared to December 2010.

The increase in average LTV for new mortgage business in the UK was driven by an increase in risk profile which allowed for additional business to be written at higher LTVs; and Spain was driven by an increased proportion of new mortgages for house purchase rather than remortgage as the latter sector contracted. The increases remain within Group approved Mandate and Scale limits. In South Africa, the new mortgage proportion above 85% LTV remained steady and lending is primarily to customers with an existing banking relationship.

In the UK, buy to let mortgages comprised 6% of the total stock (31 December 2010: 6%).

Credit Cards, Overdrafts and Unsecured Loans

Total Credit Cards, Overdraft and Unsecured Loans rose 1% to £46,265m (31 December 2010: £45,699m). The growth was primarily due to increased lending in UK Cards and the acquisition of Egg consumer card assets in April 2011.

The principal portfolios listed below account for 79% of total Credit Cards, Overdraft and Unsecured Loans in the Group's retail portfolios.

Principal Portfolios As at 30.06.11	Gross Loans and Advances	30 Day Arrears	90 Day Arrears	Gross Charge-off Rates	Recoveries Proportion of Outstanding Balances	Recoveries Impairment Coverage Ratio
	£m	%	%	%	%	%
UK cards1	12,947	3.0	1.4	6.5	9.3	86.6
US cards	6,724	3.2	1.6	9.0	7.1	90.9
UK personal loans	6,223	4.1	2.1	7.0	18.6	81.8
Barclays Partner Finance	2,113	2.4	1.1	4.9	8.3	88.6
South Africa cards	2,064	5.4	3.0	5.8	8.3	77.6
Europe RBB cards	1,859	6.7	3.0	10.6	17.5	89.2
Italy salary advance loans2	1,722	2.6	1.2	5.9	5.6	9.4
South Africa personal loans	1,431	6.3	3.7	8.6	6.3	73.9
UK overdrafts	1,392	5.9	4.1	10.0	16.9	92.6

As at 31.12.10
UK cards	12,297	3.4	1.5	8.4	9.1	83.9
US cards	7,453	4.6	2.5	12.2	8.1	93.8
UK personal loans	6,496	4.7	2.6	7.9	18.5	82.5
Barclays Partner Finance	2,143	2.8	1.3	6.8	8.3	94.1
South Africa cards	2,113	6.6	4.1	7.2	8.7	80.4
Europe RBB cards	1,814	6.8	3.2	13.1	18.2	91.4
Italy salary advance loans2	1,609	2.9	1.0	7.3	5.0	7.5
South Africa personal loans	1,435	6.6	4.5	8.4	5.3	79.0
UK overdrafts	1,430	7.2	4.9	10.9	18.2	92.9

Arrears rates improved in the first half of 2011 for all the principal portfolios. 90 day arrears improved in UK Cards to 1.4% (31 December 2010: 1.5%) and US Cards to 1.6% (31 December 2010: 2.5%), reflecting better, although subdued economic conditions during the first half of 2011, the impact of customer loan repayments, particularly in US Cards; and strong risk discipline in Barclaycard.

1	UK Cards excludes Egg consumer card assets acquired in April 2011.

2
       The recoveries impairment coverage ratio for Italy Salary Advance Loans is lower than other unsecured portfolios as these loans are extended to customers where the repayment is made via a salary deduction at source by qualifying employers and Barclays is insured in the event of termination of employment or death. Recoveries represent balances where insurance claims are pending that we believe are largely recoverable, hence the lower coverage.

Other Secured Retail Lending

Total Other Secured Retail Lending rose 6% to £14,587m (31 December 2010: £13,781m). The increase was mainly due to growth in High Net Worth lending in Barclays Wealth.

The principal portfolios in Other Secured Retail Lending include investment leverage and liquidity financing in Barclays Wealth, UK Secured Lending (FirstPlus) in Barclaycard and South Africa Vehicle and Asset Finance. These account for 95% of total Other Secured Retail Lending in the Group's retail portfolios.

30 day arrears rates for UK Secured Lending (FirstPlus) rose to 6.3% (31 December 2010: 6.1%) as a result of balances amortising as this portfolio has been closed to new business since second half of 2008.

Arrears rates for South Africa Vehicle and Asset Finance improved partly due to the termination of debt counselling contracts into the recoveries book.

Business Lending

Business Lending primarily comprises the Local Business portfolio in UK RBB and the Small and Medium Enterprise portfolio in Europe RBB. Arrears rates in the first half of 2011 for Business Lending remained stable.

Retail Forbearance Programmes

Forbearance programmes assist personal customers in financial difficulty through agreements to accept less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements were initiated by the customer, the bank or a third party and also included approved debt counselling plans, minimum due reductions, interest rate concessions and switches from capital and interest repayments to interest-only payments.

When Barclays agrees to a forbearance programme with a customer, impairment is raised that recognises the agreement to receive less than the original contractual payment. The Group Retail Impairment Policy prescribes the methodology for impairment of forbearance assets, which is measured using a future discounted cash flow approach comparing the debt outstanding to the expected repayment on the debt. This results in higher impairment being held than for fully performing assets.

During the first half of 2011, Barclays continued to assist customers in financial difficulty through the use of forbearance programmes.

Forbearance Programmes on Principal Credit Cards, Overdrafts and Unsecured Loan Portfolios

	As at 30.06.11		As at 31.12.10
	Gross L&A in Forbearance Programmes	Impairment Coverage on Gross L&A in Forbearance Programmes	Gross L&A in Forbearance Programmes	Impairment Coverage on Gross L&A in Forbearance Programmes
	£m	%	£m	%
UK cards	867	40.1	875	35.1
UK personal loans	213	30.1	215	31.7
US cards	125	24.0	150	18.4

Loans in forbearance in the principal Credit Cards, Overdrafts and Unsecured Loans portfolios reduced 3% to £1,205m (31 December 2010: £1,240m). Impairment allowances against UK Cards forbearance increased to reflect the revised expectation on debt repayment. As a result, the impairment coverage ratio improved during 2011.

Home Loans subject to forbearance in UK, South Africa, Spain and Italy represented less than 1% of the total Home Loans balance. Due to the value of the security held against Home Loans in forbearance, the impairment allowance held against the principal home loan portfolio is significantly lower than those held against Credit Cards, Overdrafts and Unsecured Loans

Debt Securities and Other Bills

The following table presents an analysis of the credit quality of debt and similar securities, other than loans held within the Group. Securities rated as investment grade amounted to 91.5% of the portfolio (31 December 2010: 93.0%).

	As at 30.06.11		As at 31.12.10
	£m	%	£m	%
AAA to BBB- (investment grade)	206,870	91.5	186,793	93.0
BB+ to B	12,811	5.7	9,329	4.7
B- or lower	6,458	2.8	4,665	2.3
Total	226,139	100.0	200,787	100.0

Of Which Issued by:
- governments and other public bodies	132,404	58.6	107,922	53.7
- US agency	24,865	11.0	30,048	15.0
- mortgage and asset-backed securities	17,850	7.9	13,993	7.0
- corporate and other issuers	49,845	22.0	47,321	23.6
- bank and building society certificates of deposit	1,175	0.5	1,503	0.7
Total	226,139	100.0	200,787	100.0

Of Which Classified as:
- trading portfolio assets	147,785	65.4	139,240	69.3
- financial instruments designated at fair value	1,643	0.7	1,918	1.0
- available for sale securities	76,711	33.9	59,629	29.7
Total	226,139	100.0	200,787	100.0

Market Risk

Analysis of Barclays Capital's Market Risk Exposure

Barclays Capital's DVaR model is CAD II approved by the FSA to calculate regulatory capital for the trading book portfolio. The FSA categorises a DVaR model as green, amber or red depending on the number of days when a loss (as defined by the FSA) exceeds the corresponding DVaR estimate, measured at the 99% confidence level. A green model is consistent with a good working model. A green model status was maintained for Barclays Capital's trading book throughout the first half of 2011. Internally, DVaR is calculated for the trading book and certain banking books.

Market volatility was elevated at points during the first half of 2011 due to concerns over future economic growth and the sovereign debt crisis, although well below the extreme levels observed in 2008. In this environment, Barclays Capital's market risk exposure, as measured by average total DVaR, was £48m in the first half of 2011. This was slightly lower (2%) than the second half of 2010 and 16% lower than the first half of 2010, as a result of more cautious positioning reflecting the uncertain market conditions. The extreme observations from 2008 have fully rolled out of the two year DVaR historical data. Total DVaR as at 30 June 2011 was £50m (31 December 2010: £48m, 30 June 2010: £43m).

The three main risk factors affecting DVaR were credit spread, interest rate and equity. Relative to the second half of 2010, average DVaR for credit spread and interest rate decreased by £13m (28%) and £11m (33%) respectively, while DVaR for equity increased by £6m (40%).

As we enter the second half of 2011, the principal uncertainties which may impact Barclays market risk relate to volatility in interest rates, commodities, credit spreads, equity prices and foreign exchange rates. Price instability and higher volatility may arise as government policy targets renewed economic growth against a background of fiscal pressures, exogenous economic events and less accommodating monetary policy.

	Half Year Ended 30.06.11			Half Year Ended 31.12.10			Half Year Ended 30.06.10
DVaR (95%)	Daily Avg	High1	Low1	Daily Avg	High1	Low1	Daily Avg	High1	Low1
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate risk	22	47	11	33	50	22	32	49	21
Credit spread risk	33	49	25	46	61	30	50	62	40
Commodity risk	14	18	9	16	22	10	16	25	9
Equity risk	21	34	11	15	29	8	13	24	6
Foreign exchange risk	4	7	2	5	9	2	7	15	3
Diversification effect	(46)	na	na	(66)	na	na	(61)	na	na
Total DVaR	48	71	33	49	73	36	57	75	38

Expected shortfall2	60	97	43	67	100	47	89	147	52

3W3	104	176	67	119	176	72	170	311	90

Analysis of Trading Revenue4

The average daily trading revenue in the first half of 2011 was £50m. This is £3m (6%) more than recorded for the second half of 2010 (£47m), and £6m (11%) lower than for the first half of 2010 (£56m). There were 110 positive days, 12 negative days and one flat day in the first half of 2011 (second half of 2010: 115 positive, 12 negative, 2 flat. First half of 2010: 121 positive, 3 negative, zero flat).

1
       The high and low DVaR figures reported for each category did not necessarily occur on the same day as the high and low DVaR reported as a whole. Consequently a diversification effect amount for the high and low DVaR figures would not be meaningful and is therefore omitted from the above table.

2	The average of all one day hypothetical losses beyond the 95% confidence level DVaR.

3	The average of the three largest one day estimated losses.

4	Defined on page 102.

Liquidity Risk

Barclays has a comprehensive Liquidity Risk Management Framework (the Liquidity Framework) for managing the Group's liquidity risk. Stress tests applied under the Liquidity Framework consider a range of possible wholesale and retail factors leading to loss of financing (as described in the Annual Report).

These stressed scenarios are used to assess the appropriate level for the Group's liquidity pool, which comprises unencumbered assets and central bank deposits. Barclays regularly uses these assets to access secured funding markets, thereby testing the liquidity assumptions underlying pool composition. The Group does not presume the availability of central bank borrowing facilities to monetise the liquidity pool in any of the stress scenarios under the Liquidity Framework.

Liquidity Pool

The Group liquidity pool as at 30 June 2011 was £145bn gross (31 December 2010: £154bn). It comprised the following cash and unencumbered assets, of which £132bn are FSA eligible (31 December 2010: £140bn).

	Cash and Deposits with Central Banks	Government Guaranteed Bonds	Governments and Supranational Bonds	Other Available Liquidity	Total
	£bn	£bn	£bn	£bn	£bn
As at 30.06.11	85	1	48	11	145
As at 31.12.10	96	1	46	11	154

The Group maintains additional liquid assets to support ongoing business requirements such as payment services. The cost of the Group liquidity pool for the first half of 2011 was approximately £300m, which was lower than the run rate for the full year 2010 for which the total cost was approximately £900m. This cost has been allocated to clusters on the basis of projected stress outflows arising in each relevant business.

Liquidity Regulation

Since June 2010, the Group has reported its liquidity position against backstop Individual Liquidity Guidance (ILG) provided by the FSA. Calibration of the Group's Liquidity Framework anticipated final FSA rules and is therefore broadly consistent with current FSA standards.

The Group monitors compliance against anticipated Basel III metrics; the FSA is expected to bring its ILG metrics into line with the Basel Liquidity Coverage Ratio (LCR) over time.

Applying the expected Basel III metrics to the Group's liquidity position as at 30 June 2011, the relevant ratios were estimated at 86% of the LCR requirement and 96% of the Net Stable Funding Ratio requirement. The Group can reach 100% compliance with each of these metrics without the need to raise additional wholesale term funding.

Term Financing

The Group continues to attract deposits in unsecured money markets and to raise additional secured and unsecured term funding in a variety of markets. During H1 2011, the Group issued approximately £19bn of term funding, comprising:

-	£3.8bn equivalent of public benchmark senior unsecured medium term notes

-	£3.7bn equivalent of public covered bonds/ABS

-	£0.9bn equivalent of public subordinated debt

-	£7.2bn equivalent of senior unsecured structured notes

-	£2.9bn equivalent of privately placed senior unsecured medium term notes

The Group has £17bn of term debt (across the categories outlined above) maturing in the second half of 2011 and £23bn in 2012.

Term funding raised over the past 18 months has re-financed all wholesale term debt maturities for 2010 and 2011, funded strategic balance sheet growth (e.g. acquisition of Egg credit card assets) and further strengthened the Group's term liquidity position (the liquidity pool is sufficient to cover more than one year of wholesale maturities). The Group can therefore be selective in accessing public term funding markets through the remainder of 2011.

Funding Structure

Retail and Business Banking (excluding Absa), Barclays Corporate, Barclays Wealth and Head Office Functions are structured to be self-funded through customer deposits, Barclays equity and other long term funding. Barclays Capital and the Absa Group are primarily funded through the wholesale secured and unsecured funding markets.

The loan to deposit and long term funding ratio improved to 76% at 30 June 2011 (31 December 2010: 77%). The loan to deposit ratio also improved to 118% at 30 June 2011 (31 December 2010: 124%).

Retail and Business Banking, Barclays Corporate, Barclays Wealth and Head Office Functions

The retail, wealth and corporate businesses, together with Head Office functions, do not rely on short term wholesale funding. Rather, these businesses are funded through a combination of customer deposits and long term debt and equity.

In order to assess the funding requirement for these businesses, the balance sheet is modelled to reflect behavioural experience in both assets and liabilities. The maturity profile resulting from this behavioural modelling (excluding Absa) is set out below. As at 30 June 2011, behavioural modelling showed that expected repayments on assets are larger than the roll off of liabilities resulting in cash inflows for each of the first five years. Maturities of net liabilities are, therefore, behaviourally expected to occur after 5 years.

		Cash Inflow/(Outflow)
Behavioural Maturity Profile of Assets and Liabilities	Funding Surplus	Not More Than 1yr	Over 1yr but Not More Than 2yrs	Over 2yrs but Not More Than 3yrs	Over 3yrs but Not More Than 4yrs	Over 4yrs but Not More Than 5yrs	Over 5 yrs
	£bn	£bn	£bn	£bn	£bn	£bn	£bn
As at 30.06.11	75.8	21.1	25.1	32.1	12.8	2.7	(169.6)
As at 31.12.10	89.9	4.7	17.7	30.1	10.4	2.2	(155.0)

Included within the "Not More Than 1 yr" time bucket in the above analysis are £38bn of Group liquidity pool assets. These assets have a contractual maturity of greater than 1 year. However, they could be used to generate short-term cash flows, either through sale or secured funding and so the balance has been classified as generating cash inflows within 1 year.

Barclays Capital

Barclays Capital manages its liquidity to be primarily funded through wholesale markets, generating sufficient liquidity to ensure that potential cash outflows in a stressed environment are covered. Much of the short term funding is invested in highly liquid assets and central bank cash and therefore contributes towards the Group liquidity pool.

Barclays Capital undertakes secured funding in the repo markets based on liquidity characteristics. 78% (31 December 2010: 66%) of the inventory is funded on a secured basis. Limits are in place for each security asset class reflecting liquidity in the cash and financing markets for these assets. The percentage of secured funding using each asset class as collateral is set out below:

Secured Funding by Asset Class	Govt	Agency	MBS	ABS	Corporate	Equity	Other
	%	%	%	%	%	%	%
As at 30.06.11	60	8	10	3	9	8	2
As at 31.12.10	64	7	9	3	7	7	3

Unsecured wholesale funding for the Group (excluding Absa) is managed by Barclays Capital within specific term limits. Excluding short term deposits that are placed within the Group liquidity pool, the term of unsecured liabilities reduced marginally from at least 30 months at 31 December 2010 to at least 29 months at 30 June 2011.

Absa Group

Absa Group operates in a market with structural dependence on wholesale funding sources. This dependence is a function of the savings sector in South Africa, which has a higher concentration of cash in investment funds than in bank savings. This structural shortfall in the bank savings sector is transparent and carefully monitored.

Group Exposures to Selected Eurozone Countries

On 15 July 2011 the European Banking Authority (EBA) published the results of its assessment of the resilience of 90 European banks to a range of hypothetical external shocks. Barclays EBA-defined stressed Core Tier 1 capital (CT1) ratio was 7.3%, well above the 5% minimum level set by the EBA and Barclays remained profitable throughout the modelled stress period. The EBA methodology disallowed the capital value of Barclays holding in BlackRock; if allowed, Barclays stressed CT1 ratio would have been close to 8%. Barclays regularly conducts stress tests for internal purposes and for the UK FSA. The results consistently demonstrate that Barclays has capital in excess of all regulatory requirements.

As part of the EBA announcement, detailed disclosure was provided on sovereign and other exposure at default (EAD) as at 31 December 2010, based on a common EBA methodology and template. We set out below more detailed information on our balance sheet positions as at 30 June 2011 in Spain, Italy, Portugal, Ireland and Greece. This is broadly aligned to that set out in the EBA announcement but, for financial reporting purposes, is calculated by reference to accounting values at 30 June 2011, rather than the EAD methodology applied as at 31 December 2010 as per the EBA stress test.

The Group's exposure to the selected Eurozone countries reflects three categories:

-
Trading and derivatives balances relating to our investment banking activities, principally as market maker for government bond positions, where our exposure varies depending on client activity and the liquidity available in the market. These positions are held at fair value, with movements being taken through the profit and loss on a daily basis.

-
Investments in government bonds and other debt securities. These are principally investments that mature in less than two years and which are held for the purposes of interest rate hedging and liquidity requirements for our local banking businesses. The exposures are being managed down as instruments mature, with sovereign bonds held for interest rate hedging purposes being replaced with interest rate swaps. We monitor these bond positions closely and, if our risk view changes, then the positions can be sold down in the bond markets. They are reported on a fair value basis, with changes in fair value going through equity.

-	Loans and advances held at amortised cost1, principally reflecting our corporate and retail lending portfolios:

-    Retail lending portfolios predominantly reflect mortgages secured on residential property. Loans in these portfolios are, on average, between 45% and 65% of the current markedto market value of the underlying security, thereby allowing for potential declines in the housing sector in those countries before giving rise to a material recovery risk in the event of default.

-    Corporate lending portfolios largely reflect Barclays established corporate banking businesses in Spain, Italy and Portugal and investment banking services provided to multinational and large national corporate clients in the region. Well-established lending policies and credit management procedures are in place which have ensured that appropriate impairment allowances have been recorded as at 30 June 2011, reflecting the conditions relevant to each economy and for each corporate client.

In addition to the sovereign and other exposures noted above, there are further indirect risks arising from potential sovereign default, including potential losses suffered by banks and other financial institutions based outside of these countries. The Group has risk limits in place for individual counterparties, as it does for sovereign and country risk, and monitors changes in the risk profile for those counterparties on a regular basis to ensure that its exposures are appropriately managed and stay within the Group's risk appetite.

Basis of Preparation

The selected countries comprise those in the Eurozone that have a credit rating of AA or below, as reported by Standard & Poor's, and where the Group has an exposure of over £0.5bn. We have also provided disclosure on Greece as it is an area of particular market focus, where the Group's exposure is less than £0.5bn.

Sovereign exposures reflect exposures to central and local government2. Financial institution and corporate exposures reflect the country of operations of the immediate counterparty (including foreign subsidiaries and without reference to cross-border guarantees). Retail exposures reflect the country of residence of retail customers.

There have been no reclassifications of financial instruments to amortised cost during the period.

1 The Group also enters into reverse repurchase agreements and other similar secured lending, which are fully collateralised.

2       In addition the Group held cash with central banks in these countries totalling £0.6bn as at 30 June 2011. Other, immaterial balances with central banks are classified within loans to financial institutions.

We set out below more detailed information on our sovereign and other exposures by country. The tables present the maximum balance sheet exposure to credit risk by country, with the totals reflecting allowance for impairment, netting and cash collateral held where appropriate. Off balance sheet exposures comprise undrawn credit facilities that the Group provides to its corporate and retail customers, which are disclosed below under contingent liabilities and commitments. In addition, the Group enters into credit mitigation arrangements for risk management purposes (principally credit default swaps and total return swaps) for which the reference asset is government debt and which have the net effect of reducing the Group's sovereign exposure to these countries.

Spain

Fair Value through Profit and Loss

	Trading Portfolio			Derivatives				Designated as Fair Value Through P&L
As at 30.06.11	Trading Portfolio Assets	Trading Portfolio Liabilities	Net Trading Portfolio	Gross Assets	Gross Liabilities	Cash Collateral	Net Derivatives		Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign	2,731	(2,683)	48	89	(89)	-	-	-	48
Financial institutions	660	(318)	342	6,694	(6,483)	(211)	-	1	343
Corporate	221	(221)	-	657	(403)	-	254	86	340

Fair Value through Equity	Available for Sale
As at 30.06.11	Cost	AFS Reserve	Total
	£m	£m	£m
Sovereign	4,866	(153)	4,713
Financial institutions	597	(39)	558
Residential mortgages	-	-	-
Corporate	26	(1)	25
Other retail lending	-	-	-

Held at Amortised Cost	Loans and Advances
As at 30.06.11	Gross	Impairment Allowances	Total
	£m	£m	£m
Sovereign	39	-	39
Financial institutions	374	(4)	370
Residential mortgages	16,593	(90)	16,503
Corporate	6,607	(1,326)	5,281
Other retail lending	3,350	(180)	3,170

As at 30 June 2011, the Group's exposures to Spain included:

- Sovereign

- Largely AFS holdings in government bonds with the majority due to mature by December 2012

- No impairment and £153m cumulative loss held in the AFS reserve

- Financial institutions

- £901m held at fair value, predominantly debt securities held by Barclays Capital to support trading and market making activities

- £558m AFS assets with £39m cumulative loss held in the AFS reserve

- Residential mortgages

- Fully secured on residential property with average marked to market LTV of 58%, which is reflected in the CRL coverage of 26%

- 90 day arrears rates are stable and the annualised loan loss rate is below 2010 levels

- Corporate

- Lending to property and construction sectors of £2,510m which is largely secured on real estate collateral, with impairment allowance of £968m. CRL coverage of 47%

- £2,179m lending to corporates banked by Barclays Corporate, with £335m impairment providing 83% coverage on £404m CRLs

- Balances on early warning lists peaked in late 2010 and have remained stable during 2011. Portfolio kept under close review and impairment incurred as appropriate

-    Corporate impairment in Spain was at its highest level in H1 2010 when commercial property declines were reflected earlier in the cycle. The impairment charge has declined in each subsequent half year

- £518m Barclays Capital lending to multinational and large national corporates, which continues to perform

- Other retail lending

- £1,677m credit cards and unsecured loans. Early and late cycle arrear rates in credit cards and unsecured loans were stable and charge-off rates down as a result of improved collection processes

- £1,493m lending to small and medium enterprises (SME), largely secured against commercial property

- Contingent liabilities and commitments of £3,177m to corporate customers and £1,547m principally to undrawn facilities to SME and undrawn credit card lines

Italy

Fair Value through Profit and Loss

	Trading portfolio			Derivatives				Designated as Fair Value Through P&L
As at 30.06.11	Trading Portfolio Assets	Trading Portfolio Liabilities	Net Trading Portfolio	Gross Assets	Gross Liabilities	Cash Collateral1	Net Derivatives		Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign	7,726	(5,461)	2,265	804	(271)	(41)	492	-	2,757
Financial institutions	653	(42)	611	5,733	(5,131)	(540)	62	-	673
Corporate	223	(125)	98	523	(396)	(115)	12	2	112

Fair Value through Equity	Available for Sale Assets
As at 30.06.11	Cost	AFS Reserve	Total
	£m	£m	£m
Sovereign	2,733	(47)	2,686
Financial institutions	156	(3)	153
Residential mortgages	-	-	-
Corporate	16	1	17
Other retail lending	-	-	-

Held at Amortised Cost	Loans and Advances
As at 30.06.11	Gross	Impairment Allowances	Total
	£m	£m	£m
Sovereign	-	-	-
Financial institutions	23	(9)	14
Residential mortgages	15,567	(81)	15,486
Corporate	2,841	(127)	2,714
Other retail lending	2,654	(181)	2,473

1 The Group also held non-cash collateral held against derivative exposures to financial institutions in Italy of £62m.

As at 30 June 2011, the Group's exposures to Italy included:

- Sovereign

- Largely holdings in government bonds held at fair value

- £2,265m trading portfolio and £2,686m AFS assets with £47m cumulative loss held in the AFS reserve

- Financial institutions

- Predominantly investments in debt securities, including £611m trading portfolio and £153m AFS assets, held by Barclays Capital to support trading and market making activities

- Exposures focused on major domestic banks including debt securities and derivatives

- Residential mortgages

- Fully secured on residential property with average marked to market LTVs of 46%

- 90 day arrears rates and recoveries as a proportion of outstandings were stable in H1 2011

- The CRL coverage of 23% reflects the above

- Corporate

- Focused on large corporate clients with very limited exposure to property sector

- Balances on early warning lists broadly unchanged from December 2010

- Majority of exposures categorised as Strong or Satisfactory1

- CRL coverage of 69%, reflecting £184m CRLs and an impairment allowance of £127m

- Other retail lending

-    £1,712m Italian salary advance loans (repayment deducted at source by qualifying employers and Barclays is insured in the event of termination of employment or death). Improved arrears and charge-off rates on salary loans reflecting improved collections and claims performance

- £628m credit cards and other unsecured loans. Arrears and charge-off rates improving within the cards portfolio

- Contingent liabilities and commitments of £2,281m to corporate customers and £1,155m principally undrawn credit card lines

Portugal

Fair Value through Profit and Loss

	Trading portfolio			Derivatives				Designated as Fair Value Through P&L
As at 30.06.11	Trading Portfolio Assets	Trading Portfolio Liabilities	Net Trading Portfolio	Gross Assets	Gross Liabilities	Cash Collateral	Net Derivatives		Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign	298	(275)	23	378	(249)	-	129	-	152
Financial institutions	45	(15)	30	451	(386)	(65)	-	-	30
Corporate	39	(25)	14	166	(70)	-	96	-	110

1 On Barclays credit grading scale, loans categorised as Strong have a probability of default (PD) of 0% to 0.6% and loans categorised as Satisfactory have a PD of 0.6% to 11.35%.

Fair Value through Equity	Available for Sale Assets
As at 30.06.11	Cost	AFS reserve	Total
	£m	£m	£m
Sovereign	958	(166)	792
Financial institutions	3	-	3
Residential mortgages	-	-	-
Corporate	1,042	(9)	1,033
Other retail lending	-	-	-

Held at Amortised Cost	Loans and Advances
As at 30.06.11	Gross	Impairment Allowances	Total
	£m	£m	£m
Sovereign	26	-	26
Financial institutions	45	-	45
Residential mortgages	3,840	(12)	3,828
Corporate	2,887	(166)	2,721
Other retail lending	2,360	(217)	2,143

As at 30 June 2011, the Group's exposures to Portugal included:

- Sovereign

- Largely AFS government bonds with the majority due to mature by December 2012

- No impairment and £166m cumulative loss held in the AFS reserve

- Residential mortgages

- Fully secured on residential property with average marked to market LTVs of 63%

- CRL coverage of 12%

- Corporate

- Loans and advances of £2,721m, which includes exposures to the property and construction sectors of £651m secured, in part, on real estate collateral

-    Commercial paper of £1,033m maturing in less than 90 days issued by corporate customers reflecting local business practice usage in place of overdraft facilities. Held as AFS assets at fair value with no identified impairment

- Majority of loan exposures categorised as Strong or Satisfactory, the majority due to mature by December 2012

- CRL coverage of 42%, reflecting a total of £392m CRLs and an impairment allowance of £166m

- Other retail lending

- £1,277m credit cards and unsecured loans. Arrears rates in cards portfolio remained stable and recent vintage performance in personal loans portfolio steady or improving

- £756m of lending to small and medium enterprises, largely secured against commercial property

- CRL coverage of 86% and reflects the level of exposure to credit cards and unsecured loans

- Contingent liabilities and commitments of £1,409m to corporate customers and £1,492m principally undrawn facilities to SME and undrawn credit card lines

Ireland

Fair Value through Profit and Loss

	Trading Portfolio			Derivatives				Designated as Fair Value Through P&L
As at 30.06.11	Trading Portfolio Assets	Trading Portfolio Liabilities	Net Trading Portfolio	Gross Assets	Gross Liabilities	Cash Collateral	Net Derivatives		Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign	209	(61)	148	300	(130)	(170)	-	-	148
Financial institutions	1,703	(161)	1,542	3,128	(2,746)	(382)	-	49	1,591
Corporate	89	(18)	71	252	(89)	-	163	9	243

Fair Value through Equity	Available for Sale Assets
As at 30.06.11	Cost	AFS Reserve	Total
	£m	£m	£m
Sovereign	231	(48)	183
Financial institutions	280	(27)	253
Residential mortgages	-	-	-
Corporate	13	2	15
Other retail lending	-	-	-

Held at Amortised Cost	Loans and Advances
As at 30.06.11	Gross	Impairment Allowances	Total
	£m	£m	£m
Sovereign	-	-	-
Financial institutions	2,769	(147)	2,622
Residential mortgages	96	(9)	87
Corporate	1,075	(19)	1,056
Other retail lending	300	(4)	296

As at 30 June 2011, the Group's exposures to Ireland included:

- Sovereign

- All assets held at fair value

- £183m AFS with £48m cumulative loss held in the AFS reserve

- Financial institutions

- Exposure focused on financial institutions with investment grade credit ratings

- Exposure to Irish banks amounted to £221m

- £1.2bn of trading assets and £1.1bn of loans relate to issuers domiciled in Ireland whose principal business and exposures are outside of Ireland

- Corporate

- £1,056m loans and advances, including a significant portion to other multinational entities domiciled in Ireland whose principal businesses and exposures are outside of Ireland

- The portfolio continues to perform and has not been impacted materially by the decline in the property sector

- Other lending of £383m, including £87m secured on residential property

- Contingent liabilities and commitments of £1,587m to corporate customers

Greece

Fair Value through Profit and Loss

	Trading Portfolio			Derivatives				Designated as Fair Value Through P&L
As at 30.06.11	Trading Portfolio Assets	Trading Portfolio Liabilities	Net Trading Portfolio	Gross Assets	Gross Liabilities	Cash Collateral1	Net Derivatives		Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Sovereign	120	(65)	55	3	(3)	-	-	-	55
Financial institutions	4	-	4	426	(140)	(197)	89	-	93
Corporate	7	-	7	1	-	-	1	10	18

Fair Value through Equity	Available for Sale Assets
As at 30.06.11	Cost	AFS Reserve	Total
	£m	£m	£m
Sovereign	14	-	14
Financial institutions	-	-	-
Residential mortgages	-	-	-
Corporate	-	-	-
Other retail lending	-	-	-

Held at Amortised Cost	Loans and Advances
As at 30.06.11	Gross	Impairment Allowances	Total
	£m	£m	£m
Sovereign	-	-	-
Financial institutions	-	-	-
Residential mortgages	6	-	6
Corporate	139	-	139
Other retail lending	33	(11)	22

As at 30 June 2011, the Group's exposures to Greece included:

- Sovereign

- All assets held at fair value representing principally short term government securities held on behalf of clients

- £14m AFS with no cumulative loss held in the AFS reserve. These assets are held in connection with a customer insurance product

- No impairment required as a result of recent events, including the Private Sector Initiative to support Greece announced on 21 July 2011

- Corporate

- Lending of £139m is performing

- Other Retail Lending

- Retail lending predominately credit card balances

- Contingent liabilities and commitments of less than £50m

1 The Group also held non-cash collateral held against derivative exposures to financial institutions in Greece of £89m.

Barclays Capital Credit Market Exposures

Barclays Capital's credit market exposures primarily relate to commercial real estate, leveraged finance, and collateral previously underlying the loan to Protium. These exposures arose before the market dislocation in mid-2007. These include positions subject to fair value movements in the income statement and positions that are classified as loans and advances and as available for sale.

The balances, fair value and impairment movements to 30 June 2011 are set out by asset class below. Further analysis of Protium by asset class is disclosed on page 64.

Credit Market Exposures1

					Half Year Ended 30.06.11
Protium	As at 30.06.11	As at 31.12.10	As at 30.06.11	As at 31.12.10	Fair Value (Losses)/ Gains and Net Funding	Impairment (Charge)/ Release	Total (Losses)/ Gains
	$m	$m	£m	£m	£m	£m	£m
Collateral assets2	5,411	10,884	3,374	7,028	(78)	223	145

US Residential Mortgages
ABS CDO Super Senior	2,949	3,085	1,839	1,992	(22)	(9)	(31)
US sub-prime and Alt-A	775	1,025	483	662	(4)	37	33

Commercial Mortgages
Commercial real estate loans and properties	10,390	11,006	6,479	7,106	253	-	253
Commercial Mortgaged Backed Securities	96	184	60	119	-	-	-
Monoline protection on CMBS	10	18	6	12	33	-	33

Other Credit Market
Leveraged Finance3	7,019	7,636	4,377	4,930	26	(138)	(112)
SIVs, SIV -Lites and CDPCs	8	618	5	399	(2)	-	(2)
Monoline protection on CLO and other	2,000	2,541	1,247	1,641	3	-	3

Total	28,658	36,997	17,870	23,889	209	113	322

During the period ended 30 June 2011, credit market exposures decreased by £6,019m to £17,870m (31 December 2010: £23,889m). The decrease reflected net sales and paydowns and other movements of £5,948m and foreign exchange rate movements of £393m primarily relating to the depreciation of the US Dollar against Sterling, partially offset by fair value gains and impairment releases of £322m.

Net sales, paydowns and other movements of £5,948m included:

- £3,497m ($5,710m) relating to Protium, comprising £1,738m ($2,837m) sales, £959m ($1,565m) loan and interest repayments and £800m ($1,308m) paydowns and other movements. Of these proceeds £459m ($750m) was invested in Helix a fund managed by C12, an independent asset management firm

- £854m of commercial real estate loans and properties sales, including £318m ($529m) to Crexus Investment Corp

- £557m reduction in leveraged loans

- £366m reduction in SIV and SIV-Lites

- £339m reduction in US sub-prime, Alt-A and CMBS positions in addition to the Protium sales

- £335m reduction in the value of monoline protection on collateralised loan obligations

1 As the majority of exposure is held in US Dollars, the exposures above are shown in both US Dollars and Sterling.

2       Prior to 27 April 2011 when Protium was consolidated by the Group the exposure was a loan. This was carried at the amount equivalent to the fair value of the underlying collateral from 31 December 2010.

3 Includes undrawn commitments of £241m (31 December 2010: £264m).

Protium

On 16 September 2009, Barclays Capital sold assets of $12,285m, including $8,384m in credit market assets, to Protium Finance LP (Protium), a newly established fund. As part of the transaction, Barclays extended a $12,641m 10 year loan to Protium.

In April 2011, Barclays entered into several agreements to acquire all third party interests in Protium in order to help facilitate the Group's early exit from the underlying exposures. As a result, Protium is now consolidated by the Group with the loan to Protium being replaced by the underlying collateral assets in the Group's consolidated Balance Sheet.

The table below shows the movement of the Protium collateral assets since the inception of the loan.

		Acquisition Date				Acquisition Date
	As at 30.06.11	As at 27.04.11	As at 31.12.10	As at 16.09.09	As at 30.06.11	As at 27.04.11	As at 31.12.10	As at 16.09.09
	$m	$m	$m	$m	£m	£m	£m	£m
US sub-prime and Alt-A	2,142	4,406	4,402	4,477	1,335	2,665	2,710	2,716
Commercial mortgage-backed securities	2,400	3,092	3,257	1,897	1,497	1,870	2,103	1,151
Monoline protection	-	-	225	4,562	-	-	145	2,768
CLO and other assets	869	1,952	1,636	1,349	542	1,181	1,189	818
Total collateral	5,411	9,450	9,520	12,285	3,374	5,716	6,147	7,453

Cash and cash equivalents	-	231	1,364	250	-	140	881	152

Total assets	5,411	9,681	10,884	12,535	3,374	5,856	7,028	7,605

Loan to Protium	-	-	10,884	12,641	-	-	7,028	7,669

As part of this transaction, $750m was invested in Helix, an existing fund managed by C12. The investment represents 86% of the Helix fund, which has been consolidated by the Group. The fund's investments primarily comprise government and agency securities and, as such, Helix does not represent a credit market exposure. As at 30 June 2011, the fair value of Barclays investment in the fund was $749m.

Capital and Performance Management

Capital Resources	As at	As at	As at
	30.06.11	31.12.10	30.06.10
	£m	£m	£m
Ordinary shareholders' funds	51,572	50,858	49,591
Regulatory adjustments to reserves:
- Available for sale reserve - debt	171	340	(131)
- Cash flow hedging reserve	(104)	(152)	(757)
- Defined benefit pension scheme	139	99	406
- Adjustments for scope of regulatory consolidation	5	99	213
- Foreign exchange on RCIs and upper Tier 2 loan stock	162	209	(64)
- Adjustment for own credit	(690)	(621)	(953)
- Other adjustments	8	(40)	107
Equity non-controlling interests	2,875	2,923	2,540
Less: Intangible assets	(8,223)	(8,326)	(8,437)
Less: Net excess of expected loss over impairment at 50%	(419)	(168)	-
Less: Securitisation positions at 50%	(1,959)	(2,360)	(2,922)
Core Tier 1 capital	43,537	42,861	39,593

Preference shares	6,294	6,317	6,270
Reserve Capital Instruments	5,206	6,098	6,903
Tier 1 Notes1	1,017	1,046	1,069
Tax on the net excess of expected loss over impairment	(41)	(100)	-
Less: Material holdings in financial companies at 50%	(2,480)	(2,676)	(1,859)
Total qualifying Tier 1 capital	53,533	53,546	51,976

Revaluation reserves	29	29	25
Collectively assessed impairment allowances	2,517	2,409	2,491
Tier 2 non-controlling interests	552	572	592
Qualifying subordinated liabilities:
- Undated loan capital	1,637	1,648	1,588
- Dated loan capital	15,646	16,565	14,326
Less: Net excess of expected loss over impairment at 50%	(419)	(168)	-
Less: Securitisation positions at 50%	(1,959)	(2,360)	(2,922)
Less: Material holdings in financial companies at 50%	(2,480)	(2,676)	(1,859)
Total qualifying Tier 2 capital	15,523	16,019	14,241

Less: Other regulatory deductions	(2,320)	(2,250)	(1,007)

Total net capital resources	66,736	67,315	65,210

Risk weighted assets	395,150	398,031	395,025

Capital Ratios
Core Tier 1 ratio	11.0%	10.8%	10.0%
Tier 1 ratio	13.5%	13.5%	13.2%
Risk asset ratio	16.9%	16.9%	16.5%

Core Tier 1 capital increased by £0.7bn. Retained profit excluding the impact of PPI redress contributed to a 44bps increase in the Core Tier 1 ratio, more than sufficient to absorb the impact of the PPI provision and other movements.

Total qualifying Tier 1 capital remained broadly flat, as the redemption of £0.8bn of Reserve Capital Instruments was largely off-set by the increase in Core Tier 1.

Total net capital resources decreased by £0.6bn during the first half of 2011, reflecting the redemption and amortisation of £2.6bn of subordinated debt capital instruments (including the Reserve Capital Instruments), largely off-set by the increase in Core Tier 1 and £0.9bn of Tier 2 issuance.

1 Included in subordinated liabilities in the consolidated balance sheet.

Total Assets and Risk Weighted Assets by Business
	Total Assets by Business			Risk Weighted Assets by Business
	As at 30.06.11	As at 31.12.10	As at 30.06.10	As at 30.06.11	As at 31.12.10	As at 30.06.10
	£m	£m	£m	£m	£m	£m
UK RBB	123,745	121,590	119,251	34,216	35,274	35,586
Europe RBB	56,699	53,609	48,976	17,916	17,269	15,865
Africa RBB	57,123	60,264	54,846	35,424	38,401	30,879
Barclaycard	32,513	30,324	31,062	33,983	31,913	32,215
Barclays Capital	1,076,018	1,094,799	1,212,413	189,952	191,275	194,283
Barclays Corporate	85,073	85,735	86,906	69,291	70,796	72,724
Barclays Wealth	19,814	17,849	16,376	12,664	12,398	11,638
Investment Management	4,213	4,612	3,604	93	74	74
Head Office Functions and Other Operations	37,724	20,863	13,712	1,611	631	1,761
Total	1,492,922	1,489,645	1,587,146	395,150	398,031	395,025

Risk Weighted Assets by Risk	As at	As at	As at
	30.06.11	31.12.10	30.06.10
	£m	£m	£m
Credit risk	247,101	260,998	256,117
Counterparty risk:
- Internal model method	27,072	29,466	28,401
- Non-model method	14,009	14,397	17,001
Market risk:
- Modelled - VaR	10,692	9,209	14,085
- Modelled - IDRC and Non-VaR1	7,784	3,769	7,206
- Standardised	52,561	48,073	41,259
Operational risk	35,931	32,119	30,956
Total risk weighted assets	395,150	398,031	395,025

Risk weighted assets decreased to £395bn (31 December 2010: £398bn), largely as a result of foreign exchange movements. Excluding the effect of foreign exchange, risk weighted assetreductions from the sell down of legacy assets in Barclays Capital were offset by increases as a result of the Egg acquisition and regulatory methodology changes implemented through the period.

1 IDRC - Incremental Default Risk Charge.

Balance Sheet Leverage
	As at 30.06.11	As at 31.12.10	As at 30.06.10
	£m	£m	£m
Total assets	1,492,922	1,489,645	1,587,146
Counterparty netting	(304,097)	(340,467)	(420,107)
Collateral on derivatives	(33,394)	(37,289)	(41,033)
Net settlement balances and cash collateral1	(84,158)	(48,108)	(52,764)
Goodwill and intangible assets	(8,541)	(8,697)	(8,824)
Financial assets designated at fair value and associated cash balances - held in respect of linked liabilities to customers under investment contracts	(1,524)	(1,947)	(1,786)
Adjusted total tangible assets	1,061,208	1,053,137	1,062,632

Total qualifying Tier 1 capital	53,533	53,546	51,976

Adjusted gross leverage1	20	20	20
Ratio of total assets to shareholders' equity	24	24	26

Barclays continues to operate within limits and targets for balance sheet usage as part of its balance sheet management activities.

The adjusted gross leverage was 20x as at 30 June 2011 (31 December 2010: 20x). Total qualifying Tier 1 Capital has remained stable at £53.5bn (31 December 2010: £53.5bn) and adjusted total tangible assets has marginally increased by 1% £8.1bn. At month ends during 2011 the ratio moved in a range from 20x to 22x, with fluctuations arising as a result of normal trading activities, primarily due to changes in reverse repurchase trading and holdings of trading portfolio assets.

Adjusted total tangible assets include cash and balances at central banks of £86.9bn (31 December 2010: £97.6bn). Excluding these balances, the balance sheet leverage would be 18x (31 December 2010: 18x).

The ratio of total assets to total shareholders' equity was 24x as at 30 June 2011 (31 December 2010: 24x). The ratio moved within a month end range of 24x to 26x, driven by trading activity fluctuations noted above, as well as changes in gross interest rate derivatives and settlement balances.

The Basel Committee of Banking Supervisors (BCBS) issued final guidelines for "Basel III: a global regulatory framework for more resilient banks and banking systems" in December 2010. The guidelines include a proposed leverage metric, to be implemented by national supervisors in parallel run from 1 January 2013 (migrating to a Pillar 1 measure by 2018). Based on our interpretation of the current BCBS proposals the Group's Basel III leverage ratio as at 30 June 2011 would be within the proposed limit of 33x.

1        As at 31 December 2010 the Group amended the calculation of balance sheet leverage to reflect the deduction of cash collateral on derivative liability contracts. Applying this approach to 30 June 2010 would not affect the balance sheet leverage of 20x.

Returns and Equity by Business

Returns on average equity and average tangible equity by business are calculated using profit after tax and non-controlling interests for the period, divided by average allocated equity or tangible equity as appropriate. Average allocated equity has been calculated as 10% of average risk weighted assets for each business, adjusted for capital deductions, including goodwill and intangible assets. Average allocated tangible equity is calculated using the same method but excludes goodwill and intangible assets. Comparatives throughout this document have been revised to use 10% of average risk weighted assets (previously 9%) in the calculation of average equity and average tangible equity.

	Adjusted1			Statutory
	Half Year Ended	Half Year Ended	Half Year Ended	Half Year Ended	Half Year Ended	Half Year Ended
Return on Average Equity	30.06.11	31.12.10	30.06.10	30.06.11	31.12.10	30.06.10
	%	%	%	%	%	%
UK RBB	15	12	8	6	12	11
Europe RBB	(9)	(10)	8	(9)	(10)	10
Africa RBB	8	8	10	8	13	10
Barclaycard	16	16	9	(4)	16	9
Barclays Capital	15	13	14	16	10	19
Barclays Corporate	0	(3)	(11)	(2)	(3)	(11)
Barclays Wealth	10	8	10	10	8	10
Investment Management	26	8	5	(3)	8	5
Head Office Functions and Other Operations	nm	nm	nm	nm	nm	nm
Group	9.1	5.6	6.9	5.9	4.5	9.8

	Adjusted1			Statutory
Return on Average Tangible Equity	%	%	%	%	%	%
UK RBB	29	22	15	12	22	20
Europe RBB	(13)	(13)	11	(13)	(13)	13
Africa RBB2	15	14	18	15	18	18
Barclaycard	21	21	12	(5)	21	12
Barclays Capital	16	14	14	16	11	20
Barclays Corporate	0	(3)	(12)	(2)	(3)	(12)
Barclays Wealth	13	11	14	13	11	14
Investment Management	26	8	5	(3)	8	5
Head Office Functions and Other Operations	nm	nm	nm	nm	nm	nm
Group	10.9	6.8	8.4	7.1	5.5	12.0

	Average Equity			Average Tangible Equity
	£m	£m	£m	£m	£m	£m
UK RBB	6,847	6,909	7,010	3,588	3,653	3,742
Europe RBB	2,683	2,526	2,490	1,997	1,870	1,819
Africa RBB	2,902	2,852	2,673	1,029	983	820
Barclaycard	4,594	4,272	4,236	3,459	3,160	3,147
Barclays Capital	21,396	22,195	22,220	20,613	21,312	21,219
Barclays Corporate	7,227	7,846	8,233	6,949	7,311	7,658
Barclays Wealth	1,695	1,641	1,653	1,233	1,180	1,179
Investment Management	389	538	618	389	538	618
Head Office Functions and Other Operations 3	2,791	1,292	243	2,791	1,292	243
Group	50,524	50,071	49,376	42,048	41,299	40,445

1        Adjusted performance metrics exclude from profit after tax: the impact of own credit gain/(charge); the provision for PPI redress; (losses)/gains on acquisitions and disposals of subsidiaries, associates and joint ventures;
   and losses on disposal of strategic investments.
2       The return on Average tangible equity for Africa RBB has been calculated based on average tangible equity including amounts relating to Absa's non-controlling interests.
3        Includes risk weighted assets and capital deductions in Head Office Functions and Other Operations, plus the residual balance to average shareholders' equity and tangible equity.

Margins and Balances
	Half Year Ended	Half Year Ended	Half Year Ended
Analysis of Net Interest Income	30.06.11	31.12.10	30.06.10
	£m	£m	£m
Net interest income pre product structural hedge	4,730	4,696	4,342
Net interest income from product structural hedge1	711	615	788
Share of benefit of interest income on Group equity (including equity structural hedge)	252	611	321
Total Retail and Business Banking, Corporate and Wealth 2	5,693	5,922	5,451
Barclays Capital net interest income3	511	764	357
Other net interest income/(expense)	(15)	(132)	161
Group net interest income from continuing operations	6,189	6,554	5,969

The current low interest rate environment substantially reduces the margin generated on retail and corporate banking assets, liabilities and the Group's equity. This impact is mitigated, to an extent, by the Group's economic, rather than accounting, structural interest rate hedges, which are designed to minimise net interest margin volatility. Product structural hedges generated a gain of £711m (2010: £788m) converting short term interest margin volatility on product balances (such as non-interest bearing current accounts and managed rate deposits) into a more stable medium term rate. Hedges are built on a monthly basis to achieve a targeted maturity profile, referencing term rates, which protect against margin compression where short term interest rates are lower than historical averages.

During the first half of 2011, Barclays continued to extend the maturity profile of its liability product structural hedges. This increased expected revenue contribution for the year and reduced future earnings volatility. Based on the market curve as at the end of June 2011 and the on-going hedging strategy, fixed rate returns on liability structural hedges will continue to make a significant revenue contribution over the next 2 years. Therefore, to the extent that the current low floating rates persist, the net contribution from these hedges will remain significant. Any increases in short term interest rates will reduce the benefit from the hedges, but also provide capacity for enhanced product margins to offset this. The net contribution from these hedges is included in the net interest income of individual businesses.

Additionally, equity structural hedges are in place to manage the volatility in earnings on the Group's equity with the impact allocated to the businesses as part of the share of the interest income benefit on Group equity through net interest income. Equity structural hedges generated a gain of £599m in 2011 (2010: £626m). The Group also continued to extend the duration of these hedges through the first half of 2011.

Within the analysis of net interest income above, the amount described as Other relates to the cost of subordinated debt and net funding on non-customer assets and liabilities, together with the residual benefit of interest income on Group equity, held within Head Office Functions and Other Operations.

Net Interest Margin

The net interest margin for Retail and Business Banking, Corporate and Wealth of 1.97% (2010: 1.98%) set out below is the net interest income expressed as a percentage of the sum of average customer assets and liabilities. In this way the net interest margin incorporates the impact of the margin earned on customer liabilities and therefore the reduced spread generated on retail and corporate banking liabilities in recent periods.

Total Retail and Business Banking, Corporate and Wealth net interest income divided by their total average assets only results in an aggregate margin of 3.64% (2010: 3.58%).

1 Includes £429m (2010: £439m) allocated to UK RBB and £114m (2010: £134m) allocated to Barclays Corporate.

2 Total RBB net interest income was £4,369m (2010: £4,204m) and the RBB net interest margin was 2.28% (2010: 2.28%).

3 Including share of the interest income on Group equity which includes the equity structural hedge benefit.

	Half Year Ended	Half Year Ended	Half Year Ended
Net Interest Margin	30.06.11	31.12.10	30.06.10
	%	%	%
UK RBB	1.46	1.50	1.39
Europe RBB	1.18	1.16	1.15
Africa RBB	2.89	2.89	3.00
Barclaycard	9.39	9.91	9.62
Barclays Corporate	1.42	1.63	1.45
Barclays Wealth	1.22	1.29	1.16
Retail and Business Banking, Corporate and Wealth	1.97	2.08	1.98

Net interest income is derived from the interest rate earned on average assets or paid on average liabilities relative to 1 month Libor plus the liquidity premium (the internal funding rate), local equivalents for international businesses or the rate managed by the bank using derivatives.

The following asset and liability margins for Retail and Business Banking, Barclays Corporate and Barclays Wealth are provided as additional information on the underlying drivers of movements in interest margins.

Asset and Liability Margins and Customer Balances

	Margins			Average Customer Balances
	Half Year Ended	Half Year Ended	Half Year Ended	Half Year Ended	Half Year Ended	Half Year Ended
	30.06.11	31.12.10	30.06.10	30.06.11	31.12.10	30.06.10
	%	%	%	£m	£m	£m
UK RBB assets	1.21	1.25	1.17	116,977	114,901	112,505
UK RBB liabilities	1.68	1.53	1.61	107,007	105,485	103,516
Europe RBB assets	0.94	0.77	1.27	43,360	42,192	40,814
Europe RBB liabilities	0.96	1.07	0.49	18,029	16,794	17,740
Africa RBB assets	3.12	3.11	3.13	40,822	42,016	40,630
Africa RBB liabilities	2.42	2.44	2.47	30,077	28,322	27,131
Barclaycard assets	9.01	9.05	9.06	29,408	28,935	28,687
Barclays Corporate assets	1.43	1.48	1.41	68,081	67,484	70,948
Barclays Corporate liabilities	1.27	1.23	1.15	67,467	62,292	59,773
Barclays Wealth assets	0.77	0.85	0.78	16,849	15,114	13,790
Barclays Wealth liabilities	1.31	1.29	1.30	43,994	41,926	39,892
Total RBB, Corporate and Wealth assets	2.17	2.19	2.22	315,497	310,642	307,374
Total RBB, Corporate and Wealth liabilities	1.55	1.49	1.46	266,574	254,819	248,052

The Group's internal funds pricing mechanism prices intra-group funding and liquidity to appropriately give credit to businesses with net surplus liquidity and to charge those businesses in need of wholesale funding at Barclays internal funding rate, which is driven by prevailing market rates and includes a term premium. The objective is to price internal funding for assets and liabilities in line with the cost of alternative sources of funding, which ensures there is consistency between retail and wholesale sources.

Margins are also affected by hedging activity, which is executed to minimise the net interest margin volatility. As such, the hedges provide a more constant revenue stream on liabilities and a more constant cost of funding for fixed rate assets.

Statement of Directors' Responsibilities

The Directors confirm to the best of their knowledge that the condensed consolidated interim financial statements set out on pages 11 to 15 and 74 to 93 have been prepared in accordance with IAS 34, Interim Financial Reporting, as adopted by the European Union, and that the interim management report herein includes a fair review of the information required by Disclosure and Transparency Rules 4.2.7 and 4.2.8 namely:

- An indication of important events that have occurred during the six months ended 30 June 2011 and their impact on the condensed consolidated interim financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year

- Material related party transactions in the six months ended 30 June 2011 and any material changes in the related party transactions described in the last Annual Report

On behalf of the Board

Bob Diamond                                                                                                Chris Lucas

Chief Executive                                                                                                                                  Group Finance Director

Independent Auditors' Review Report to Barclays PLC

Introduction

We have been engaged by Barclays PLC to review the condensed consolidated interim financial statements in the interim results announcement for the six months ended 30 June 2011, which comprises the condensed consolidated income statement on page 11, condensed consolidated statement of comprehensive income on page 12, condensed consolidated balance sheet on page 13, condensed consolidated statement of changes in equity on pages 14 to 15, condensed consolidated cash flow statement on page 15 and related notes on pages 74 to 93. We have read the other information contained in the interim results announcement and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated interim financial statements.

Directors' Responsibilities

The interim results announcement is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim results announcement in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in the 'Accounting Policies' section, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed consolidated interim financial statements included in this interim results announcement have been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as adopted by the European Union.

Our Responsibility

Our responsibility is to express to the company a conclusion on the condensed consolidated interim financial statements in the interim results announcement based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of Review

We conducted our review in accordance with the International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements in the interim results announcement for the six months ended 30 June 2011 are not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

PricewaterhouseCoopers LLP
Chartered Accountants London,
United Kingdom
1 August 2011

1        The maintenance and integrity of the Barclays website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

2 Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Financial Statement Notes

Going Concern

The Group's business activities and financial position, the factors likely to affect its future development and performance, and its objectives and policies in managing the financial risks to which it is exposed and its capital are discussed in the Results by Business, Risk Management and Capital and Performance Management sections.

The Directors have assessed, in the light of current and anticipated economic conditions, the Group's ability to continue as a going concern.

The Directors confirm they are satisfied that the Group has adequate resources to continue in business for the foreseeable future. For this reason, they continue to adopt the going concern basis for preparing accounts.

Basis of Preparation

The Interim Results announcement does not comprise the Group's statutory accounts. The Group's statutory accounts, for the year ended 31 December 2010, on which the auditors issued an unmodified audit opinion, have been filed with the Registrar of Companies.

The Results Announcement has been prepared in accordance with IAS 34 Interim Financial Reporting, using the same accounting policies and methods of computation as those used in the 2010 Annual Report.

There have been no accounting developments since those disclosed in the 2010 Annual Report that we would expect to have a material impact on the Group's 2011 results.

1. Net Interest Income
	Half Year Ended	Half Year Ended	Half Year Ended
	30.06.11	31.12.10	30.06.10
	£m	£m	£m
Cash and balances with central banks	186	117	154
Available for sale investments	1,108	733	750
Loans and advances to banks	158	243	197
Loans and advances to customers	8,590	8,992	8,685
Other	154	122	42
Interest income	10,196	10,207	9,828

Deposits from banks	(145)	(123)	(247)
Customer accounts	(1,032)	(704)	(706)
Debt securities in issue	(1,813)	(1,780)	(1,852)
Subordinated liabilities	(903)	(909)	(869)
Other	(114)	(137)	(185)
Interest expense	(4,007)	(3,653)	(3,859)

Net interest income	6,189	6,554	5,969

2. Net Fee and Commission Income
	Half Year Ended	Half Year Ended	Half Year Ended
	30.06.11	31.12.10	30.06.10
	£m	£m	£m
Fee and commission income	5,167	5,230	5,138
Fee and commission expense	(748)	(553)	(944)
Net fee and commission income	4,419	4,677	4,194

3. Net Trading Income
	Half Year Ended	Half Year Ended	Half Year Ended
	30.06.11	31.12.10	30.06.10
	£m	£m	£m
Trading income	3,447	2,632	4,385
Gain on foreign exchange dealings	360	273	397
Own credit gain/(charge)	89	(460)	851
Net trading income	3,896	2,445	5,633

4. Net Investment Income
	Half Year Ended	Half Year Ended	Half Year Ended
	30.06.11	31.12.10	30.06.10
	£m	£m	£m
Net gain from disposal of available for sale assets	265	725	302
Dividend income	55	58	58
Net gain from financial instruments designated at fair value	131	177	97
Other net investment income/(loss)	143	(12)	72
Net investment income	594	948	529

5. Operating Expenses
	Half Year Ended	Half Year Ended	Half Year Ended
	30.06.11	31.12.10	30.06.10
	£m	£m	£m
Staff costs	6,110	6,104	5,812
Administration and general expenses	3,124	3,309	3,276
Depreciation of property, plant and equipment	351	382	408
Amortisation of intangible assets	197	213	224
Goodwill impairment	47	243	-
Operating expenses excluding provision for PPI redress	9,829	10,251	9,720
Provision for PPI redress	1,000	-	-
Operating expenses	10,829	10,251	9,720

Operating expenses, excluding the provision for PPI redress, increased 1% to £9,829m (2010: £9,720m), reflecting increased defined benefit post retirement charges and restructuring charges within staff costs and goodwill impairment, offset by a decline in administration and general expenses. Further information on the PPI provision is included on page 84.

	Half Year Ended	Half Year Ended	Half Year Ended
Staff Costs	30.06.11	31.12.10	30.06.10
	£m	£m	£m
Salaries	3,164	3,173	2,979
Variable cash awards	1,326	1,127	1,530
Share based payments	389	449	411
Social security costs	400	344	375
Bank payroll tax	38	45	51
Post retirement benefits	347	399	129
- defined contribution plans	154	149	148
- defined benefit plans	186	240	(27)
- other post retirement benefits	7	10	8
Other	446	567	337
Staff costs	6,110	6,104	5,812

Of which:
Charge relating to deferred incentive awards and long term incentive plans	607	505	680

Performance awards continue to be recognised in staff costs on an accruals basis over the period in which the employees provide the related services. The payment of awards under deferred incentive awards and long term incentive plans is dependent on employees meeting certain service and performance conditions and, in the case of certain schemes, the performance of the Group. The charge for such awards is recognised over the period from the date of award up to the date an employee becomes unconditionally entitled to the award.

Amounts awarded under deferred incentive awards and long term incentive plans that will be expensed if the relevant conditions are met, typically over a three year period, amounted to £1,610m as at 30 June 2011 (31 December 2010: £917m). The increase from 31 December 2010 reflects the annual compensation awards communicated to employees in the first quarter of 2011, offset by the recognition of charges for the first half of 2011.

The defined benefit post retirement charge increased by £213m reflecting the non-recurrence of a £241m credit resulting from amendments to the treatment of minimum defined benefits and a £54m credit relating to the Group's recognition of a surplus in Absa recognised in 2010.

Other staff costs increased by £109m which primarily related to Retail and Business Banking restructuring activities.

	Half Year Ended	Half Year Ended	Half Year Ended
Number of Employees (Full Time Equivalent)1	30.06.11	31.12.10	30.06.10
UK RBB	34,200	34,700	33,200
Europe RBB	9,300	9,400	9,300
Africa RBB	47,100	47,600	47,700
Barclaycard	10,400	9,900	10,400
Barclays Capital	24,100	24,800	25,500
Barclays Corporate	11,600	11,900	11,900
Barclays Wealth	7,900	7,700	7,400
Head Office Functions and Other Operations	1,500	1,500	1,400
Total Group permanent and fixed term contract staff worldwide	146,100	147,500	146,800

Of which:
UK	56,900	58,100	56,800
International	89,200	89,400	90,000
	146,100	147,500	146,800

Staff numbers in Retail and Business Banking have decreased by 600 to 101,000 (31 December 2010: 101,600) largely due to restructuring activities in UK, Europe and Africa, offset by increases in Barclaycard of 500 mostly relating to acquisitions during the period. Barclays Capital and Barclays Corporate reduced by 700 and 300 FTEs respectively since 31 December 2010 primarily due to restructuring activities. Barclays Wealth FTEs increased 200 to 7,900 reflecting strategic investment.

	Half Year Ended	Half Year Ended	Half Year Ended
Administration and General Expenses	30.06.11	31.12.10	30.06.10
	£m	£m	£m
Property and equipment	907	913	900
Outsourcing and professional services	898	895	810
Operating lease rentals	324	321	316
Marketing, advertising and sponsorship	262	371	260
Subscriptions, publications, stationery and communications	376	376	374
Travel and accommodation	160	198	160
Other administration and general expenses	191	193	373
Impairment of property, equipment and intangible assets	6	42	83
Administration and general expenses	3,124	3,309	3,276

Administration and general expenses decreased 5% to £3,124m (2010: £3,276m). The increase in outsourcing and professional services costs reflect acquisition costs in Barclaycard, restructuring charges in RBB Europe and increased regulatory costs. These cost increases have been more than offset by reduced costs within Barclays Corporate and Barclays Capital reflecting the benefits of restructuring during 2010 and the non-recurrence of the one-off settlement in resolution of the investigation into Barclays compliance with US Economic Sanctions that also occurred in 2010.

UK legislation was enacted in July 2011 to introduce an annual bank levy, which will apply to elements of the Group's consolidated liabilities and equity held as at the year end. In accordance with IFRS, the levy is not recognised in the 2011 interim results. Further detail is provided in Note 8.

Goodwill Impairment

The impairment of goodwill in 2011 reflects the write-off of the residual FirstPlus goodwill, totalling £47m due to continued run-off of the loan portfolio and the impact of PPI redress. The goodwill relating to Barclays Bank Russia of £243m was impaired in the period ended December 2010 as our activities there were refocused.

1 Excludes 1,700 employees (31 December 2010: 2,400; 30 June 2010: 2,400), of consolidated entities engaged in activities that are not closely related to our principal businesses.

6.           (Loss)/Profit on Disposal of Subsidiaries, Associates and Joint Ventures

On 15 February 2011, Barclays announced its intention to sell Barclays Bank Russia (BBR) as part of refocusing its Russian activities and commenced plans to dispose of the business. As at 30 June 2011, BBR has been classified as held for sale. A loss of £64m has been recognised in the income statement under loss on disposal of subsidiaries, associates and joint ventures, which has been estimated based on the range of offers received from potential buyers. On completion of the disposal, it is anticipated that accumulated foreign exchange losses of approximately £23m, previously recognised directly in equity, will be recycled through income.

7.            Acquisitions

In April 2011, Barclays acquired the third party investments in Protium for their carrying value of £163m ($270m) and restructured the related management arrangements. This resulted in the general partner interest being acquired by Barclays for a nominal consideration and the remaining interest in Protium held by C12, Protium's investment manager, redeemed for consideration of £50m ($83m) (in accordance with the performance fees that would have been due under the original agreement, based on investment performance to date). Barclays is now the sole owner and controlling party of Protium, which is consolidated by the Group. There was no gain or loss and no goodwill arising as the impairment on the loan was already calculated by reference to Protium's net asset value of £5,856m ($9,681m).

As part of this transaction, $750m of proceeds from a partial redemption of the loan to Protium was invested into Helix, an existing fund managed by C12. This represents a majority interest in the fund, which has also been consolidated by the Group.

In June 2011, ABSA acquired an interest in, ABSA Property Equity Fund for a total consideration of £19m.

Fair Value
Assets	£m
Trading portfolio assets	4,757
Financial assets designated at fair value	1,004
Derivative financial instruments	5
Loans and advances to banks	472
Reverse repurchase agreements	29
Other assets	46
Total assets	6,313

Liabilities
Deposits from banks	1
Trading portfolio liabilities	93
Financial liabilities designated at fair value	76
Derivative financial instruments	23
Repurchase agreements	24
Other liabilities	51
Total liabilities	268

Net assets acquired	6,045

Group share of assets acquired	6,038

Consideration:
- cash	182
- loan	5,856
Total	6,038

The pre-acquisition carrying amount of the acquired assets and liabilities, stated in accordance with the Group's accounting policies, was equal to their fair value on acquisition. There was no gain or loss and no goodwill arising on acquisition.

The Group's exposure to Protium prior to acquisition represented a loan. Subsequent to acquisition the underlying assets held by Protium were consolidated by the Group and have been integrated into the corresponding business lines.

The impact of Protium and related underlying assets on the Group's results for the first half of 2011 reflected a loss of £79m (comprising interest on the loan prior to acquisition and subsequent fair value movements in the underlying assets less funding costs) and an impairment release on the loan recognised prior to acquisition of £223m resulting in contribution to Group profit before tax of £144m.

Since the date of acquisition, Protium assets have contributed a net loss of £115m to income and profit before tax.

The Group's results would not have been materially different had the acquisitions occurred on 1 January 2011.

During the first half of 2011, Barclays acquired Egg's UK credit card assets, comprising approximately £2.3bn of gross receivables, and MBNA Europe Bank Limited's Small Business cards portfolio in the UK, comprising approximately £130m of outstanding balances. These acquisitions were asset purchases and therefore, have not been included in the table above.

8.           Tax

The tax charge for the first half of 2011 was £661m (2010: £1,026m) representing a tax rate of 25.0% (2010: 26.0%). The effective tax rate for both periods differs from the UK tax rate of 26.5% (2010: 28.0%) because of non taxable gains and income, different rates that are applied to profits outside of the UK, disallowable expenditure, and in 2011, the impact of recognising deferred tax assets that were previously unrecognised.

	Assets			Liabilities
Current and Deferred Tax Assets and Liabilities	30.06.11	31.12.10	30.06.10	30.06.11	31.12.10	30.06.10
	£m	£m	£m	£m	£m	£m
Current tax	265	196	307	(487)	(646)	(1,039)
Deferred tax	2,742	2,517	1,880	(613)	(514)	(452)
Total	3,007	2,713	2,187	(1,100)	(1,160)	(1,491)

UK legislation was enacted in July 2011 to introduce an annual bank levy, which will apply to elements of the Group's consolidated liabilities and equity held as at the year end. In accordance with IFRS, the levy is not recognised in the 2011 interim results, as it relates to a charge on the year end balance sheet. The IFRS Interpretations Committee is considering the timing of the recognition of the levy going forward. It is estimated that the levy will result in a charge to the annual income statement of £350m - £400m, depending on the year end balance sheet position. The presentation of the levy within the income statement will be reviewed during the second half of the year.

9. Non-controlling Interests

	Profit Attributable to Non-controlling Interest			Equity Attributable to Non-controlling Interest
	Half Year Ended	Half Year Ended	Half Year Ended	Half Year Ended	Half Year Ended	Half Year Ended
	30.06.11	31.12.10	30.06.10	30.06.11	31.12.10	30.06.10
	£m	£m	£m	£m	£m	£m
Barclays Bank PLC Issued:
- Preference shares	231	236	242	5,948	5,933	5,945
- Reserve Capital Instruments	34	55	58	529	1,418	1,935
- Upper Tier 2 instruments	1	2	1	586	586	586
Absa Group Limited	197	184	178	3,110	3,208	2,779
Other non-controlling interests	22	18	11	244	259	237
	485	495	490	10,417	11,404	11,482

The £98m decrease in Absa Group Limited equity non-controlling interest to £3,110m (31 December 2010: £3,208m) is principally due to £176m downward foreign exchange and £40m cash flow hedging reserve movements, offset by retained profits of £124m.

The £889m reduction in Reserve Capital Instruments equity to £529m (31 December 2010: £1,418m) is due to the redemption, at the Group's option, of instruments with a nominal value of $1.25bn during June 2011.

10. Earnings Per Share
	Half Year Ended	Half Year Ended	Half Year Ended
	30.06.11	31.12.10	30.06.10
	£m	£m	£m
Profit attributable to equity holders of the parent	1,498	1,133	2,431
Dilutive impact of convertible options	(2)	(8)	(2)
Profit attributable to equity holders of the parent including dilutive impact of convertible options	1,496	1,125	2,429

Basic weighted average number of shares in issue	11,938m	11,926m	11,625m
Number of potential ordinary shares	651m	858m	715m
Diluted weighted average number of shares	12,589m	12,784m	12,340m

Basic earnings per ordinary share	12.5p	9.5p	20.9p
Diluted earnings per ordinary share	11.9p	8.8p	19.7p

The calculation of basic earnings per share is based on the profit attributable to equity holders of the parent and the number of basic weighted average number of shares (excluding own shares held in employee benefit trusts or for trading).

When calculating the diluted earnings per share, the weighted average number of shares in issue is adjusted for the effects of all dilutive potential ordinary shares held in respect of Barclays PLC, totalling 651m (2010: 715m) shares. The decrease in the number of potential ordinary shares is primarily driven by the exercise of warrants in 2010 partially offset by the net impact of new employee share awards less those that have vested.

11.         Dividends on Ordinary Shares

As previously announced, it is the Group's policy to declare and pay dividends on a quarterly basis. An interim cash dividend for the first quarter of 2011 of 1p per share was paid on 10 June 2011. The Board has decided to pay on 9 September 2011, the second quarterly dividend for the year ending 31 December 2011 of 1p per ordinary share for shares registered in the books of the Company at the close of business on 12 August 2011, making a total for the first half of 2011 of 2p (2010: 2p).

	Half Year Ended 30.06.11		Half Year Ended 31.12.10		Half Year Ended 30.06.10
Dividends Paid During the period	Per Share	Total	Per Share	Total	Per Share	Total
	Pence	£m	Pence	£m	Pence	£m
Final dividend paid during period	2.5	298	-	-	1.5	176
Interim dividends paid during period	1.0	121	2.0	237	1.0	118

For qualifying US and Canadian resident ADR holders, the second quarterly dividend of 1p per ordinary share becomes 4p per ADS (representing four shares). The ADR depositary will post the interim dividend on 9 September 2011 to ADR holders on the record at close of business on 12 August 2011.

12. Derivative Financial Instruments
	Contract Notional Amount	Fair Value
As at 30.06.11		Assets	Liabilities
	£m	£m	£m
Foreign exchange derivatives	3,965,712	54,186	(57,176)
Interest rate derivatives	37,739,893	238,645	(220,854)
Credit derivatives	2,085,191	45,883	(44,169)
Equity and stock index and commodity derivatives	1,268,250	39,090	(41,907)
Derivative assets/(liabilities) held for trading	45,059,046	377,804	(364,106)

Derivatives in Hedge Accounting Relationships
Derivatives designated as cash flow hedges	164,846	891	(848)
Derivatives designated as fair value hedges	98,245	1,077	(1,116)
Derivatives designated as hedges of net investments	15,405	82	(466)
Derivative assets/(liabilities) designated in hedge accounting relationships	278,496	2,050	(2,430)

Total recognised derivative assets/(liabilities)	45,337,542	379,854	(366,536)

As at 31.12.10
Foreign exchange derivatives	3,513,911	60,420	(62,141)
Interest rate derivatives	41,764,637	270,730	(251,941)
Credit derivatives	1,952,475	47,017	(45,044)
Equity and stock index and commodity derivatives	1,286,181	40,419	(44,037)
Derivative assets/(liabilities) held for trading	48,517,204	418,586	(403,163)

Derivatives in Hedge Accounting Relationships
Derivatives designated as cash flow hedges	149,763	760	(925)
Derivatives designated as fair value hedges	83,968	924	(1,012)
Derivatives designated as hedges of net investments	6,622	49	(416)
Derivative assets/(liabilities) designated in hedge accounting relationships	240,353	1,733	(2,353)

Total recognised derivative assets/(liabilities)	48,757,557	420,319	(405,516)

As at 30.06.10
Foreign exchange derivatives	3,612,023	65,646	(69,623)
Interest rate derivatives	35,880,532	332,080	(310,963)
Credit derivatives	1,987,271	58,179	(54,883)
Equity and stock index and commodity derivatives	1,233,593	47,724	(49,160)
Derivative assets/(liabilities) held for trading	42,713,419	503,629	(484,629)

Derivatives in Hedge Accounting Relationships
Derivatives designated as cash flow hedges	129,183	746	(594)
Derivatives designated as fair value hedges	56,144	755	(662)
Derivatives designated as hedges of net investments	5,632	80	(376)
Derivative assets/(liabilities) designated in hedge accounting relationships	190,959	1,581	(1,632)

Total recognised derivative assets/(liabilities)	42,904,378	505,210	(486,261)

Gross derivative assets decreased by 10% to £379.9bn (31 December 2010: £420.3bn) reflecting increases in the major forward curves, the net depreciation in the value of other currencies relative to Sterling and optimisation initiatives.

Derivative asset exposures would be £337.5bn (31 December 2010: £377.8bn) lower than reported under IFRS if netting were permitted for assets and liabilities with the same counterparty or for which we hold cash collateral. Derivative liabilities would be £323.4bn (31 December 2010: £361.5bn) lower reflecting counterparty netting and collateral placed.

13.         Financial Instruments Held at Fair Value

The table below shows the financial assets and liabilities that are recognised and measured at fair value analysed by level within the fair value hierarchy.

	Valuations Based on
	Quoted Market Prices	Observable Inputs	Significant Unobservable Inputs
30.06.11	(Level 1)	(Level 2)	(Level 3)	Total
	£m	£m	£m	£m
Trading portfolio assets	53,259	117,703	10,837	181,799
Financial assets designated at fair value	5,875	22,304	10,943	39,122
Derivative financial assets	3,001	368,690	8,163	379,854
Available for sale assets	44,945	34,139	2,753	81,837
Total Assets	107,080	542,836	32,696	682,612

Trading portfolio liabilities	(36,919)	(40,282)	(7)	(77,208)
Financial liabilities designated at fair value	(100)	(88,862)	(3,511)	(92,473)
Derivative financial liabilities	(2,424)	(358,930)	(5,182)	(366,536)
Total Liabilities	(39,443)	(488,074)	(8,700)	(536,217)

31.12.10
Trading portfolio assets	48,466	114,660	5,741	168,867
Financial assets designated at fair value	5,406	25,175	10,904	41,485
Derivative financial assets	3,023	408,214	9,082	420,319
Available for sale assets	25,619	36,201	3,290	65,110
Total Assets	82,514	584,250	29,017	695,781

Trading portfolio liabilities	(30,247)	(42,345)	(101)	(72,693)
Financial liabilities designated at fair value	(4)	(94,088)	(3,637)	(97,729)
Derivative financial liabilities	(2,567)	(396,695)	(6,254)	(405,516)
Total Liabilities	(32,818)	(533,128)	(9,992)	(575,938)

30.06.10
Trading portfolio assets	51,815	108,779	6,435	167,029
Financial assets designated at fair value	5,419	26,787	10,558	42,764
Derivative financial assets	4,146	489,965	11,099	505,210
Available for sale assets	21,453	27,869	3,352	52,674
Total Assets	82,833	653,400	31,444	767,677

Trading portfolio liabilities	(32,463)	(39,264)	(25)	(71,752)
Financial liabilities designated at fair value	(644)	(84,217)	(4,154)	(89,015)
Derivative financial liabilities	(3,351)	(474,916)	(7,994)	(486,261)
Total Liabilities	(36,458)	(598,397)	(12,173)	(647,028)

Transfers between Level 1 and Level 2 primarily comprised government bonds that had less observable market prices.

The significant movements in the level 3 positions during the period ended 30 June 2011 were:

- Purchases of £7.5bn primarily comprising £5.1bn of assets relating to the acquisition of Protium, £1.3bn of other non-asset backed debt instruments, £0.3bn of asset backed products and £0.1bn of equity derivative products

- Sales of £5.1bn, including the sale of £1.7bn Protium assets post consolidation, the sale of £1.4bn of non-asset backed debt instruments, £0.9bn of asset backed products and £0.8bn of legacy commercial real estate loans

- Net Transfers in to Level 3 of £3.5bn primarily comprising transfers in of £1.8bn inflation linked bond positions, £1.3bn of other non-asset backed debt instruments and £0.6bn of derivative positions that have become less observable, offset £0.4bn of Available for sale positions due to factors making them more observable

Level 3 movements affecting the Income Statement and Reserves were as follows:

- Net losses recognised in income of £0.3bn representing losses in derivative financial instruments partially offset by gains in financial liabilities at fair value

- Net gains recognised in other comprehensive income of £27m as a result of fair value movements in available for sale positions

Unrecognised gains as a result of the use of valuation models using unobservable inputs

The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, was as follows:

	Half Year Ended	Half Year Ended	Half Year Ended
	30.06.11	31.12.10	30.06.10
	£m	£m	£m
Opening balance	137	109	99
Additions	25	38	18
Amortisation and releases	(16)	(10)	(8)
Closing balance	146	137	109

As part of our risk management processes, we apply stress tests on the significant unobservable parameters to generate a range of potentially possible alternative valuations. The results of the most recent stress test showed a potential to increase the fair values by up to £1.4bn (31December 2010: £1.7bn) or to decrease the fair values by up to £1.6bn (31 December 2010: £1.8bn) with substantially all the potential effect being recorded in profit or loss rather than equity. It is not possible to reliably stress the £1.9bn receivable included within level 3 assets arising from the Lehman acquisition as its value is dependent on the outcome of the legal proceedings. Further detail is provided in note 22.

The stresses applied take account of the nature of valuation techniques used, as well as the availability and reliability of observable proxy and historical data. In all cases, an assessment is made to determine the suitability of available data. The sensitivity methodologies are based on a range, standard deviation or spread data of a reliable reference source or a scenario based on alternative market views. The level of shift or scenarios applied is considered for each product and varies according to the quality of the data and variability of underlying market.

14.         Reclassification of Financial Assets Held for Trading

Prior to 2011, the Group reclassified certain financial assets, originally classified as held for trading that were deemed to be not held for trading purposes, and thus considered as loans and receivables. There were no such reclassifications in 2011.

The carrying value of the securities previously reclassified into loans and receivables has decreased from £8,625m to £8,084m primarily as a result of sales, paydowns and maturities of the underlying securities.

Sales of securities from the 16 December 2008 reclassification totalled £91m (31 December 2010: £390m) and sales of securities from the 25 November 2009 reclassification totalled £341m (31 December 2010: £178m).

The following table provides a summary of the assets reclassified from held for trading to loans and receivables.

	As at 30.06.11		As at 31.12.10		As at 30.06.10
Trading Assets Reclassified to Loans and Receivables	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
	£m	£m	£m	£m	£m	£m
Reclassification 25 November 2009	7,708	7,459	8,081	7,842	8,120	8,096
Reclassification 16 December 2008	376	374	544	545	680	693
Total financial assets reclassified to loans and receivables	8,084	7,833	8,625	8,387	8,800	8,789

If the reclassifications had not been made, the Group's income statement for 2011 would have included a net loss on the reclassified trading assets of £14m (2010: gain of £38m).

During the period, the reclassified financial assets contributed £230m (2010: £190m) to interest income.

15. Goodwill and Intangible Assets
	As at	As at	As at
	30.06.11	31.12.10	30.06.10
	£m	£m	£m
Goodwill	6,107	6,219	6,269
Intangibles	2,434	2,478	2,555
Total	8,541	8,697	8,824

Goodwill principally comprised £3,147m held in UK RBB (31 December 2010: £3,148m), £1,237m in Africa RBB (31 December 2010: £1,307m), £527m in Europe RBB (31 December 2010: £505m) and £522m in Barclaycard (31 December 2010: £585m).

Where there were indicators of impairment, goodwill held as at 30 June 2011 was reviewed for impairment by comparing the carrying value to its recoverable amount. This included goodwill balances of £47m relating to FirstPlus and £589m relating to the Spanish business.

This assessment resulted in the write-off of the remaining goodwill in FirstPlus, reflecting the continued run-off of the loan portfolio and the impact of payment protection insurance redress. No impairment has been recognised on the Spanish goodwill as the recoverable amount exceeded the carrying amount of the business based on a pre-tax discount rate of 13% (31 December 2010: 12%) and a terminal growth rate of 1.7% (31 December 2010: 2.0%). Whilst the recoverable amount continues to exceed the carrying amount for the Spanish business, the excess has decreased since December 2010 as a result of the change in assumptions and will be kept under review.

16. Subordinated Liabilities
	As at	As at	As at
	30.06.11	31.12.10	30.06.10
	£m	£m	£m
Opening balance as at 1 January	28,499	25,816	25,816
Issuances	880	2,131	93
Redemptions	(2,434)	(1,211)	(1,185)
Other	(159)	1,763	1,205
Total dated and undated subordinated liabilities as at period end	26,786	28,499	25,929

During the six months ended 30 June 2011 redemptions comprised: 5.75% Subordinated Notes 2011 (€1,000m) of £856m, Callable Floating Rate Subordinated Notes 2016 (€1,250m) of £1,105m, Floating Rate Subordinated Step-up Callable Notes 2016 (US$750m) of £470m and Subordinated Floating Rate Capital Notes 2011 (€11m) of £3m. 6.625% Lower Tier 2 Notes 2022 (€1,000m) of £880m were issued.

17. Provisions
	As at	As at	As at
	30.06.11	31.12.10	30.06.10
	£m	£m	£m
Redundancy and restructuring	317	177	131
Undrawn contractually committed facilities and guarantees	219	229	166
Onerous contracts	67	74	61
Sundry provisions	473	467	449
Payment Protection Insurance redress	998	-	-
	2,074	947	807

Following the conclusion of the judicial review and discussions with the FSA to clarify the interpretation and application of the guidelines, a provision for the cost of PPI redress of £1,000m was raised in the second quarter of 2011. £2m has been utilised up to 30 June 2011. The provision is based upon a number of assumptions, and reflects FSA guidance, industry experience of resolving such claims and Barclays stated intention to compensate all customers who had PPI complaints put on hold during the judicial review. The assumptions will be reviewed and updated as we gain greater experience of settling these claims.

The Group recognised additional costs for the settlement of PPI claims unrelated to the judicial review of £13m (2010: £92m), of which £5m (2010: £42m) was included in income and £8m (2010: £50m) within operating expenses.

Included in sundry provisions are provisions in respect of litigation of £117m (31 December 2010: £151m).

18.         Retirement Benefit Liabilities

The Group's IAS 19 pension deficit across all schemes as at 30 June 2011 was £1,541m (31 December 2010: £2,896m). There are net recognised liabilities of £286m (31 December 2010: £239m) and unrecognised actuarial losses of £1,255m (31 December 2010: £2,657m). The net recognised liabilities comprised retirement benefit liabilities of £412m (31 December 2010: £365m) and assets of £126m (31 December 2010: £126m).

The Group's IAS 19 pension deficit in respect of the main UK Scheme as at 30 June 2011 was £1,206m (31 December 2010: £2,552m). The most significant reason for this change was the increase in AA long-term corporate bond yields which resulted in a higher discount rate of 5.63% (31 December 2010: 5.31%).

The latest completed triennial funding valuation of the main UK scheme was performed with an effective date of 30 September 2007. The Group agreed funding contributions which, in aggregate, are no less than those which are sufficient to meet the Group's share of the cost of benefits accruing over each year. The next triennial funding valuation of the main UK scheme with an effective date of 30 September 2010 is currently in progress, and is due to be finalised by the end of 2011.

From 1 January 2013, in accordance with IAS 19 Employee Benefits (Revised 2011), the Group balance sheet will reflect the pension deficit in full, including the currently unrecognised actuarial losses.

19.         Share Capital

Called Up Share Capital

Called up share capital comprises 12,189 million (31 December 2010: 12,182 million) ordinary shares of 25p each.

The independent trustees of the Group's share schemes may make purchases of Barclays PLC ordinary shares in the market at any time or times following this announcement of the Group's results for the purposes of those schemes' current and future requirements.

Warrants

As at 30 June 2011 there were unexercised warrants to subscribe for 379.2 million (31 December 2010: 379.2 million) new ordinary shares at a price of £1.97775.

20.         Other Reserves

Currency Translation Reserve

The currency translation reserve represents the cumulative gains and losses on the retranslation of the Group's net investment in foreign operations, net of the effects of hedging. Currency translation differences of £790m (2010: £1,054m), including £182m (2010: £119m) associated with non-controlling interests, is largely due to the appreciation of Sterling against the Rand and US Dollar, offset by the depreciation against the Euro.

During the period, £3m loss (2010: £221m gain) of the currency translation reserve was recognised in the income statement.

Available for Sale Reserve

The available for sale reserve represents the unrealised change in the fair value of available for sale investments since initial recognition.

The available for sale reserve movement of £315m (2010: net loss £1,993m) was driven by net gains from changes in fair value of available for sale assets as markets continued to recover.

Cash Flow Hedge Reserve

The cash flow hedge reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when hedged transactions affect profit or loss.

Movements in the cash flow hedge reserve principally reflected increases in the fair value of interest rate swaps held for hedging purposes more than offset by related gains transferred to net profit.

21. Contingent Liabilities and Commitments
	As at	As at	As at
	30.06.11	31.12.10	30.06.10
	£m	£m	£m
Securities lending arrangements	32,977	27,672	26,489
Guarantees and letters of credit pledged as collateral security	12,886	13,783	12,503
Performance guarantees, acceptances and endorsements	9,257	9,175	9,468
Contingent liabilities	55,120	50,630	48,460

Documentary credits and other short-term trade related transactions	1,392	1,194	1,141

Standby facilities, credit lines and other commitments	232,624	222,963	221,105

Securities Lending Arrangements

Up to the disposal of Barclays Global Investors on 1 December 2009, the Group facilitated securities lending arrangements for its managed investment funds whereby securities held by funds under management were lent to third parties. Borrowers provided cash or investment grade assets as collateral equal to 100% of the market value of the securities lent plus a margin of 2%-10%. The Group agreed with BlackRock, Inc. to continue to provide indemnities to support these arrangements for three years following the disposal. The fair value of the collateral held was £33,496 (31 December 2010: £28,465m) and that of the stock lent was £32,977 (31 December 2010: £27,672m).

The Financial Services Compensation Scheme

The Financial Services Compensation Scheme (FSCS) is the UK's compensation fund for customers of authorised financial services firms that are unable to pay claims. The FSCS raises levies on all UK deposit taking institutions. Previously compensation has been paid out by facilities provided by HM Treasury to FSCS in support of FSCS's obligations to the depositors of banks declared in default. The total of these facilities is understood to be approximately £20bn. While it is anticipated that the substantial majority of these facilities will be repaid wholly from recoveries from the institutions concerned, there is the risk of a shortfall, such that the FSCS may place additional levies on all FSCS participants. Barclays has included an accrual of £63m in other liabilities as at 30 June 2011 (31 December 2010: £63m) in respect of levies raised by the FSCS. The financing arrangements for the Treasury loan to the FSCS run until the end of March 2012; the financing arrangements that will apply from April 2012 are expected to be agreed in the second half of 2011.

Barclays Capital US Mortgage Activities

Barclays activities within the US residential mortgage sector during the period 2005 through 2008 included: sponsoring and underwriting of approximately $39bn of private-label securitisations; underwriting of approximately $34bn of other private-label securitisations; sales of approximately $150m of loans to government sponsored enterprises (GSEs); and sales of approximately $3bn of loans to others. In addition, Barclays sold approximately $4bn of loans to Protium in 2009. As a result of Barclays acquisition of Protium in April 2011, Barclays reacquired the loans previously sold to Protium. Some of the loans sold by Barclays were originated by a Barclays subsidiary. Barclays also performed servicing activities through its US residential mortgage servicing business which Barclays acquired in Q4 2006 and subsequently sold in Q3 2010.

In connection with Barclays loan sales and some of its sponsored private-label securitisations, Barclays made certain loan level representations and warranties (R&Ws) generally relating to the underlying borrower, property and/or mortgage documentation. Under certain circumstances, Barclays may be required to repurchase the related loans or make other payments related to such loans if the R&Ws were breached. As at 31 December 2010, Barclays R&Ws in respect of approximately $1bn of loans sold to others (which excludes the reacquired loans previously sold to Protium and loans sold to GSEs) had expired. The R&Ws with respect to the balance of the loans sold to others were not subject to expiration provisions. However such loans were generally sold at significant discounts and contained more limited R&Ws than loans sold to GSEs. Third party originators provided loan level R&Ws directly to the securitisation trusts for approximately $34bn of the $39bn in Barclays sponsored securitisations. Barclays or a subsidiary provided loan level R&Ws to the securitisation trusts for approximately $5bn of the Barclays sponsored securitisations. R&Ws made by Barclays in respect of such securitised loans, and the loans sold by Barclays to GSEs, are not subject to expiration provisions. Total unresolved repurchase requests associated with all loans sold to others and private-label activities were $22m at 30 June 2011. Current provisions are adequate to cover estimated losses associated with outstanding repurchase claims. However, based upon the large number of defaults occurring in US residential mortgages, there is a potential for additional claims for repurchases.

Claims against Barclays as a sponsor and or underwriter of RMBS offerings have been brought in certain civil actions. Additionally, Barclays has received inquiries from various regulatory and governmental authorities regarding its mortgage-related activities and is cooperating with such inquiries.

It is not possible to provide a meaningful estimate of the financial impact of the potential exposure relating to all of the foregoing matters at this time.

22.         Legal Proceedings

Lehman Brothers Holdings Inc.

On 15 September 2009, motions were filed in the United States Bankruptcy Court for the Southern District of New York (the Court) by Lehman Brothers Holdings Inc. (LBHI), the SIPA Trustee for Lehman Brothers Inc. (the Trustee) and the Official Committee of Unsecured Creditors of Lehman Brothers Holdings Inc. (the Committee). All three motions challenged certain aspects of the transaction pursuant to which Barclays Capital Inc. (BCI) and other companies in the Group acquired most of the assets of Lehman Brothers Inc. (LBI) in September 2008 and the court order approving such sale. The claimants were seeking an order voiding the transfer of certain assets to BCI; requiring BCI to return to the LBI estate alleged excess value BCI received; and declaring that BCI is not entitled to certain assets that it claims pursuant to the sale documents and order approving the sale (the Rule 60 Claims). On 16 November 2009, LBHI, the Trustee and the Committee filed separate complaints in the Court asserting claims against BCI based on the same underlying allegations as the pending motions and seeking relief similar to that which is requested in the motions. On 29 January 2010, BCI filed its response to the motions and also filed a motion seeking delivery of certain assets that LBHI and LBI have failed to deliver as required by the sale documents and the court order approving the sale (together with the Trustee's competing claims to those assets, the Contract Claims). Approximately £2.6bn of the assets acquired as part of the acquisition had not been received by 30 June 2011, approximately £1.9bn of which were recognised as part of the accounting for the acquisition and are included in the balance sheet as at 30 June 2011. This results in an effective provision of £0.7bn against the uncertainty inherent in the litigation.

On 22 February 2011, the Court issued its Opinion in relation to these matters, rejecting the Rule 60 Claims and deciding some of the Contract Claims in the Trustee's favour and some in favour of BCI. On 15 July 2011, the Court entered final Orders implementing its Opinion. Both sides have filed notices of appeal from the Court's adverse rulings in the final Orders.

If the final Orders were to be unaffected by future proceedings, Barclays estimates that after taking into account the effective provision of £0.7bn, its loss would be approximately £2.7bn. Any such loss, however, is not considered probable and Barclays is satisfied with the current level of provision.

In addition, LBHI is pursuing a claim for approximately US$500m relating to bonuses that BCI was allegedly obligated to pay to former Lehman employees. This claim is yet to be adjudicated. The Bank considers that this claim is without merit and BCI is vigorously defending its position.

American Depositary Shares

Barclays Bank PLC, Barclays PLC and various current and former members of Barclays PLC's Board of Directors have been named as defendants in five proposed securities class actions (which have been consolidated) pending in the United States District Court for the Southern District of New York (the Court). The consolidated amended complaint, dated 12 February 2010, alleges that the registration statements relating to American Depositary Shares representing Preferred Stock, Series 2, 3, 4 and 5 (the ADS) offered by Barclays Bank PLC at various times between 2006 and 2008 contained misstatements and omissions concerning (amongst other things) Barclays portfolio of mortgage-related (including US subprime-related) securities, Barclays exposure to mortgage and credit market risk and Barclays financial condition. The consolidated amended complaint asserts claims under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933. On 5 January 2011, the Court issued an order and, on 7 January 2011, judgment was entered, granting the defendants' motion to dismiss the complaint in its entirety and closing the case. On 4 February 2011, the plaintiffs filed a motion asking the Court to reconsider in part its dismissal order. On 31 May 2011, the Court denied in full the plaintiffs' motion for reconsideration. On 29 June 2011 the plaintiffs filed a notice of appeal from both decisions (the grant of the defendants' motion to dismiss and the denial of the plaintiffs' motion for reconsideration) to the United States Court of Appeals for the Second Circuit.

Barclays considers that these ADS-related claims against it are without merit and is defending them vigorously. It is not possible to estimate any possible loss in relation to these claims or any effect that they might have upon operating results in any particular financial period.

Other

Barclays is engaged in various other litigation proceedings both in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against it which arise in the ordinary course of business. Barclays does not expect the ultimate resolution of any of the proceedings to which Barclays is party to have a significant adverse effect on the financial statements of the Group and Barclays has not disclosed the contingent liabilities associated with these claims either because they cannot reasonably be estimated or because such disclosure could be prejudicial to the conduct of the claims.

23.         Competition and Regulatory Matters

This note highlights some of the key competition and regulatory challenges facing Barclays, many of which are beyond our control. The extent of the impact of these matters on Barclays cannot always be predicted but may materially impact our businesses and earnings.

Regulatory Change

The scale of regulatory change remains challenging with a significant tightening of regulation and changes to regulatory structures globally, especially for banks that are deemed to be of systemic importance. Concurrently, there is continuing political and regulatory scrutiny of the operation of the banking and consumer credit industries which, in some cases, is leading to increased or changing regulation which is likely to have a significant effect on the industry. Examples include Basel III and the emerging proposals on systemically important institutions.

In the UK, the FSA's current responsibilities are to be reallocated between the Prudential Regulatory Authority (a subsidiary of the Bank of England) and a new Financial Conduct Authority. In addition, the Independent Commission on Banking (Commission) has been charged by the UK Government with reviewing the UK banking system. The Commission has been asked to consider structural and related non-structural reforms to the UK banking sector to promote financial stability and competition. An interim report was published on 11 April 2011 and the Commission has confirmed that its final report will be released on 12 September 2011.

In the United States, the Dodd-Frank Wall Street Reform and Consumer Protection Act contains far reaching regulatory reform although the full impact will not be known until implementing rules are made by governmental authorities, a process which is currently ongoing.

Payment Protection Insurance (PPI)

On 20 April 2011 the judicial review proceedings brought by the British Bankers' Association in October 2010 against the FSA and the Financial Ombudsman Service regarding the assessment and redress of PPI complaints were dismissed. On 9 May 2011 Barclays announced that it would not be participating in any application for permission to appeal against the High Court judgment and that Barclays had agreed with the FSA that it will process all on-hold and any new complaints from customers about PPI policies that they hold. Barclays also announced that, as a goodwill gesture, it would pay out compensation to customers who had PPI complaints put on hold during the judicial review. While important aspects of the handling of PPI complaints, and therefore the cost of doing so, are not yet certain, Barclays has taken a provision to cover the cost of future redress and administration of £1bn in the second quarter of 2011.

Interchange

The Office of Fair Trading, as well as other competition authorities elsewhere in Europe, continues to carry out investigations into Visa and MasterCard credit and debit interchange rates. These investigations may have an impact on the consumer credit industry as well as having the potential for the imposition of fines. The timing of these cases is uncertain but outcomes may be known within the next 2-4 years.

London Interbank Offered Rate (LIBOR)

The FSA, the US Commodity Futures Trading Commission, the US Securities and Exchange Commission, the US Department of Justice Fraud Section of the Criminal Division and Antitrust Division and the European Commission are among various authorities conducting investigations into submissions made by Barclays and other panel members to the bodies that set various interbank offered rates. Barclays is co-operating in the relevant investigations and is keeping regulators informed. In addition, Barclays has been named as a defendant in a number of class action lawsuits filed in US federal courts involving claims by purported classes of purchasers and sellers of LIBOR-based derivative products or Eurodollar futures or options contracts between 2006 and 2009. The complaints are substantially similar and allege, among other things, that Barclays and other banks individually and collectively violated US antitrust and commodities laws and state common law by suppressing LIBOR rates during the relevant period. It is currently not possible to predict the ultimate resolution of the issues covered by the various investigations and lawsuits, including the timing and the scale of the potential impact on the Group of any resolution.

24.         Related Party Transactions

Related party transactions in the half year ended 30 June 2011 were similar in nature to those disclosed in the Group's 2010 Annual Report. No related party transactions that have taken place in the six months to 30 June 2011 have materially affected the financial position or the performance of the Group during this period and there were no changes in the related parties transactions described in the 2010 Annual Report that could have a material effect on the financial position or performance of the Group in the first six months of the current financial year.

25.         Segmental Reporting

Since 1 January 2011 Barclays has organised its activities under three main business groupings: Retail and Business Banking, Corporate and Investment Banking, and Wealth and Investment Management, in addition to Head Office Functions and Other Operations.

Under this revised presentation, the segments previously reported under Global Retail Banking and Absa are together known as Retail and Business Banking (RBB); UK Retail Banking and Western Europe Retail Banking are now known as UK RBB and Europe RBB respectively; and Absa and Barclays Africa are together known as Africa RBB. The Group's revised business segments are as follows:

Retail and Business Banking (RBB)

- UK RBB is a leading UK high street bank providing current account and savings products and Woolwich branded mortgages. UK RBB also provides unsecured loans, protection products and general insurance as well as banking and money transmission services to small and medium enterprises

- Europe RBB provides retail banking and credit card services in Spain, Italy, Portugal and France

- Africa RBB represents Absa's and Barclays Africa RBB operations. Absa provides a full range of retail banking services and insurance products through a variety of retail distribution channels and offers customised business solutions for commercial and large corporate customers. Barclays Africa provides retail, corporate and credit card services across Africa and the Indian Ocean

- Barclaycard is an international payments services provider for consumer, business and corporate customers including credit cards, payment acceptance and consumer lending

Corporate and Investment Banking

- Barclays Capital is the investment banking division of Barclays. It provides large corporate, government and institutional clients with a full spectrum of solutions to meet their strategic advisory, financing and risk management needs

- Barclays Corporate provides integrated banking solutions to large corporates, financial institutions and multinationals in the UK, Europe and Rest of World

Wealth and Investment Management

- Barclays Wealth is the wealth management division of Barclays. It focuses on private and intermediary clients worldwide, providing international and private banking, investment management, fiduciary services and brokerage

- Investment Management manages the Group's economic interest in BlackRock, Inc. and the residual elements relating to Barclays Global Investors, which was sold on 1st December 2009

Head Office Functions and Other Operations

- Head Office Functions and Other Operations comprise head office and central support functions, businesses in transition and consolidation adjustments

Products and services offered to customers are organised by business segment as described above.

This segmental presentation is consistent with the information provided to Barclays Group Executive Committee to make decisions about allocating resources to, and assessing the performance of, operating segments and is measured in accordance with IFRSs.

	Retail and Business Banking

Half Year Ended 30 June 2011	UK	Europe	Africa	Barclaycard	Total
	£m	£m	£m	£m	£m
Total income net of insurance claims	2,254	604	1,867	1,972	6,697
Impairment charges and other credit provisions	(275)	(116)	(268)	(648)	(1,307)
Operating expenses	(1,675)	(657)	(1,223)	(1,418)	(4,973)
Other income/(losses)1	-	8	3	18	29
Business segment profit/(loss) before tax	304	(161)	379	(76)	446

Total assets	123,745	56,699	57,123	32,513	270,080

Half Year Ended 31 December 2010
Total income net of insurance claims	2,347	562	1,918	2,066	6,893
Impairment charges and other credit provisions	(372)	(181)	(232)	(798)	(1,583)
Operating expenses	(1,487)	(538)	(1,349)	(806)	(4,180)
Other (losses)/income1	(3)	8	79	12	96
Business segment profit/(loss) before tax	485	(149)	416	474	1,226

Total assets	121,590	53,609	60,264	30,324	265,787

Half Year Ended 30 June 2010
Total income net of insurance claims	2,171	602	1,782	1,958	6,513
Impairment charges and other credit provisions	(447)	(133)	(330)	(890)	(1,800)
Operating expenses	(1,322)	(495)	(1,069)	(764)	(3,650)
Other income/(losses)1	102	36	5	13	156
Business segment profit/(loss) before tax	504	10	388	317	1,219

Total assets	119,251	48,976	54,846	31,062	254,135

1 Other income/(losses) represents: Share of post-tax results of associates and joint ventures; Profit or loss on disposal of subsidiaries, associates and joint ventures; and Gains on acquisitions.

Corporate and Investment Banking			Wealth and Investment Management
Barclays Capital	Barclays Corporate	Total	Barclays Wealth	Investment Management	Total	Head Office Functions and Other Operations	Total
£m	£m	£m	£m	£m	£m	£m	£m
6,352	1,471	7,823	848	(1)	847	(37)	15,330
111	(614)	(503)	(19)	-	(19)	1	(1,828)
(4,073)	(839)	(4,912)	(740)	(6)	(746)	(198)	(10,829)
9	(65)	(56)	(1)	-	(1)	(1)	(29)
2,399	(47)	2,352	88	(7)	81	(235)	2,644

1,076,018	85,073	1,161,091	19,814	4,213	24,027	37,724	1,492,922

5,688	1,573	7,261	803	44	847	(142)	14,859
(234)	(747)	(981)	(21)	-	(21)	(7)	(2,592)
(4,082)	(1,078)	(5,160)	(714)	(8)	(722)	(189)	(10,251)
8	(2)	6	-	-	-	-	102
1,380	(254)	1,126	68	36	104	(338)	2,118

1,094,799	85,735	1,180,534	17,849	4,612	22,461	20,863	1,489,645

7,912	1,401	9,313	757	34	791	(36)	16,581
(309)	(949)	(1,258)	(27)	-	(27)	5	(3,080)
(4,213)	(829)	(5,042)	(635)	(3)	(638)	(390)	(9,720)
10	-	10	-	-	-	-	166
3,400	(377)	3,023	95	31	126	(421)	3,947

1,212,413	86,906	1,299,319	16,376	3,604	19,980	13,712	1,587,146

26.         Africa Retail and Business Banking

Set out below are the results of the two previously reported segments that now comprise Africa RBB.

Half Year Ended 30 June 2011
Income Statement Information	Absa	Barclays Africa	Africa RBB Total
	£m	£m	£m
Income	1,520	347	1,867
Impairment charges and other credit provisions	(245)	(23)	(268)
Operating expenses	(942)	(281)	(1,223)
Share of post-tax results of associates and joint ventures	3	-	3
Profit before tax	336	43	379

Balance Sheet Information
Total assets	£49.5bn	£7.6bn	£57.1bn
Risk weighted assets	£27.8bn	£7.6bn	£35.4bn

Half Year Ended 31 December 2010
Income Statement Information	£m	£m	£m
Income	1,520	398	1,918
Impairment charges and other credit provisions	(198)	(34)	(232)
Operating expenses	(1,026)	(323)	(1,349)
Share of post-tax results of associates and joint ventures	2	-	2
Profit on disposal of subsidiaries, associates and joint ventures	-	77	77
Profit before tax	298	118	416

Balance Sheet Information
Total assets	£52.4bn	£7.9bn	£60.3bn
Risk weighted assets	£30.4bn	£8.0bn	£38.4bn

Half Year Ended 30 June 2010
Income Statement Information	£m	£m	£m
Income	1,379	403	1,782
Impairment charges and other credit provisions	(282)	(48)	(330)
Operating expenses	(784)	(285)	(1,069)
Share of post-tax results of associates and joint ventures	1	-	1
Profit on disposal of subsidiaries, associates and joint ventures	4	-	4
Profit before tax	318	70	388

Balance Sheet Information
Total assets	£47.0bn	£7.9bn	£54.9bn
Risk weighted assets	£23.1bn	£7.8bn	£30.9bn

Impact of Absa Group Limited on Barclays Results

Absa Group Limited, which is listed on the Johannesburg Stock Exchange, is a Group subsidiary consolidated within Barclays Results. Absa Group profit before tax of R6, 667m (2010: R5,617m), an increase of 19%, is translated in Barclays results at an average exchange rate of R11.12/£ (2010: R11.48/£), a 3% appreciation in the average value of the Rand against Sterling. Consolidation adjustments reflected the amortisation of intangible assets of £26m (2010: £27m) and internal funding and other adjustments of £55m (2010: £23m). The resulting profit before tax of £519m (2010: £439m) is represented within Africa RBB £336m (2010: £318m), Barclays Capital £75m (2010: £58m), Barclaycard £107m (2010: £66m) and Barclays Wealth £1m (2010: £3m loss).

Absa Group Limited's total assets were flat at R715.9bn (31 December 2010: R716.5bn). This is translated into Barclays results at a period-end exchange rate of R10.86/£ (31 December 2010: R10.26/£).

Other Information

Registered Office

1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. www.barclays.com.

Company number: 48839

Registrar

The Registrar to Barclays, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom. Tel: 0871 384 20551 or +44 121 415 7004 from overseas.

Listing

The principal trading market for Barclays PLC ordinary shares is the London Stock Exchange. Trading on the New York Stock Exchange is in the form of ADSs under the ticker symbol 'BCS'. Each ADS represents four ordinary shares of 25p each and is evidenced by an ADR. The ADR depositary is JP Morgan Chase Bank N.A., whose international telephone number is +1-651-453-2128, domestic telephone number is 1-800-990-1135 and address is JPMorgan Chase Bank, PO Box 64504, St. Paul, MN 55164-0504, USA.

Dividend Reinvestment Plan

Shareholders may have their dividends reinvested in Barclays shares by joining the Barclays Dividend Reinvestment Plan (DRIP). The DRIP is a straightforward and cost-effective way of using your dividends to build your shareholding in Barclays. For further details, including application information, please visit www.barclays.com or alternatively contact: The Plan Administrator to Barclays DRIP, Share Dividend Team, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom, or by telephoning 0871 384 20551 from the UK or +44 121 415 7004 from overseas.

1 Calls to this number are charged at 8p per minute if using a BT landline. Call charges may vary if using other providers.

Other Information

Results Timetable1	Date
Ex-dividend date	10 August 2011
Dividend Record date	12 August 2011
Dividend Payment date	9 September 2011
Q3 2011 Interim Management Statement1	31 October 2011

				Change	Change
Exchange Rates2	30.06.11	31.12.10	30.06.10	31.12.103	30.06.103
Period end - US$/£	1.61	1.55	1.49	(4%)	(7%)
Average - US$/£	1.62	1.57	1.52	(3%)	(6%)
Period end - €/£	1.11	1.16	1.22	5%	10%
Average - €/£	1.15	1.18	1.15	3%	0%
Period end - ZAR/£	10.87	10.26	11.45	(6%)	5%
Average - ZAR/£	11.14	11.12	11.48	(0%)	3%

Share Price Data
			30.06.11	31.12.10	30.06.10
Barclays PLC (p)			256.45	261.65	270.55
Absa Group Limited (ZAR)			134.81	140.00	121.49
BlackRock, Inc. (US$)			191.81	190.58	143.40

For Further Information Please Contact

Investor Relations	Media Relations
Stephen Jones	Howell James /Giles Croot
+44 (0) 20 7116 5752	+44 (0) 20 7116 6060/6132

More information on Barclays can be found on our website: www.barclays.com

1        Note that these announcement dates are provisional and subject to change.
2       The average rates shown above are derived from daily spot rates during the year used to convert foreign currency transactions into Sterling for accounting purposes.
3        The change is the impact to Sterling reported information.

Glossary of Terms

Absa - The previously reported South African segment of Barclays PLC, comprising Absa Group Limited, but excluding Absa Capital, Absa Card and Absa Wealth which are reported within Barclays Capital, Barclaycard, and Barclays Wealth respectively.

Absa Card - The portion of Absa's results that arises from the Absa credit card business and is reported within Barclaycard.

Absa Group Limited - Refers to the consolidated results of the South African Group of which the parent company is listed on the Johannesburg Stock Exchange and in which Barclays owns a controlling stake.

ABS CDO Super Senior - Super senior tranches of debt linked to collateralised debt obligations of asset backed securities (defined below). Payment of super senior tranches takes priority over other obligations.

Adjusted cost: income ratio - Ratio of costs to income (excluding own credit, provision for PPI redress and losses on disposal of strategic investments).

Adjusted Gross Leverage - The multiple of adjusted total tangible assets over total qualifying Tier 1 capital. Adjusted total tangible assets are total assets less derivative counterparty netting, assets under management on the balance sheet, settlement balances and cash collateral on derivative liabilities, goodwill and intangible assets. See 'Tier 1 Capital' below.

Adjusted profit before tax - Profit before own credit, gains and losses on acquisitions and disposals, provision for PPI redress and losses on disposal of strategic investments.

Africa - Geographic segment comprising countries where Barclays operates within Africa and the Indian Ocean.

Africa RBB - Operating segment that represents Absa's and Barclays Africa RBB operations. Absa provides a full range of retail banking services and insurance products through a variety of retail distribution channels and offers customised business solutions for commercial and large corporate customers. Barclays Africa provides retail, corporate and credit card services across Africa and the Indian Ocean.

Alt-A - Loans regarded as lower risk than sub-prime, but with higher risk characteristics than lending under normal criteria.

Americas - Geographic segment comprising the USA, Canada and countries where Barclays operates within Latin America.

Arrears - Customers are said to be in arrears when they are behind in fulfilling their obligations with the result that an outstanding loan is unpaid or overdue. Such customers are also said to be in a state of delinquency. When a customer is in arrears, their entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue.

Asia - Geographic segment comprising countries where Barclays operates within Asia (including Singapore, Japan, China and India), Australasia and the Middle East.

Asset Backed Securities (ABS) - Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages and, in the case of Collateralised Debt Obligations (CDOs), the referenced pool may be ABS or other classes of assets.

Assets Margin - Interest earned on customer assets relative to the average internal funding rate, divided by average customer assets, expressed as an annualised percentage.

Average Customer Balances - Average customer balances which make up the average balance sheet are based upon daily averages for most UK banking operations and monthly averages outside the UK.

Average LTV on new mortgages - The ratio of all new mortgage balances disbursed in the period to the appraised property value of those mortgages, i.e. total amount disbursed year-to-date divided by total amount of appraised property value.

Average Portfolio MTM LTV - The ratio of total outstanding balances to the current value of the securities, which is estimated using one or more house price indices, i.e. total outstanding balances divided by total current property values (marked to market).

Bank levy - A levy that applies to certain UK banks, building societies and the UK operations of foreign banks from 1 January 2011. The levy is payable based on a percentage of the chargeable equity and liabilities of the bank as at the balance sheet date as at 31 December.

Barclays Business - A business unit within UK Retail and Business Banking providing banking services to small and medium enterprises.

Basel III leverage ratio - The ratio of Tier 1 capital to certain on- and off-balance sheet exposures, calculated in accordance with the methodology set out in the Basel III guidelines published in December 2010.

Basis point - One hundredth of a per cent (0.01%); 100 basis points is 1%. The measure is used in quoting movements in interest rates, yields on securities and for other purposes.

BCBS - Basel Committee of Banking Supervisors (BCBS, or The Basel Committee), a forum for regular cooperation on banking supervisory matters and develops global supervisory standards for the banking industry. Its members are officials from central banks or prudential supervisors from 27 countries and territories.

Capital Adequacy Directive II (CAD II) - A European directive that aims to establish uniform capital requirements for banking firms and non-bank securities firms and updates CAD I.

Capital ratios - Key financial ratios measuring the Group's capital adequacy or financial strength. These include the Core Tier 1 ratio, Tier 1 ratio and Risk asset ratio.

Collateralised Debt Obligations (CDOs) - Securities issued by a third party which reference Asset Backed Securities (ABSs) (defined above) and/or certain other related assets purchased by the issuer. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets. CDO2 securities represent investments in CDOs that have been securitised by a third party.

Collateralised Loan Obligation (CLO) - A security backed by the repayments from a pool of commercial loans. The payments may be made to different classes of owners (in tranches).

Commercial Mortgage Backed Securities (CMBS) - Securities that represent interests in a pool of commercial mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).

Commercial Real Estate (Loans) - Loans backed by a package of commercial real estate. Commercial real estate includes office buildings, industrial property, medical centres, hotels, malls, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, and industrial properties.

Compensation: income ratio - Staff compensation based costs compared to total income.

Core Tier 1 capital - Called-up share capital and eligible reserves plus equity non-controlling interests, less intangible assets and deductions relating to the excess of expected loss over regulatory impairment allowance and securitisation positions as specified by the FSA. See Capital Resources table on page 65.

Core Tier 1 ratio - Core Tier 1 capital as a percentage of risk weighted assets.

Cost: income ratio - Operating expenses compared to total income net of insurance claims.

Cost: net operating income ratio - Operating expenses compared to total income net of insurance claims less impairment charges and other credit provisions.

Cost: net operating income ratio - Operating expenses compared to operating income.

Coverage ratio - Impairment allowances as a percentage of credit risk loan balances.

Covered bonds - Debt securities backed by a portfolio of mortgages that are segregated from issuer's other assets solely for the benefit of the holders of the covered bonds.

Credit Default Swaps (CDS) - A credit derivative is an arrangement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of protection. A credit default swap is a contract where the protection seller receives premiums or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.

Credit Derivative Product Company (CDPC) - A company that sells protection on credit derivatives. CDPCs are similar to monoline insurers. However, unlike monoline insurers, they are not regulated as insurers.

Credit Market Exposures - Barclays Capital exposures to commercial real estate, leveraged finance and collateral previously underlying the loan to Protium. These exposures arose before the market dislocation in mid-2007. These exposures include positions subject to fair value movements in the income statement, positions that are classified as loans and advances and available for sale assets.

Credit Risk Loans (CRLs) - A loan becomes a credit risk loan when evidence of deterioration has been observed, for example a missed payment or other breach of covenant. A loan may be reported in one of three categories: impaired loans, accruing past due 90 days or more or impaired and restructured loans. These may include loans which, while impaired, are still performing but have associated individual impairment allowances raised against them.

Credit spread - The yield spread between securities with the same coupon rate and maturity structure but with different associated credit risks, with the yield spread rising as the credit rating worsens. It is the premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.

Currencies - The Barclays Capital business that provides foreign exchange execution and risk management services.

Customer deposits - Money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Group's balance sheet under Customer Accounts.

Daily Value at Risk (DVaR) - An estimate of the potential loss which might arise from market movements under normal market conditions, if the current positions were to be held unchanged for one business day, measured to a specified confidence level. (Also see VaR, Average Daily Value at Risk and Spot daily Value at Risk).

Debt securities in issue - Transferable certificates of indebtedness of the Group to the bearer of the certificates. These are liabilities of the Group and include certificates of deposit.

Deferred incentive awards and long term incentive plans - Incentives, including cash and share based bonus arrangements, awarded to employees prior to the reporting date that include reference to future service or performance conditions. These awards are recognised in the income statement over the period of service provided by the employees, typically from the date of award to the date the employee becomes unconditionally entitled to the award.

Delinquency - See 'Arrears'.

Equities and Prime Services - Trading businesses encompassing Cash Equities, Equity Derivatives & Equity Financing.

Equity structural hedge - An interest rate hedge which functions to reduce the impact of the volatility of short-term interest rate movements on equity positions on the balance sheet that do not re-price with market rates.

Europe - Geographic segment comprising countries in which Barclays operates within the EU (excluding UK), Northern, Continental and Eastern Europe, including Russia.

Europe RBB - Operating segment that provides retail banking and credit card services in Spain, Italy, Portugal and France.

Expected loss - The Group's measure of anticipated loss for exposures captured under an internal ratings based credit risk approach for capital adequacy calculations. It is measured as the Barclays modelled view of anticipated loss based on Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), with a one year time horizon.

Exposure at default (EAD) - The estimation of the extent to which Barclays may be exposed to a customer or counterparty in the event of, and at the time of, that counterparty's default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so the exposure is typically less than the approved loan limit, but may be higher than the amount recorded on balance sheet.

FirstPlus - The second charge lending business included within the Barclaycard segment. Since September 2008, FirstPlus has been closed to all new business.

Fixed Income, Currency and Commodities (FICC) - Trading businesses encompassing Rates, Credit, Emerging Markets, Commodities, Foreign Exchange & Fixed Income Financing.

Forbearance - Forbearance Programmes assist customers in financial difficulty through agreements to accept less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, Barclays or a third party and include approved debt counselling plans, minimum due reductions, interest rate concessions and switches from capital and interest repayments to interest-only payments.

FSA-eligible pool assets (liquid assets buffer) - High quality unencumbered assets that meet the FSA's requirements for liquidity. These assets include, for example, high quality government or central bank securities, certain sight deposits with central banks, and securities issued by designated multilateral development banks.

Full time equivalent - Full time equivalent employee units are the on-job hours paid for employee services divided by the number of ordinary-time hours normally paid for a full-time staff member when on the job (or contract employee where applicable).

Gains on acquisitions - The amount by which the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised in a business combination, exceeds the cost of the combination.

Gross Charge-off Rates - Balances charged-off to recoveries in a reporting period, expressed as a percentage of average outstanding balances excluding balances in recoveries.

Gross new lending - New lending advanced to customers during the year.

High Net Worth - The business within the Wealth segment that provides banking and other services to high net worth customers.

Home Loan - A loan to purchase a residential property which is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.

Impaired loans - Loans that are reported as Credit Risk Loans (defined above) and comprise loans where individual identified impairment allowances have been raised and also include loans which are fully collateralised or where indebtedness has already been written down to the expected realisable value. The impaired loan category may include loans, which, while impaired, are still performing.

Impairment allowances - A provision held on the balance sheet as a result of the raising of a charge against profit for incurred losses inherent in the lending book. An impairment allowance may either be identified or unidentified and individual or collective.

Income - Total income net of insurance claims, unless otherwise specified.

Incremental Default Risk Charge (IDRC) - The IDRC captures default risk. This means the potential for a direct loss due to an obligor's default as well as the potential for indirect losses that may arise from a default event.

Individual liquidity guidance (ILG)- Guidance given to a firm about the amount, quality and funding profile of liquidity resources that the FSA has asked the firm to maintain.

Interchange - Income paid to a credit card issuer for the clearing and settlement of a sales or cash advance transaction.

Internal funds pricing - The Group's mechanism for pricing intra-group funding and liquidity.

Investment banking- Fee generating businesses encompassing Advisory, Debt and Equity Origination.

Investment grade - A debt security, treasury bill or similar instrument with a credit rating measured by external agencies of AAA to BBB.

Leveraged Finance - Loans or other financing agreements provided to companies whose overall level of debt is high in relation to their cash flow (net debt: EBITDA) typically arising from private equity sponsor led acquisitions of the businesses concerned.

Liabilities margin - Interest paid on customer liabilities relative to the average internal funding rate, divided by average customer liabilities. Expressed as an annualised percentage.

Liquidity Coverage Ratio (LCR) - The ratio of the stock of high quality liquid assets to expected net cash outflows over the following 30 days. High-quality liquid assets should be unencumbered, liquid in markets during a time of stress and, ideally, be central bank eligible. These include, for example, cash and claims on central governments and central banks. The Basel III rules require this ratio to be at least 100% and it is expected to apply from 2015.

Liquidity pool - The Group liquidity pool comprises cash at central banks and highly liquid collateral specifically held by the Group as contingency to enable the bank to meet cash outflows in the event of stressed market conditions.

Loan loss rate - Total credit impairment charge (excluding available for sale assets and reverse repurchase agreements) divided by gross loans and advances to customers and banks held at amortised cost.

Loan to deposit ratio - The ratio of loans and advances to customer accounts. This excludes certain liabilities issued by the retail businesses that have characteristics comparable to retail deposits (for example structured CDs and retail bonds), which are included within debt securities in issue.

Loan to deposit and long term funding ratio - The ratio of wholesale and retail loans and advances to customers net of impairment allowance, divided by the total of customer accounts, long term debt (due after 1 year) and equity.

Loan to value (LTV) of new mortgage lending - See Average LTV on new mortgages.

Loan to value ratio (LTV) - Expresses the amount borrowed against an asset (i.e. a mortgage) as a percentage of the appraised value. The ratios are used in determining the appropriate level of risk for the loan and are generally reported as an average for new mortgages or an entire portfolio.

Loss Given Default (LGD) - The fraction of Exposure at Default (EAD) (defined above) that will not be recovered following default. LGD comprises the actual loss (the part that is not expected to be recovered), together with the economic costs associated with the recovery process.

Market Risk RWA - Risk weighted positions held in equities, commodities, currencies, derivatives and interest rates that have a risk weight assigned to them to reflect the degree of market risk they face.

Medium Term Notes (MTNs) - Corporate notes, continuously offered by a company to investors through a dealer. Investors can choose from differing maturities, ranging from 9 months to 30 years.

Monoline protection - Protection against credit losses provided by a monoline insurer - an entity which specialises in providing credit protection to the holders of debt instruments in the event of default by a debt security counterparty. This protection is typically held in the form of derivatives such as credit default swaps (CDS) referencing the underlying exposures held.

Net Asset Value per Share - Computed by dividing shareholders' equity excluding non-controlling interests by the number of issued ordinary shares.

Net Interest Income - The difference between interest received on assets and interest paid on liabilities including the interest income on Group equity.

Net Investment Income - Income statement line item including changes in the fair value of financial instruments designated at fair value, dividend income and the net result on disposal of available for sale assets.

Net Interest Margin (NIM) - Annualised net interest income for Retail and Business Banking, Barclays Corporate and Barclays Wealth divided by the sum of the average assets and average liabilities for those businesses.

Net Stable Funding Ratio (NSFR) - The ratio of available stable funding to required stable funding over a one year time horizon, assuming a stressed scenario. The ratio is required to be over 100% with effect from 2015. Available stable funding would include such items as equity capital, preferred stock with a maturity of over 1 year, or liabilities with a maturity of over 1 year. The required amount of stable funding is calculated as the sum of the value of the assets held and funded by the institution, multiplied by a specific required stable funding (RSF) factor assigned to each particular asset type, added to the amount of potential liquidity exposure multiplied by its associated RSF factor.

Net Trading Income - Income statement line item including gains and losses arising from trading positions which are held at fair value, in respect of both market-making and customer business, together with interest, dividends and funding costs relating to trading activities.

Net Tangible Asset Value per Share - Computed by dividing shareholders' equity, excluding non-controlling interests less goodwill and intangible assets, by the number of issued ordinary shares.

Own Credit - The effect of the Group's own credit standing on the fair value of financial liabilities.

Payment Protection Insurance (PPI) redress - Provision for the settlement of PPI mis-selling claims following the Judicial Review proceedings.

PCRL Coverage ratio - Impairment allowances as a percentage of total CRL (credit risk loan) and PPL (potential problem loan) balances. See CRL and PPL.

Potential Credit Risk Loans (PCRLs) - Comprise the outstanding balances to Potential Problem Loans (defined below) and the three categories of Credit Risk Loans (defined above).

Potential Problem Loans (PPLs) - Loans where serious doubt exists as to the ability of the borrowers to continue to comply with repayment terms in the near future.

Principal Investments - Private Equity Investments.

Private-label securitisation - Residential mortgage backed security transactions sold or guaranteed by entities that are not sponsored or owned by the government.

Probability of default (PD) - The likelihood that a loan will not be repaid and will fall into default. PD may be calculated for each customer or client who has a loan (normally applicable to wholesale customers or clients) or for a portfolio of customers with similar attributes (normally applicable to retail customers). To calculate PD, Barclays assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. Multiple rating methodologies may be used to inform the rating decision on individual large credits, such as internal and external models, rating agency ratings, and for wholesale assets market information such as credit spreads. For smaller credits, a single source may suffice such as the result from an internal rating model.

Product structural hedge - An interest rate hedge which functions to reduce the economic impact of the volatility of short-term interest rate movements on balance sheet positions that can be matched to a specific product, e.g. customer balances that do not re-price with market rates.

Project Gamma - Investment programme with the aim of expanding the Wealth segment.

Project Merlin - Encompasses statements made by the major UK banks (Barclays, HSBC, Lloyds Banking Group, RBS and Santander) and HM Government to demonstrate their clear and shared intent to work together to help the UK economy recover and grow particularly with regard to promoting lending to business.

Recoveries Impairment Coverage Ratio - Impairment allowance held against recoveries balances expressed as a percentage of balances in recoveries.

Repurchase agreement (repo)/reverse repurchase agreement (reverse repo) - A repurchase agreement that allows a borrower to use a financial security as collateral for a cash loan at a fixed rate of interest. In a repo, the borrower agrees to sell a security to the lender subject to a commitment to repurchase the asset at a specified price on a given date. For the party selling the security (and agreeing to repurchase it in the future) it is a repo; for the counterparty to the transaction (buying the security and agreeing to sell in the future) it is a reverse repurchase agreement or reverse repo.

Residential Mortgage Backed Securities (RMBS) - Securities that represent interests in a group of residential mortgages. Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).

Rest of World - Barclays Corporate operations in India, Pakistan, Russia and the UAE.

Restructured loans - Loans where, for economic or legal reasons related to the borrower's financial difficulties, a concession has been granted to the borrower that would not otherwise be considered. Where the concession results in the cash flows (discounted at the original effective interest rate of the loan) being less than the loan's carrying value, an impairment allowance will be raised.

Retail and Business Banking (RBB) - UK Retail and Business Banking, Europe Retail and Business Banking, Africa Retail and Business Banking and Barclaycard.

Retail Loans - Loans to individuals rather than to financial institutions. It includes both secured and unsecured loans such as mortgages and credit card balances, as well as loans to certain smaller business customers.

Return on average risk weighted assets - Calculated as annualised profit after tax for the period divided by average risk weighted assets for the period.

Return on average shareholders' equity - Calculated as annualised profit for the period attributable to equity holders of the parent divided by the average shareholders' equity for the period, excluding non - controlling interests.

Return on average equity - Calculated as annualised profit after tax and non-controlling interests for the period, divided by average allocated equity for the period. Average allocated equity is calculated as 10% of average risk weighted assets, adjusted for capital deductions, including goodwill and intangible assets.

Return on average tangible shareholders' equity - Calculated as annualised profit for the period attributable to equity holders of the parent divided by average shareholders' equity for the period, excluding non-controlling interests, goodwill and intangible assets.

Return on average tangible equity - Calculated as annualised profit after tax and non-controlling interests for the period, divided by average allocated tangible equity. Average allocated tangible equity is calculated as 10% of average risk weighted assets, adjusted for average capital deductions, excluding goodwill and intangible assets.

Risk adjusted net interest income margin - The annualised net interest margin for Retail and Business Banking, Barclays Corporate and Barclays Wealth less the income statement impairment charge on loans and advances, divided by the sum of the average assets and average liabilities for those businesses.

Risk asset ratio - A measure of the risk attached to the assets of a business using definitions of capital and risk weightings established in accordance with the Basel Capital Accord as implemented by the FSA.

Risk weighted assets - A measure of a bank's assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel Capital Accord as implemented by the FSA.

Securitisation - Typically, a process by which debt instruments such as mortgage loans or credit card balances are aggregated into a pool, which is used to back new securities. A company sells assets to a special purpose vehicle (SPV) which then issues securities backed by the assets based on their value. This allows the credit quality of the assets to be separated from the credit rating of the original borrower and transfers risk to external investors.

SIV Lites - Special Purpose Entities which invest in diversified portfolios of interest earning assets to take advantage of the spread differentials between the assets in the Structured Investment Vehicle (SIV) and the funding cost. Unlike SIVs they are not perpetual, making them more like CDOs, which have fixed maturity dates.

Special Purpose Entities (SPEs) or Special Purpose Vehicles (SPVs) - Entities that are created to accomplish a narrow and well defined objective. There are often specific restrictions or limits around their ongoing activities. Transactions with SPEs take a number of forms, including the provision of financing to fund asset purchases, or commitments to provide finance for future purchases; derivative transactions to provide investors in the SPE with a specified exposure; the provision of liquidity or backstop facilities which may be drawn upon if the SPE experiences future funding difficulties; and direct investment in the notes issued by SPEs.

Spot Daily Value at Risk - The Daily Value at Risk (defined above) recorded for a specified day.

Structural hedge - An interest rate hedge which functions to reduce the impact of the volatility of short-term interest rate movements on positions that exist within the balance sheet that carry interest rates that do not re-price with market rates. See also equity structural hedge and product structural hedge.

Structured Investment Vehicles(SIVs) - SPEs (Special Purpose Entities) which invest in diversified portfolios of interest earning assets to take advantage of the spread differentials between the assets in the SIV and the funding cost.

Structural liquidity - The liquidity available from current positions - principally unpledged marketable assets and holdings of term liabilities with long remaining lives.

Structured finance/notes - A structured note is an investment which pays a return linked to the value or level of a specified asset or index and sometimes offers capital protection if the value declines. Structured notes can be linked to equities, interest rates, funds, commodities and foreign currency.

Subordination - The state of prioritising repayments of principal and interest on debt to a creditor lower than repayments to other creditors by the same debtor. That is, claims of a security are settled by a debtor to a creditor only after the claims of securities held by other creditors of the same debtor have been settled.

Subordinated liabilities - Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.

Sub-Prime - Loans to borrowers typically having weak credit histories that include payment delinquencies and potentially more severe problems such as court judgements and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default.

Tier 1 capital - A measure of a bank's financial strength defined by the FSA. It captures Core Tier 1 capital plus other Tier 1 securities in issue, but is subject to a deduction in respect of material holdings in financial companies.

Tier 1 capital ratio - The ratio expresses Tier 1 capital as a percentage of risk weighted assets.

Tier 2 capital - Broadly includes qualifying subordinated debt and other Tier 2 securities in issue, eligible collective impairment allowances, unrealised available for sale equity gains and revaluation reserves. It is subject to deductions relating to the excess of expected loss over regulatory impairment allowance, securitisation positions and material holdings in financial companies.

Trading Revenue - Total income, excluding own credit and income from principal investments.

UK - Geographic segment comprising Barclays operations in the United Kingdom.

UK RBB - Operating segment that provides UK current account and savings products and Woolwich branded mortgages. UK RBB also provides unsecured loans, protection products and general insurance as well as banking and money transmission services to small and medium enterprises.

US economic sanctions - US economic sanctions, administered by the Office of Foreign Assets Control, against designated foreign countries, nationals and others.

Value at Risk (VaR) - An estimate of the potential loss which might arise from market movements under normal market conditions, if the current positions were to be held unchanged for one business day, measured to a confidence level. (Also see DVaR).

Wholesale Loans - Lending to larger businesses, financial institutions and sovereign entities.

30 (or 90) Day Arrears - Balances greater than 30 (or 90) days in arrears but not charged off to recoveries, expressed as a percentage of outstanding balances excluding balances in recoveries. Percentages include accounts on forbearance programmes.